Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192160

To the Holders of Class A Common Stock of FNBNY Bancorp, Inc.:

A Merger Proposal — Your Vote Is Very Important

On September 26, 2013, the board of directors of FNBNY Bancorp, Inc. unanimously approved a merger agreement between FNBNY Bancorp, Inc. and Bridge Bancorp, Inc., pursuant to which FNBNY Bancorp, Inc. will merge with and into Bridge Bancorp, Inc., and immediately thereafter First National Bank of New York, a wholly owned subsidiary of FNBNY Bancorp, Inc., will merge with and into the Bridgehampton National Bank, a wholly owned subsidiary of Bridge Bancorp, Inc.  Following the effective date of the merger, the separate existence of each of FNBNY Bancorp, Inc. and First National Bank of New York will cease.  FNBNY Bancorp, Inc. is sending you this document to ask you to vote on the adoption of the merger agreement with Bridge Bancorp, Inc.

Under the terms of the agreement, Bridge Bancorp, Inc. will issue an aggregate of 244,110 shares of Bridge Bancorp, Inc. common stock, subject to certain adjustments, as merger consideration in exchange for all the issued and outstanding Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc.  The number of Bridge Bancorp, Inc. shares of common stock issued as merger consideration will increase based on the amount of recoveries, if any, that are received by FNBNY Bancorp, Inc. at least ten days prior to closing on certain loans (the “Identified Loans”) that have an aggregate principal balance of $6.3 million.  The number of Bridge Bancorp, Inc. shares of common stock issued as merger consideration will decrease based on the amount by which recoveries of insurance proceeds with respect to certain insurance claims received prior to closing are less than $350,000.  If the merger is approved, FNBNY Bancorp, Inc. shareholders will have the right to receive a fraction of a share of Bridge Bancorp, Inc. common stock in exchange for each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock (the “Exchange Ratio”).  The Exchange Ratio will be equal to the aggregate number of shares of Bridge Bancorp, Inc. common stock to be issued, after taking into account the foregoing adjustments, divided by the aggregate number of shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc. outstanding at the time of the closing. As of the date of this proxy statement-prospectus, there are a total of 4,989,832 shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc. outstanding. However, it is expected that FNBNY Bancorp, Inc. will be required to issue additional shares of Class A Common Stock under the terms of certain subscription agreements entered into with investors. The number of additional shares of Class A Common Stock to be issued will be based on FNBNY Bancorp, Inc.’s year end tangible book value per share, which is not determinable until an audit of FNBNY Bancorp, Inc.’s balance sheet as of December 31, 2013 is completed.   Based on unaudited financial data, FNBNY Bancorp’s tangible book value per share as of September 30, 2013 was $2.49.  See “The Merger and Merger Agreement—Merger Consideration” for a more complete description of the potential merger consideration to be paid to FNBNY Bancorp, Inc. shareholders, including possible post-closing additional cash consideration, and the adjusted Exchange Ratios based on levels of adjusted consideration and year end tangible book value per share.

FNBNY Bancorp, Inc. shareholders may not know the exact value of the potential merger consideration at the time of the FNBNY Bancorp, Inc. special meeting of holders of its Class A Common Stock. Based on information currently available, it is expected that (i) FNBNY Bancorp’s tangible book value per share at December 31, 2013 will be between $0.75 and $1.50, (ii) there will be no material pre-closing recoveries on the Identified Loans, and (iii) insurance proceeds of at least $350,000 will be received.  Accordingly, it is expected that the Exchange Ratio will be between 0.03737 and 0.04284.  Based on Bridge Bancorp, Inc.’s closing stock price of $24.81on January 10, 2014 (the latest practicable date prior to the date of this document), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.93 and $1.06.   Based on Bridge Bancorp, Inc.’s closing stock price of $21.97 on September 27, 2013 (the date preceding the public announcement of the proposed transaction), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.82 and $0.94.  You should obtain current stock price quotations for Bridge Bancorp, Inc.’s common stock.  Bridge Bancorp, Inc. common stock trades on the Nasdaq Global Select Market under the symbol “BDGE.”  FNBNY Bancorp, Inc. common stock is privately held by approximately 49 shareholders of record.

At least seven days prior to the special meeting, FNBNY Bancorp will mail to shareholders updated information regarding the year end tangible book value per share, based on the audited financial statements, and the recoveries, if any, on the Identified Loans, as well as the resulting Exchange Ratio.  Further, FNBNY Bancorp shareholders can call the following toll free number 855-702-8342 for updated information as to the Exchange Ratio based on recoveries on the Identified Loans, the receipt of any insurance proceeds and the issuance of additional shares pursuant to the Subscription Agreements at any time prior to the special meeting, as well as prior to the closing.

Your board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of FNBNY Bancorp, Inc. and its shareholders and unanimously recommends that holders of its Class A Common Stock vote “FOR” adoption of the merger agreement.  The merger cannot be completed unless the holders of a majority of the issued and outstanding shares of Class A Common Stock of FNBNY Bancorp, Inc. vote to adopt the merger agreement.  Whether or not you plan to attend the special meeting of the holders of Class A Common Stock, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.  If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement.  If you fail to vote, or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

This proxy statement-prospectus gives you detailed information about the special meeting of the holders of Class A Common Stock to be held on February 12, 2014, the merger and other related matters. You should carefully read this entire document, including the appendices.  In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 18.

On behalf of the board of directors, I thank you for your prompt attention to this important matter.

/s/ John F. Stewart
John F. Stewart
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete.  Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated January 14, 2014, and is first being mailed on or about January 14, 2014.

FNBNY BANCORP, INC. NOTICE TO SHAREHOLDERS

To the Shareholders of FNBNY Bancorp, Inc.:

FNBNY Bancorp, Inc. will hold a special meeting of holders (the “Class A Shareholders”) of our Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), at 9:00 a.m., New York City time, on February 12, 2014, at Debevoise & Plimpton, LLP, 919 Third Avenue, 35th Fl., New York, NY 10022, unless postponed or adjourned to a later date.  The special meeting will be held for the purpose of allowing the Class A Shareholders to consider and vote upon the following matters:

1.                                      a proposal to adopt the Agreement and Plan of Merger, dated as of September 27, 2013 (the “Merger Agreement”), by and between FNBNY Bancorp, Inc. and Bridge Bancorp, Inc., pursuant to which FNBNY Bancorp, Inc. will merge with and into Bridge Bancorp, Inc., with Bridge Bancorp, Inc. as the surviving entity (the “FNBNY Merger Proposal”), and

2.                                      a proposal to adjourn the FNBNY Bancorp, Inc. special meeting, including to permit further solicitation of proxies if there are not sufficient votes at the time of the FNBNY Bancorp, Inc. special meeting to adopt the Merger Agreement (the “FNBNY Adjournment Proposal”).

These items of business are more fully described in the accompanying proxy statement-prospectus.  We have fixed the close of business on January 14, 2014 as the record date for the special meeting.  Only Class A Shareholders of record at that time are entitled to vote at the FNBNY Bancorp, Inc. special meeting, or any adjournments or postponements of the FNBNY Bancorp, Inc. special meeting.  Under Section 903 of the New York Business Corporation Law, holders of our Class B Common Stock, par value $0.01 per share, must be given notice of the special meeting of holders of our Class A Common Stock, but are not entitled to vote on the FNBNY Merger Proposal.

The board of directors of FNBNY Bancorp, Inc. has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and determined that they are fair to, and in the best interests of, FNBNY Bancorp, Inc. and our shareholders.  The board of directors of FNBNY Bancorp, Inc. unanimously recommends that Class A Shareholders vote FOR the FNBNY Merger Proposal and FOR the FNBNY Adjournment Proposal under certain circumstances.  We cannot complete the merger unless the FNBNY Merger Proposal is approved by the affirmative vote of holders of a majority of the outstanding shares of our Class A Common Stock as of the record date.

In deciding to approve and declare advisable the Merger Agreement and the transactions contemplated thereby, the board of directors of FNBNY Bancorp, Inc. considered a number of factors, including those listed in the section entitled “The Merger and the Merger Agreement—Recommendation of the FNBNY Bancorp Board of Directors and Reasons for the Merger” beginning on page 32 of the accompanying proxy statement-prospectus.

Under New York law, Class A Shareholders who do not vote in favor of the FNBNY Merger Proposal will have the right to seek appraisal and receive the fair value of their shares in lieu of receiving the per share consideration set forth in the Merger Agreement if the merger closes but only if such shareholders perfect their appraisal rights by complying with the required procedures under New York law.  These procedures are summarized in the accompanying proxy statement-prospectus in the section entitled “The Merger and the Merger Agreement—Rights of Dissenting Shareholders” beginning on page 43, and the text of the applicable provisions of New York law as in effect on the date hereof is included as Appendix C to the accompanying proxy statement-prospectus.

The vote of each Class A Shareholder is very important.  Whether or not you plan to attend the FNBNY Bancorp, Inc. special meeting in person, please complete, sign and date the enclosed proxy card as soon as possible and return it in the enclosed envelope.  Submitting a proxy will not prevent you from being able to vote at the FNBNY Bancorp, Inc. special meeting by attending in person or casting a vote.  However, if you do not return your proxy, the effect will be the same as a vote against the FNBNY Merger Proposal.

If you have any questions concerning the merger or the proxy statement-prospectus, would like additional copies of the proxy statement-prospectus or need help voting your Class A Common Stock, please contact Maureen Kiedaisch, Corporate Secretary, 538 Broadhollow Road, Melville, New York 11747, (631) 348-6999.

By order of the board of directors,

/s/ Maureen Kiedaisch
Maureen Kiedaisch
Corporate Secretary
New York, New York
January 14, 2014

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD.  UNDER SEPARATE COVER, WHICH WILL BE SENT FOLLOWING THE CLOSING OF THE MERGER, YOU WILL RECEIVE INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

WHERE YOU CAN FIND MORE INFORMATION

Bridge Bancorp, Inc. files annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission.  You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room.  In addition, Bridge Bancorp, Inc. files reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

This document incorporates by reference important business and financial information about Bridge Bancorp, Inc. from documents that are not included in or delivered with this proxy statement-prospectus. These documents are available without charge to you upon written or oral request at the applicable company’s address and telephone number listed below:

Bridge Bancorp, Inc.

2200 Montauk Highway

Bridgehampton, New York 11932

Attention:  Howard Nolan

Senior Executive Vice President and Chief Administrative and Financial Officer

Additional information about FNBNY Bancorp, Inc. may be obtained by contacting Maureen Kiedaisch, Corporate Secretary, 538 Broadhollow Road, Melville, New York 11747, (631) 348-6999.

To obtain timely delivery, you must request the information no later than February 5, 2014.

Bridge Bancorp, Inc. has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 612,031 shares of Bridge Bancorp, Inc. common stock. This document is a part of that registration statement.  As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement.  You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above.  Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.  This document incorporates by reference documents that Bridge Bancorp, Inc. has previously filed with the Securities and Exchange Commission.  They contain important information about the company and its financial condition. See “Incorporation of Certain Documents by Reference” on page 65.

Bridge Bancorp, Inc. common stock is traded on the Nasdaq Global Select Market under the symbol “BDGE.” FNBNY Bancorp, Inc. common stock is privately held by approximately 49 shareholders.

i

APPENDICES

A.	Agreement and Plan of Merger by and between Bridge Bancorp, Inc. and FNBNY Bancorp, Inc., dated as of September 27, 2013	A-1

B.	Opinion of Keefe Bruyette & Woods, Inc.	B-1

C.	Dissenters’ Rights pursuant to Section 623 and Section 910 of the New York Business Corporation Law	C-1

QUESTIONS AND ANSWERS ABOUT VOTING AT THE
FNBNY BANCORP, INC. SPECIAL MEETING OF HOLDERS OF CLASS A COMMON STOCK

The following are answers to certain questions that you may have regarding the special meeting.  We urge you to read carefully the remainder of this document because the information in this section may not provide all that might be important to you in determining how to vote.  Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:                                   WHAT ARE HOLDERS OF FNBNY BANCORP, INC. CLASS A COMMON STOCK BEING ASKED TO VOTE ON?

A:                                   Holders of FNBNY Bancorp, Inc. Class A Common Stock are being asked to vote on the adoption of the merger agreement by and between Bridge Bancorp, Inc. and FNBNY Bancorp, Inc., dated as of September 27, 2013 (the “Merger Agreement”), pursuant to which FNBNY Bancorp, Inc. will be merged with and into Bridge Bancorp, Inc. (the “Merger”) and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of adoption of the Merger Agreement.

Q:                                   ARE HOLDERS OF FNBNY BANCORP, INC. CLASS B COMMON STOCK BEING ASKED TO VOTE?

A:                                   No, holders of FNBNY Bancorp, Inc. Class B Common Stock are not entitled to vote on the adoption of the merger agreement. However, under the New York Business Corporation Law, holders of Class B Common Stock are required to receive notice of the special meeting of holders of Class A Common Stock. This document is being provided to holders of Class B Common Stock for their information only.

Q:                                   WHAT DO I NEED TO DO NOW?

A:                                   After you have carefully read this document, you may vote by completing, signing, dating and returning your proxy card in the enclosed prepaid return envelope as soon as possible.  This will enable your shares to be represented and voted at the special meeting.

Q:                                   WHY IS MY VOTE IMPORTANT?

A:                                   The Merger Agreement must be adopted by holders of a majority of the issued and outstanding shares of FNBNY Bancorp, Inc. Class A Common Stock. A failure to vote will have the same effect as a vote against the Merger Agreement.

Q:                                   IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:                                   No.  Your broker will not be able to vote your shares without instructions from you.  You should instruct your broker to vote your shares, following the instructions your broker provides.

Q:                                   WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:                                   If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares.  Broker non-votes will count toward a quorum at the special meeting.  However, broker non-votes will not count as a vote with respect to the Merger Agreement, and therefore will have the same effect as a vote against the Merger Agreement.

Q:                                   CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:                                   Yes.  All holders of Class A Common Stock are invited to attend the special meeting.  Holders of Class A Common Stock of record can vote in person at the special meeting by executing a proxy card.  If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q:                                   CAN I CHANGE MY VOTE?

A:                                   Yes.  If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•                  providing written notice to the Secretary of FNBNY Bancorp, Inc.;

•                  submitting a new proxy card (any earlier proxies will be revoked automatically); or

•                  attending the special meeting and voting in person.  Any earlier proxy will be revoked.  However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:                                   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:                                   Please DO NOT send your stock certificates with your proxy card.  Instructions will be sent to you under separate cover following completion of the Merger.

Q:                                   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:                                   Bridge Bancorp, Inc. and FNBNY Bancorp, Inc. currently expect to complete the Merger in the first quarter of 2014, assuming all of the conditions to completion of the Merger have been satisfied.

Q:                                   WHAT WILL SHAREHOLDERS OF FNBNY BANCORP, INC. RECEIVE IN THE MERGER?

A:                                   Under the terms of the agreement, Bridge Bancorp, Inc. will issue an aggregate of 244,110 shares of Bridge Bancorp, Inc. common stock, subject to certain adjustments, as merger consideration in exchange for all the issued and outstanding Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc.  The number of Bridge Bancorp, Inc. shares of common stock issued as merger consideration will increase based on the amount of recoveries, if any, that are received by FNBNY Bancorp, Inc. at least ten days prior to closing on certain loans (the “Identified Loans”) that have an aggregate principal balance of $6.3 million.  The number of Bridge Bancorp, Inc. shares of common stock issued as merger consideration will decrease based on the amount by which recoveries of insurance proceeds with respect to certain insurance claims received prior to closing are less than $350,000.  If the merger is approved, FNBNY Bancorp, Inc. shareholders will have the right to receive a fraction of a share of Bridge Bancorp, Inc. common stock in exchange for each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock (the “Exchange Ratio”).  The Exchange Ratio will be equal to the aggregate number of shares of Bridge Bancorp, Inc. common stock to be issued, after taking into account the foregoing adjustments, divided by the aggregate number of shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc. outstanding at the time of the closing. As of the date of this proxy statement-prospectus, there are a total of 4,989,832 shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc. outstanding. However, it is expected that FNBNY Bancorp, Inc. will be required to issue additional shares of Class A Common Stock under the terms of certain subscription agreements entered into with investors. The number of additional shares of Class A Common Stock to be issued will be based on FNBNY Bancorp, Inc.’s year end tangible book value per share, which is not determinable until an audit of FNBNY Bancorp’s balance sheet as of December 31, 2013 is completed.  Based on unaudited financial data, FNBNY Bancorp’s tangible book value per share at September 30, 2013 was $2.49.   See “The Merger and the Merger Agreement—Merger Consideration” for a more complete description of the potential merger consideration to be paid to FNBNY Bancorp, Inc. shareholders, including possible post closing additional cash consideration.

Based on information currently available, it is expected that (i) FNBNY Bancorp’s tangible book value per share at December 31, 2013 will be between $0.75 and $1.50, (ii) there will be no material pre-closing recoveries on the Identified Loans, and (iii) insurance proceeds of at least $350,000 will be received.  Accordingly, it is expected that the Exchange Ratio will be between 0.03737 and 0.04284.  Based on Bridge Bancorp, Inc.’s closing stock price of $24.81 on January 10, 2014 (the latest practicable date prior to the date of this document), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.93 and $1.06.  Based on Bridge Bancorp, Inc.’s closing stock price of $21.97 on September 27, 2013 (the date preceding the public announcement of the proposed transaction), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.82 and $0.94.  You should obtain current stock price quotations for Bridge Bancorp, Inc.’s common stock.  Bridge Bancorp, Inc. common stock trades on the Nasdaq Global Select Market under the symbol “BDGE.”  FNBNY Bancorp, Inc. common stock is privately held by approximately 49 shareholders of record.

At least seven days prior to the special meeting, FNBNY Bancorp will mail to shareholders updated information regarding the year end tangible book value per share, based on the audited financial statements, and the recoveries, if any, on the Identified Loans, as well as the resulting Exchange Ratio. Further, FNBNY Bancorp shareholders can call the following toll free number 855-702-8342 for updated information as to the Exchange Ratio based on recoveries on the Identified Loans, the receipt of any insurance proceeds and the issuance of additional shares pursuant to the Subscription Agreements at any time prior to the special meeting, as well as prior to the closing.

Q:                                   WHOM SHOULD I CALL WITH QUESTIONS?

A:                                   You should direct any questions regarding the special meeting of holders of Class A Common Stock or the Merger to Corporate Secretary, FNBNY Bancorp, Inc., 538 Broadhollow Road, Melville, New York 11747, (631) 348-6999.

SUMMARY

FNBNY Bancorp, Inc. (“FNBNY Bancorp”) and Bridge Bancorp, Inc. (“Bridge Bancorp”) have approved, subject to the approval of FNBNY Bancorp’s shareholders, the Merger Agreement, pursuant to which FNBNY Bancorp will merge with and into Bridge Bancorp, and FNBNY Bancorp will cease to exist as a separate entity.  This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer you before you decide how to vote with respect to the Merger Agreement. In addition, we incorporate by reference important business and financial information about Bridge Bancorp into this document. For a description of this information, see “Incorporation of Certain Documents by Reference” on page 65. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on the inside front cover of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning.  These forward-looking statements are based on current beliefs and expectations of the management of Bridge Bancorp and FNBNY Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those described in the section entitled “Risk Factors,” many of which are beyond the control of Bridge Bancorp, and FNBNY Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward-Looking Statements” on page 66.

THE MERGER

The Merger Agreement is attached to this document as Appendix A.  We encourage you to read this agreement carefully, as it is the legal document that governs the merger of FNBNY Bancorp with and into Bridge Bancorp.

Parties to the Merger

Bridge Bancorp (page 24)

Bridge Bancorp is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, Bridgehampton National Bank (“Bridgehampton Bank”).  Established in 1910, Bridgehampton Bank, with assets of approximately $1.7 billion and total deposits of approximately $1.46 billion as of September 30, 2013, and a primary market area of Suffolk County, Long Island, operates 23 retail branch locations.  Through this branch network and its electronic delivery channels, it provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Investment Services, a division of Bridgehampton Bank, offers financial planning and investment consultation.

The principal executive office of Bridge Bancorp is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

FNBNY Bancorp (page 24)

Founded as Madison National Bank and headquartered in Melville, New York, FNBNY Bancorp is the owner of the First National Bank of New York (“First National Bank”), which operates three full-service banking centers in Nassau and Suffolk Counties, New York. As of September 30, 2013, First

National Bank had total assets, deposits, and net loans of approximately $260.1 million, $195.7 million, and $103.1 million, respectively.  FNBNY Bancorp’s principal executive office is located at 538 Broadhollow Road, Melville, New York 11747, (631) 348-6999.

What FNBNY Bancorp Shareholders Will Receive in the Merger (page 24)

Under the terms of the agreement, Bridge Bancorp will issue an aggregate of 244,110 shares of Bridge Bancorp common stock, subject to certain adjustments, as merger consideration in exchange for all the issued and outstanding Class A Common Stock and Class B Common Stock of FNBNY Bancorp.  The number of Bridge Bancorp shares of common stock issued as merger consideration will increase based on the amount of recoveries, if any, that are received by FNBNY Bancorp at least ten days prior to closing on certain loans that have an aggregate principal balance of $6.3 million.  The number of Bridge Bancorp shares of common stock issued as merger consideration will decrease based on the amount by which recoveries of insurance proceeds with respect to certain insurance claims received prior to closing are less than $350,000.  If the merger is approved, FNBNY Bancorp shareholders will have the right to receive a fraction of a share of Bridge Bancorp common stock in exchange for each share of FNBNY Bancorp Class A Common Stock and Class B Common Stock (the “Exchange Ratio”).

The Exchange Ratio will be equal to the aggregate number of shares of Bridge Bancorp common stock to be issued, after taking into account the foregoing adjustments, divided by the aggregate number of shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp outstanding at the time of the closing. As of the date of this proxy statement-prospectus, there are a total of 4,989,832 shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp outstanding. However, it is expected that FNBNY Bancorp will be required to issue additional shares of Class A Common Stock under the terms of certain subscription agreements entered into with investors. The number of additional shares of Class A and Class B Common Stock to be issued will be based on FNBNY Bancorp’s year end tangible book value per share, which is not determinable until an audit of FNBNY Bancorp’s balance sheet as of December 31, 2013 is completed. Based on unaudited financial data, FNBNY Bancorp’s tangible book value per share at September 30, 2013 was $2.49.   See “The Merger and the Merger Agreement—Merger Consideration” for a more complete description of the potential merger consideration to be paid to FNBNY Bancorp, Inc. shareholders, including possible post closing additional cash consideration.

Based on information currently available, it is expected that (i) FNBNY Bancorp’s tangible book value per share at December 31, 2013 will be between $0.75 and $1.50, (ii) there will be no material pre-closing recoveries on the Identified Loans, and (iii) insurance proceeds of at least $350,000 will be received.  Accordingly, it is expected that the Exchange Ratio will be between 0.03737 and 0.04284.  Based on Bridge Bancorp, Inc.’s closing stock price of $24.81 on January 10, 2014 (the latest practicable date prior to the date of this document), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.93 and $1.06.  Based on Bridge Bancorp, Inc.’s closing stock price of $21.97 on September 27, 2013 (the date preceding the public announcement of the proposed transaction), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.82 and $0.94.  You should obtain current stock price quotations for Bridge Bancorp, Inc.’s common stock.  Bridge Bancorp, Inc. common stock trades on the Nasdaq Global Select Market under the symbol “BDGE.”  FNBNY Bancorp, Inc. common stock is privately held by approximately 49 shareholders of record.

At least seven days prior to the special meeting, FNBNY Bancorp will mail to shareholders updated information regarding the year end tangible book value per share, based on the audited financial statements, and the recoveries, if any, on the Identified Loans, as well as the resulting Exchange Ratio. Further, FNBNY Bancorp shareholders can call the following toll free number 855-702-8342 for updated information as to the Exchange Ratio based on recoveries on the Identified Loans, the receipt of any insurance proceeds and the issuance of additional shares pursuant to the Subscription Agreements at any time prior to the special meeting, as well as prior to the closing.

Material United States Federal Income Tax Consequences of the Merger (page 54)

Bridge Bancorp and FNBNY Bancorp intend to treat the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization, then, in general, for United States federal income tax purposes, no gain or loss will be recognized by Bridge Bancorp or FNBNY Bancorp as a result of the merger.  The tax consequences of the merger to FNBNY Bancorp shareholders will depend on whether only Bridge Bancorp common stock, or a combination of cash and Bridge Bancorp common stock is received in exchange for shares of FNBNY Bancorp common stock.  If shares are exchanged solely for Bridge Bancorp common stock, no gain or loss should be recognized except with respect to the cash received instead of any fractional share of Bridge Bancorp common stock.  If shares are exchanged for a combination of Bridge Bancorp common stock and contingent cash, gain should be recognized equal to the lesser of the cash received, (except to the extent treated as interest), and the gain realized in the merger (that is, the fair market value of the Bridge Bancorp common stock received, plus the cash received by an FNBNY Bancorp shareholder minus such FNBNY Bancorp shareholder’s basis in the shareholder’s FNBNY Bancorp common stock).  No loss should be recognized.

Tax matters are very complicated and the tax consequences of the merger to each FNBNY Bancorp shareholder may depend on such shareholder’s particular facts and circumstances. FNBNY Bancorp shareholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 54 of this proxy statement-prospectus.

Your Board of Directors Unanimously Recommends Shareholder Adoption of the Merger (page 32)

FNBNY Bancorp’s board of directors, after careful review and consideration of the terms of the Merger Agreement, unanimously approved the Merger Agreement and all directors and executive officers have agreed to vote shares of FNBNY Bancorp Class A Common Stock they own as of the record date (18.7% of the Class A Common Stock) in favor of the adoption of the Merger Agreement. In addition, Modern Capital Holdings, LLC (“Modern Capital”), which owns 33.4% of the outstanding shares of Class A Common Stock of FNBNY Bancorp, has agreed to vote its shares of Class A Common Stock owned as of the record date in favor of the Merger Agreement. FNBNY Bancorp’s board of directors believes that the Merger and the Merger Agreement are fair to and in the best interests of FNBNY Bancorp and its shareholders and unanimously recommends that holders of Class A Common Stock vote “FOR” approval and adoption of the Merger Agreement. See “The Merger and the Merger Agreement- Recommendation of the FNBNY Bancorp Board of Directors and Reasons for the Merger.”

Opinion of FNBNY Bancorp’s Financial Advisor (page 33 and Appendix B)

On September 26, 2013, Keefe, Bruyette & Woods, Inc. (“KBW”) rendered its opinion to the board of directors of FNBNY Bancorp that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to FNBNY Bancorp’s shareholders, collectively as a group.  The full text of KBW’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Appendix B.  FNBNY Bancorp shareholders are urged to read the opinion in its entirety.  KBW’s written opinion is addressed to the board of directors of FNBNY Bancorp, is directed only to the merger consideration in the Merger and does not constitute a recommendation as to how any holder of FNBNY Bancorp common stock should vote with respect to the Merger or any other matter.

Special Meeting of Holders of Class A Common Stock of FNBNY Bancorp (page 22)

FNBNY Bancorp will hold a special meeting of the holders of Class A Common Stock on February 12, 2014, 9:00 a.m., New York City time, at Debevoise & Plimpton, LLC, 919 Third Avenue, 35th Fl., New York, NY 10022.  At the special meeting of shareholders, holders of its Class A Common Stock will be asked to vote to approve and adopt the Merger Agreement.

You may vote at the special meeting of holders of Class A Common Stock if you owned shares of FNBNY Bancorp Class A Common Stock at the close of business on the record date, January 14, 2014.  On that date, there were 3,784,497 shares of FNBNY Bancorp Class A Common Stock outstanding and entitled to vote at the special meeting of holders of Class A Common Stock. You may cast one vote for each share of FNBNY Bancorp Class A Common Stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, FNBNY Bancorp recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Vote Required (page 22)

Approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of FNBNY Bancorp Class A Common Stock issued and outstanding on the record date.  A failure to vote or an abstention will have the same effect as a vote against the Merger.  As of the record date, directors and executive officers of FNBNY Bancorp, as well as Modern Capital, owned 1,926,833 shares of FNBNY Bancorp Class A Common Stock entitled to vote at the special meeting of holders of Class A Common Stock.  This represents approximately 50.9% of the total votes entitled to be cast at the special meeting of holders of Class A Common Stock. These individuals, as well as Modern Capital, have agreed to vote “FOR” adoption of the Merger Agreement.

Holders of FNBNY Bancorp Class A Common Stock Have Dissenters’ Rights (page 43 and Appendix C)

The holders of FNBNY Bancorp Class A Common Stock are entitled to dissent from approval of the Merger and to receive the fair value of the shares if the Merger is consummated provided they follow certain procedures.  These procedures are described in the section “The Merger and the Merger Agreement— Rights of Dissenting Shareholders” and set forth in Appendix C hereto. Holders of FNBNY Bancorp Class B Common Stock are not entitled to dissenters’ rights.

Interests of Certain Persons in the Merger that are Different From Yours (page 46)

In considering the recommendation of the board of directors of FNBNY Bancorp to adopt the merger agreement, you should be aware that certain of FNBNY Bancorp’s officers and directors have interests in the Merger that are in addition to, or different from, the interests of FNBNY Bancorp’s shareholders generally.  FNBNY Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the Merger.  These interests include payments (up to an aggregate amount of approximately $1,150,000) that may be made pursuant to contractual arrangements in existence before the date of the Merger Agreement, and are described below:

•                  Change in control agreements with two officers of FNBNY Bancorp that provide for cash severance payments and continued health insurance in connection with a termination of employment without cause or for good reason following a change in control. Notwithstanding the foregoing, due to certain applicable regulatory restrictions, unless prior regulatory approval is obtained, Bridge Bancorp and/or FNBNY Bancorp will be prohibited from making any payments under these change in control agreements.  FNBNY Bancorp has filed an application with the applicable regulators seeking approval to make payments under the change in control agreements.  If regulatory approval is received, the cash severance payments can be made under the change in control agreements.

•                  Rights of FNBNY Bancorp officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Regulatory Approvals Required for the Merger (page 51)

The Merger cannot be completed without the prior approval of the Office of the Comptroller of the Currency (the “OCC”).  The OCC approved the Merger on December 4, 2013.  In addition, the Merger cannot be completed without the approval (or waiver thereof) of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  The Federal Reserve has granted Bridge Bancorp a waiver from any requirement to file with and obtain approval from the Federal Reserve with respect to the Merger.

Conditions to the Merger (page 50)

Completion of the Merger depends on a number of conditions being satisfied or waived, including the following:

•                  Holders of FNBNY Bancorp Class A Common Stock must have approved the Merger Agreement;

•                  the representations and warranties of the parties to the Merger Agreement that are qualified as to materiality must be, subject to certain limited exceptions, true and correct, and each representation and warranty not so qualified shall be true and correct in all material respects, as of the closing date;

•                  the receipt of all regulatory approvals and other necessary approvals of governmental entities, including the OCC and all statutory waiting periods must have expired, and none of the regulatory approvals necessary to consummate the Merger and the transaction contemplated by the Merger Agreement impose a condition that would prohibit or materially limit the ownership or operation by Bridge Bancorp or Bridgehampton Bank of the business or assets of FNBNY Bancorp or any of its subsidiaries, materially limit the business currently conducted by Bridge Bancorp or Bridgehampton Bank, compel any party to dispose of or separately hold all or a material portion of the business or assets of FNBNY Bancorp or any of its subsidiaries, or continue in effect First National Bank’s regulatory agreement with the OCC (each a “Burdensome Condition”).  This Condition has been satisfied;

•                  there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits or enjoins the Merger;

•                  there must be no litigation, statute, law, regulation, order or decree by which the Merger is restrained or enjoined;

•                  Bridge Bancorp’s registration statement filed with the Securities and Exchange Commission of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•                  the shares of Bridge Bancorp common stock to be issued to FNBNY Bancorp shareholders in the Merger must have been approved for listing on the Nasdaq Global Select Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•                  the audited consolidated statement of financial condition as of December 31, 2013 of FNBNY Bancorp has been completed to the extent required under FNBNY Bancorp’s subscription agreements with certain of its shareholders;

•                  all necessary third party consents shall have been obtained; and

•                  holders of no more than 10% of FNBNY Bancorp’s common stock exercise their right to dissent from approving the Merger and instead demand the fair value of their shares.

Although Bridge Bancorp anticipates the closing will occur during the first quarter of 2014, because the satisfaction of certain of these conditions is beyond our control, Bridge Bancorp cannot be certain when, or if, the conditions to the Merger will be satisfied or waived or whether the Merger will be completed.

No Solicitation (page 51)

Subject to certain exceptions, FNBNY Bancorp has agreed not to initiate, solicit, induce or knowingly encourage any inquiries or the making of any proposal or offer from any third party relating to an acquisition of FNBNY Bancorp, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, however, the Merger Agreement provides that, under specified circumstances, in response to an unsolicited acquisition proposal or inquiry from a third party which, in the good faith judgment of the FNBNY Bancorp board of directors, is or reasonable likely to result in a proposal which is superior to the Merger with Bridge Bancorp.  FNBNY Bancorp may furnish information regarding FNBNY Bancorp and participate in discussions and negotiations with such third party.

Termination of the Merger Agreement (page 52)

Bridge Bancorp and FNBNY Bancorp may mutually agree at any time to terminate the Merger Agreement without completing the merger, even if the FNBNY Bancorp shareholders have approved it.  Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the Merger is not consummated by July 31, 2014, or if the shareholders of FNBNY Bancorp do not approve the Merger.  In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within 30 days of the notice of breach (provided that the terminating party is not then in material breach of the Merger Agreement).  In addition, FNBNY Bancorp may terminate the Merger Agreement if Bridge Bancorp’s stock price falls below thresholds set forth in the Merger Agreement and Bridge Bancorp does not increase the merger consideration pursuant to a prescribed formula or, under certain limited circumstances, if FNBNY Bancorp has received a proposal which its board of directors determines is superior to the Merger with Bridge Bancorp.

Termination Fee (page 52)

If the Merger is terminated pursuant to specified situations in the Merger Agreement (and FNBNY Bancorp accepts a “superior proposal,” as defined in the Merger Agreement, or enters into an acquisition proposal under certain circumstances), FNBNY Bancorp may be required to pay a termination fee to Bridge Bancorp of $200,000, plus expenses. FNBNY Bancorp agreed to this termination fee arrangement in order to induce Bridge Bancorp to enter into the Merger Agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with FNBNY Bancorp before the Merger is completed.

Comparison of Shareholders’ Rights (page 57)

When the Merger is completed, FNBNY Bancorp shareholders will become Bridge Bancorp shareholders and their rights will be governed by New York law and Bridge Bancorp’s certificate of incorporation and bylaws. See “Comparison of Shareholders’ Rights” for a summary of the material differences between the respective rights of FNBNY Bancorp and Bridge Bancorp shareholders.

SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Bridge Bancorp, Inc.

The following tables set forth selected historical consolidated financial data for Bridge Bancorp as of and for each of the five years ended December 31, 2012 (which has been derived from its audited consolidated financial statements), and as of and for the nine months ended September 30, 2013 and 2012 (unaudited). You should read these tables together with the historical consolidated financial information contained in Bridge Bancorp’s consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Bridge Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2012, which has been filed with the SEC and are incorporated by reference herein. Information for the nine month periods ended September 30, 2013 and 2012 is derived from unaudited interim consolidated financial statements and has been prepared on the same basis as Bridge Bancorp’s audited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the nine month period ended September 30, 2013 does not necessarily indicate the results which may be expected for any future interim period or for the full year.

	At September 30,	At or for the Year Ended December 31,
	2013	2012	2011	2010	2009	2008
	(unaudited)
	(dollars in thousands, except share and per share data)
Balance Sheet Data
Total assets	$1,701,554	$1,624,713	$1,337,458	$1,028,456	$897,257	$839,059
Securities available for sale	488,664	529,070	441,439	323,539	306,112	310,695
Securities, restricted	4,424	2,978	1,660	1,284	1,205	3,800
Securities held to maturity	197,622	210,735	169,153	147,965	77,424	43,444
Loans held for sale	—	—	2,300	—	—	—
Loans, net	917,751	784,007	601,306	495,563	441,993	425,730
Goodwill and core deposit intangible(1)	2,238	2,283	2,350	—	—	—
Deposits	1,463,024	1,409,322	1,188,185	916,993	793,538	659,085
Borrowings	92,315	71,890	16,897	21,370	15,000	115,900
Junior subordinated debentures	16,002	16,002	16,002	16,002	16,002	—
Stockholders’ equity	$119,007	$118,672	$106,987	$65,720	$61,855	$56,139
Common shares outstanding	9,249,925	8,907,890	8,345,399	6,364,656	6,261,216	6,184,080

(1) Goodwill and core deposit intangibles relate to the acquisition of Hamptons State Bank that was completed on May 27, 2011.

	At or for the Nine Months Ended September 30,		At or for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)
	(dollars in thousands, except share and per share data)
Income Statement Data
Interest income	$42,752	$40,682	$54,514	$50,426	$44,899	$43,368	$39,620
Interest expense	5,470	5,659	7,555	7,616	7,740	7,815	9,489
Net interest income	37,282	35,023	46,959	42,810	37,159	35,553	30,131
Provision for loan losses	1,650	3,925	5,000	3,900	3,500	4,150	2,000
Net interest income after provision for loans losses	35,632	31,098	41,959	38,910	33,659	31,403	28,131
Non-interest income	6,632	7,988	10,673	6,949	7,433	6,174	6,064
Non-interest expense	28,124	25,267	33,780	30,837	27,879	24,765	21,157
Income before income taxes	14,140	13,819	18,852	15,022	13,213	12,812	13,038
Income taxes	4,652	4,457	6,080	4,663	4,047	4,049	4,288
Net income	$9,488	$9,362	$12,772	$10,359	$9,166	$8,763	$8,750

Stock and Related Per Share Data
Earnings per share — basic and diluted	$1.04	$1.09	$1.48	$1.54	$1.45	$1.41	$1.42
Cash dividends declared per common share	0.46	0.69	1.15	0.69	0.92	0.92	0.92
Book value per share	12.87	13.35	13.32	12.82	10.33	9.88	9.08
Tangible book value per share	12.62	13.09	13.07	12.54	10.33	9.88	9.08

	For the Nine Months Ended September 30,
	2013	2012
	(dollars in thousands)
	(unaudited)
Performance and Other Ratios
Return on average assets	0.76%	0.89%
Return on average equity	10.43	11.72
Net interest rate spread(1)	3.02	3.40
Net interest margin(2)	3.24	3.63
As a percentage of average assets:
Non-interest income	0.53	0.76
Non-interest expense	2.24	2.41
Efficiency ratio(3)	62.83	60.13
Dividend payout ratio	44.02	62.57
Net loan (charge-offs) recoveries	$(606)	$(718)
Net (charge-offs) recoveries to average loans	(0.09)%	(0.15)%

(1)	The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

	At September 30,
	2013	2012
	(dollars in thousands)
	(unaudited)
Capital Ratios
Total capital to risk weighted assets	14.0%	14.8%
Tier 1 capital to risk weighted assets	12.8	13.5
Tier 1 capital to average assets	8.4	9.0
Stockholders’ equity to total assets	7.0	7.4
Tangible stockholders’ equity to tangible assets(1)	6.9	7.3

Asset Quality and Ratios
Total non-accruing loans	$4,279	$3,654
Other non-performing assets	—	250
Allowance for loan losses	15,483	14,044
Total non-performing assets to total assets	0.25%	0.25%
Total non-accruing loans to total loans	0.46	0.50
Allowance for loan losses to non-accruing loans	361.84	384.35
Allowance for loan losses to total loans	1.66	1.92

Other Data
Number of banking centers	23	21
Full time equivalent employees	254	233

(1)  Excludes goodwill and core deposit intangibles of approximately $2.3 million related to the acquisition of Hamptons State Bank.

	At or for the Year Ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands, except per share data)

Performance and Other Ratios
Return on average assets	0.88%	0.88%	0.95%	1.06%	1.24%
Return on average equity	11.78	14.37	15.29	15.58	16.29
Net interest rate spread(1)	3.29	3.71	3.91	4.28	4.01
Net interest margin(2)	3.52	3.97	4.22	4.69	4.70
As a percentage of average assets:
Non-interest income	0.74	0.59	0.77	0.75	0.86
Non-interest expense	2.34	2.55	2.87	3.00	3.00
Efficiency ratio(3)	59.73	58.64	62.32	58.44	56.85
Dividend payout ratio	77.50	44.35	63.42	65.43	64.74
Net loan (charge-offs) recoveries	(1,398)	(1,560)	(1,048)	(2,058)	(1,001)
Net (charge-offs) recoveries to average loans	(0.21)	(0.28)	(0.22)	(0.47)	(0.25)

Capital Ratios
Total capital to risk weighted assets	14.2%	16.2%	13.7%	14.5%	11.1%
Tier 1 capital to risk weighted assets	12.9	15.0	12.4	13.4	10.3
Tier 1 capital to average assets	8.4	9.3	7.9	8.6	6.9
Stockholders’ equity to total assets	7.3	8.0	6.4	6.9	6.7
Tangible stockholders’ equity to tangible assets(4)	7.2	7.8	6.4	6.9	6.7

Asset Quality and Ratios
Total non-accruing loans	$3,289	$4,161	$6,725	$5,891	$3,068
Other non-performing assets	250	—	—	—	—
Allowance for loan losses	14,439	10,837	8,497	6,045	3,953
Total non-performing assets to total assets	0.22%	0.31%	0.65%	0.66%	0.37%
Total non-accruing loans to total loans	0.41	0.68	1.33	1.31	0.71
Allowance for loan losses to non-accruing loans	439.01	260.44	126.35	102.61	128.85
Allowance for loan losses to total loans	1.81	1.77	1.69	1.35	0.92

Other Data
Number of banking centers	22	20	19	16	14
Full time equivalent employees	245	216	196	179	147

(1)	The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Excludes goodwill and core deposit intangibles of approximately $2.3 million related to the acquisition of Hamptons State Bank.

FNBNY Bancorp, Inc.

The following tables set forth selected historical financial data of FNBNY Bancorp for the periods and at the dates indicated. The results of operation for the three and nine month periods ended on September 30, 2013 do not necessarily indicate the results which may be expected for any future interim period or for the full year.

	At September 30,
	2013	2012
	(dollars in thousands, except share)
	(unaudited)
Balance Sheet Data
Total Assets	$260,102	$278,139
Securities, available for sale	101,812	91,345
Securities, restricted	2,609	2,917
Securities, held to maturity	––	––
Loans, net	103,082	136,838
Goodwill and core deposit intangible	9,128	8,636
Deposits	195,708	202,475
Borrowings	36,578	36,851
Unsecured Debt	1,450	––
Stockholders’ equity	$21,571	$37,555
Common shares outstanding	4,990	4,865

	At or for the Three Months Ended September 30,		At or for the Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands, except per share data)
	(unaudited)
Income Statement Data
Interest Income	$2,247	$2,896	$7,909	$6,232
Interest Expense	546	527	1,530	1,085
Net interest income	1,700	2,368	6,379	5,148
Provision for loan losses	147	––	2,126	––
Net interest income after Provision for loan losses	1,553	2,368	4,253	5,148
Non-interest income	213	114	548	484
Non-interest expense	3,240	3,257	10,827	6,590
Income before income taxes	(1,474)	(775)	(6,026)	(958)
Income taxes	11	(212)	181	52
Net loss	$(1,485)	$(563)	$(6,207)	$(1,011)

Stock and Related Per
Share Data

Loss per share- basic and diluted	$(0.30)	$(0.12)	$(1.25)	$(0.37)
Cash dividends declared per common share	n/a	n/a	n/a	n/a
Book value per share	$4.32	$7.72	$4.32	$7.72
Tangible book value per share	$2.49	$5.94	$2.49	$5.94

At or for the Year Ended December 31, 2012
(dollars in thousands, except share and per share data)

Balance Sheet Data
Total assets	$259,234
Securities available for sale	79,659
Securities, restricted	2,925
Securities held to maturity	0
Loans held for sale	0
Loans, net	136,182
Goodwill and core deposit intangible	8,845
Deposits	187,108
Borrowings	36,782
Unsecured debt	0
Stockholders’ equity	32,158
Common shares outstanding	4,865
Income Statement Data
Interest Income	9,762
Interest expense	1,594
Net interest income	8,168
Provision for loan losses	631
Net interest income after provisions for loans losses	7,537
Non-interest income	1,590
Non-interest expense	12,815
Income before taxes	(3,687)
Income taxes	1,965
Net income	(5,653)

Stock and Related Per Share Data
Earnings per share — basic and diluted	(1.42)
Cash dividends declared per common share	0.00

Book value per share	6.61
Tangible book value per share	4.79

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for adoption of the Merger Agreement.

Risks Related to the Merger

FNBNY Bancorp Shareholders Cannot Be Certain of the Number of Shares of Bridge Bancorp Common Stock They Will Receive, the Market Value of the Per Share Merger Consideration They Will Receive or the Aggregate Value of the Merger Consideration, Because There Are Merger Consideration Adjustments and the Market Price of Bridge Bancorp Common Stock Will Fluctuate.

The Exchange Ratio for each outstanding share of FNBNY Bancorp Class A Common Stock and Class B Common Stock is subject to adjustment for a number of factors that may not be determined until immediately prior to closing.  The number of shares of Bridge Bancorp Common Stock to be issued, initially 244,110, may be increased or decreased depending on whether FNBNY Bancorp recovers certain amounts prior to closing.  The number of shares will be increased based on the amount FNBNY Bancorp recovers, net of expenses, with respect to two loans totaling $6.3 million, and will be decreased based on the amount by which insurance proceeds received by FNBNY Bancorp prior to closing with respect to certain insurance claims falls below $350,000.  The maximum number of additional shares of Bridge Bancorp common stock that would be issued if FNBNY Bancorp recovers the full $6.3 million, assuming no expenses, is 292,932. Assuming no insurance proceeds are recovered by FNBNY Bancorp prior to closing, Bridge Bancorp would decrease the number of shares to be issued to the holders of FNBNY Bancorp Class A Common Stock up to 16,274.  Any increase in the number of shares to be issued would increase the Exchange Ratio and any decrease would decrease the Exchange Ratio.

In addition, the Exchange Ratio will be decreased if FNBNY Bancorp is obligated to issue additional shares of its Class A Common Stock pursuant to certain subscription agreements.  Under the subscription agreements, FNBNY Bancorp will be required to issue additional shares if its tangible book value per share, as shown on its December 31, 2013 audited balance sheet, is less than $10.00.  Based on unaudited financial data as of September 30, 2013, the tangible book value per share was $2.49 and FNBNY Bancorp would be required to issue an additional 377,008 shares of Class A Common Stock.  See “The Merger and the Merger Agreement—Merger Consideration.”  If FNBNY Bancorp issues additional shares pursuant to the terms of the subscription agreements, the Exchange Ratio for all holders of Class A Common Stock and Class B Common Stock will be reduced.  Any change in the Exchange Ratio will affect the number of shares of Bridge Bancorp common stock to be received by holders of FNBNY Bancorp Class A Common Stock and Class B Common Stock in connection with the Merger. For a more complete description of the potential merger consideration to be received by FNBNY Bancorp shareholders, see “The Merger and the Merger Agreement—Merger Consideration.”

In addition, the market value of the Bridge Bancorp common stock to be issued in the merger may vary from the closing price of Bridge Bancorp common stock on the date it announced the Merger, on the date that this document was mailed to FNBNY Bancorp shareholders, on the date of the special meeting of the FNBNY Bancorp shareholders and on the date it completes the Merger and thereafter. Any change in the market price of Bridge Bancorp common stock prior to completion of the Merger will affect the market value of the merger consideration that FNBNY Bancorp shareholders will receive upon completion of the Merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Bridge Bancorp’s businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Bridge Bancorp’s control.  You should obtain current market quotations for shares of Bridge Bancorp common stock before you vote.

FNBNY Bancorp shareholders can call the following toll free number 855-702-8342 for updated information as to the Exchange Ratio based on recoveries on the Identified Loans, the receipt of any insurance proceeds and the issuance of additional shares pursuant to the Subscription Agreements at any time prior to the special meeting, as well as prior to the closing. At least seven days prior to the special meeting, FNBNY Bancorp will mail to shareholders updated information regarding the year end tangible book value per share, based on the audited financial statements, and the recoveries, if any, on the Identified Loans, as well as the resulting Exchange Ratio.

The Merger Agreement May Be Terminated in Accordance With Its Terms and The Merger May Not Be Completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to close. Those conditions include:  FNBNY Bancorp shareholder approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements.  There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

Bridge Bancorp May Fail to Realize the Anticipated Benefits of the Merger, and the Value of the Bridge Bancorp Stock Received by Holders of FNBNY Bancorp Shares as Consideration for the Merger may Decline.

The success of the Merger will depend on, among other things, Bridge Bancorp’s ability to realize anticipated cost savings and to combine the businesses of Bridge Bancorp and FNBNY Bancorp in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of FNBNY Bancorp nor result in decreased revenues resulting from any loss of customers.  If Bridge Bancorp is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected, adversely affecting the value of Bridge Bancorp common stock, including those which FNBNY Bancorp shareholders have received as consideration for the Merger.

Bridge Bancorp and FNBNY Bancorp have operated and, until the completion of the Merger, will continue to operate independently.  Certain employees of FNBNY Bancorp will not be employed by Bridge Bancorp or Bridgehampton Bank after the Merger.  In addition, employees of FNBNY Bancorp that Bridge Bancorp wishes to retain may elect to terminate their employment as a result of the Merger which could delay or disrupt the integration process.  It is possible that the integration process could result in the disruption of FNBNY Bancorp’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Bridgehampton Bank to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger.

FNBNY Bancorp Directors and Officers Have Interests in the Merger Besides Those of a Shareholder.

In considering the recommendation of the board of directors of FNBNY Bancorp to adopt the merger agreement, you should be aware that certain of FNBNY Bancorp’s officers and directors have interests in the Merger that are in addition to, or different from, the interests of FNBNY Bancorp’s shareholders generally.  FNBNY Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the Merger.  These interests include payments (up to an aggregate amount of approximately $1,150,000) that may be made pursuant to contractual arrangements in existence before the date of the Merger Agreement, and are described below:

•                  Change in control agreements with two officers of FNBNY Bancorp that provide for cash severance payments and continued health insurance in connection with a termination of employment without cause or for good reason following a change in control. Notwithstanding the foregoing, due to certain applicable regulatory restrictions, unless prior regulatory approval is obtained, Bridge Bancorp and/or FNBNY Bancorp will be prohibited from making any payments under these change in control agreements.  FNBNY Bancorp has filed an application with the applicable regulators seeking approval to make payments under the change in control agreements.  If regulatory approval is received, the cash severance payments can be made under the change in control agreements.

•                  Rights of FNBNY Bancorp officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

FNBNY Bancorp Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Holders of FNBNY Bancorp’s Class A Common Stock currently have the right to vote in the election of the FNBNY Bancorp board of directors and on other matters affecting FNBNY Bancorp. When the Merger is completed, each FNBNY Bancorp shareholder that receives shares of Bridge Bancorp common stock will become a shareholder of Bridge Bancorp with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of FNBNY Bancorp. Because of this, FNBNY Bancorp’s shareholders will have less influence on the management and policies of Bridge Bancorp than they now have on the management and policies of FNBNY Bancorp.

Termination of the Merger Agreement Could Negatively Impact FNBNY Bancorp.

Bridge Bancorp may terminate the Merger Agreement for the reasons set forth in the Merger Agreement. If the Merger Agreement is terminated, there may be various consequences including:

•                  FNBNY Bancorp’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•                  the value of FNBNY Bancorp common stock might decline to the extent that the current value reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and FNBNY Bancorp’s board of directors seeks another merger or business combination, FNBNY Bancorp shareholders cannot be certain that FNBNY Bancorp will be able to find a party willing to pay an equivalent or more attractive price than the price Bridge Bancorp has agreed to pay in the Merger.

The Opinion of FNBNY Bancorp’s Financial Advisor Will Not Reflect Changes in Circumstances Between Signing the Merger Agreement and the Merger.

FNBNY Bancorp’s financial advisor, KBW, rendered an opinion as to the fairness of the Merger dated September 26, 2013, to the FNBNY Bancorp board of directors. KBW assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof.

Changes in the operations and prospects of Bridge Bancorp or FNBNY Bancorp, general market and economic conditions and other factors on which FNBNY Bancorp’s financial advisor’s opinion was based, may significantly alter the value of Bridge Bancorp or FNBNY Bancorp or the prices of shares of Bridge Bancorp common stock or FNBNY Bancorp common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. The FNBNY Bancorp board of directors’ recommendation that holders of FNBNY Bancorp common stock vote “FOR” adoption of the Merger Agreement, however, is as of the date of this document. For a description of the opinion that FNBNY Bancorp received from its financial advisor, please refer to “The Merger and the Merger Agreement—Fairness Opinion of FNBNY Bancorp’s Financial Advisor.” For a description of the other factors considered by FNBNY Bancorp’s board of directors in determining to approve the Merger, please refer to “The Merger and the Merger Agreement—Recommendation of the FNBNY Bancorp Board of Directors and Reasons for the Merger.”

The Merger Agreement Limits FNBNY Bancorp’s Ability to Pursue Alternatives to the Merger.

The Merger Agreement contains “no shop” provisions that, subject to limited exceptions, limit FNBNY Bancorp’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of FNBNY Bancorp. In addition, FNBNY Bancorp has agreed to pay Bridge Bancorp a termination fee in the amount of $200,000 plus expenses in the event that FNBNY Bancorp terminates the Merger Agreement for certain reasons.  These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FNBNY Bancorp from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the Merger, or might result in a potential competing acquirer’s proposing to pay a lower per share price to acquire FNBNY Bancorp than it might otherwise have proposed to pay. FNBNY Bancorp can consider and participate in discussions and negotiations with respect to an alternative proposal so long as the FNBNY Bancorp board of directors determines in good faith (after consultation with legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to FNBNY Bancorp shareholders under applicable law.

The Shares of Bridge Bancorp Common Stock to be Received by FNBNY Bancorp Shareholders as a Result of the Merger Will Have Different Rights From the Shares of FNBNY Bancorp Common Stock.

Upon completion of the Merger, FNBNY Bancorp shareholders will become Bridge Bancorp shareholders and their rights as shareholders will be governed by the certificate of incorporation and bylaws of Bridge Bancorp.  The rights associated with FNBNY Bancorp common stock are different from the rights associated with Bridge Bancorp common stock. Please see “Comparison of Shareholders’ Rights” for a discussion of the different rights associated with Bridge Bancorp common stock.

FNBNY BANCORP SPECIAL MEETING OF HOLDERS OF CLASS A COMMON STOCK

FNBNY Bancorp is mailing this proxy statement-prospectus to you as a FNBNY Bancorp shareholder on or about January 14, 2014.  With this document, FNBNY Bancorp is sending you a notice of the FNBNY Bancorp special meeting of holders of its Class A Common Stock and a form of proxy that is solicited by the FNBNY Bancorp board of directors.  The special meeting will be held on February 12, 2014 at 9:00 a.m., local time, at Debevoise & Plimpton, LLC, 919 Third Avenue, 35th Fl., New York, NY 10022.

Matter to be Considered

The purpose of the special meeting of holders of FNBNY Bancorp’s Class A Common Stock is to vote on the approval and adoption of the Agreement and Plan of Merger by and between Bridge Bancorp and FNBNY Bancorp, dated as of September 27, 2013, by which FNBNY Bancorp will be merged with and into Bridge Bancorp.

Holders of Class A Common Stock are also being asked to vote upon a proposal to adjourn or postpone the special meeting of holders of Class A Common Stock.  FNBNY Bancorp could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxy Card, Revocation of Proxy

You should vote by completing and returning the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend.  You can revoke your proxy at any time before the vote is taken at the special meeting by:

•                  submitting written notice of revocation to Maureen Kiedaisch, Corporate Secretary of FNBNY Bancorp;

•                  submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•                  voting in person at the special meeting of shareholders.  However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card.  If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposals.  The board of directors of FNBNY Bancorp is presently unaware of any other matter that may be presented for action at the special meeting of shareholders.  If any other matter does properly come before the special meeting, the board of directors of FNBNY Bancorp intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by FNBNY Bancorp.  In addition to solicitations by mail, FNBNY Bancorp’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on January 14, 2014 has been fixed as the record date for determining the holders of FNBNY Bancorp Class A Common Stock entitled to receive notice of and to vote at the special meeting of shareholders.  At that time, 3,784,497 shares of FNBNY Bancorp Class A Common Stock were outstanding, and were held by approximately 49 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of FNBNY Bancorp Class A Common Stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders.  Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the Merger Agreement.

Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the shares of FNBNY Bancorp Class A Common Stock issued and outstanding on the record date. Accordingly, a failure to vote or an abstention will have the same effect as a vote against the Merger Agreement.  As of the record date, the directors and executive officers of FNBNY Bancorp owned 708,729 shares of FNBNY Bancorp Class A Common Stock entitled to vote at the special meeting of holders of Class A Common Stock, and Modern Capital owned 1,263,000 shares of FNBNY Bancorp Class A Common Stock entitled to vote at the special meeting of holders Class A Common Stock.  This represents approximately 50.9% of the total votes entitled to be cast at the special meeting.  These individuals, as well as Modern Capital, have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the Merger Agreement.

Recommendation of the Board of Directors

The FNBNY Bancorp board of directors has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement.  The board of directors of FNBNY Bancorp believes that the Merger Agreement is fair to FNBNY Bancorp shareholders and is in the best interest of FNBNY Bancorp and its shareholders and recommends that you vote “FOR” the adoption of the Merger Agreement.  See “The Merger and the Merger Agreement—Recommendation of the FNBNY Bancorp Board of Directors and Reasons for the Merger.”

THE MERGER AND THE MERGER AGREEMENT

The description of the Merger and the Merger Agreement contained in this proxy statement-prospectus describes the material terms of the Merger Agreement; however, it does not purport to be complete.  It is qualified in its entirety by reference to the Merger Agreement.  Bridge Bancorp has attached a copy of the Merger Agreement as Appendix A.

General

Pursuant to the Merger Agreement, FNBNY Bancorp will merge into Bridge Bancorp, with Bridge Bancorp as the surviving entity.  Outstanding shares of FNBNY Bancorp Class A Common Stock and Class B Common Stock will be converted into the right to receive shares of Bridge Bancorp common stock.  Cash will be paid in lieu of any fractional share of Bridge Bancorp common stock.  See “Merger Consideration” below.  As a result of the Merger, the separate corporate existence of FNBNY Bancorp will cease and Bridge Bancorp will succeed to all the rights and be responsible for all the obligations of FNBNY Bancorp.

The Parties

Bridge Bancorp, Inc.

Bridge Bancorp is a bank holding company engaged in commercial banking and financial services through its wholly owned subsidiary, Bridgehampton National Bank.  Established in 1910, Bridgehampton Bank, with assets of approximately $1.7 billion and total deposits of approximately $1.46 billion as of September 30, 2013, and a primary market area of Suffolk County, Long Island, operates 23 retail branch locations.  Through this branch network and its electronic delivery channels, it provides deposit and loan products and financial services to local businesses, consumers and municipalities.  Title insurance services are offered through Bridgehampton Bank’s wholly owned subsidiary, Bridge Abstract.  Bridge Investment Services, a division of Bridgehampton Bank, offers financial planning and investment consultation.

The principal executive office of Bridge Bancorp is located at 2200 Montauk Highway, Bridgehampton, New York 11932 and the telephone number is (631) 537-1000.

Bridge Bancorp completed a public offering of common stock on October 8, 2013, selling 1,926,250 shares of its common stock at a price of $20.75 per share, for gross proceeds at approximately $40.0 million.

FNBNY Bancorp, Inc.

Founded as Madison National Bank and headquartered in Melville, New York, FNBNY Bancorp is the owner of the First National Bank, which operates three full-service banking centers in Nassau and Suffolk Counties, New York. As of September 30, 2013, FNBNY Bancorp had total assets, deposits, and net loans of approximately $260.1 million, $195.7 million, and $103.4 million, respectively.  FNBNY Bancorp’s principal executive office is located at 538 Broadhollow Road, Melville, New York 11747, (631) 348-6999.

Merger Consideration

Bridge Bancorp has agreed to issue an aggregate of 244,110 shares of Bridge Bancorp common stock in the Merger, subject to the adjustments as described in the next sentence (the “Aggregate Bridge Bancorp Shares”). The Aggregate Bridge Bancorp Shares shall be (1) increased by that number as shall equal (i) the dollar amount FNBNY Bancorp recovers, net of expenses, with respect to two loans totaling $6.3 million (the “Identified Loans”), (ii) divided by $21.5067 (the “Pre-Closing Additional Consideration”), and (2) decreased by that number equal to (i) the amount by which insurance proceeds received by FNBNY Bancorp prior to the closing of the Merger with respect to certain insurance claims is less than $350,000, (ii) divided by $21.5067. The amount recovered by FNBNY Bancorp with respect to the Identified Loans will include (i) aggregate cash payments of principal and interest, and (ii) payments from non-recourse sales of the Identified Loans, less (iii) all out of pocket costs and expenses and any other disbursements directly and primarily relating to the administration of the Identified Loans (including without limitation, real estate taxes and other property maintenance expenses paid and professional fees). If the amount recovered or the amount of any expense is disputed in good faith by Bridge Bancorp and not resolved prior to the closing date of the Merger, the Aggregate Bridge Bancorp Shares will not be increased and the dispute shall be resolved by an accounting firm mutually agreed upon by the parties (the cost of which shall be equally shared).  The amount determined by such accounting firm to have been recovered by FNBNY Bancorp, net of expenses, will be included in the Post-Closing Additional Consideration (as defined below).

On the closing date, Bridge Bancorp will establish an account at Bridgehampton National Bank (the “Identified Loan Account”) in which any principal and interest payments received (and not included in the determination of the Pre-Closing Additional Consideration) on the Identified Loans shall be deposited.  Bridge Bancorp will also maintain records of all direct out of pocket expenses incurred and primarily relating to the administration of the Identified Loans.  Not more than thirty (30) days following each of the first two anniversary dates of the closing date (the “Distribution Dates”), Bridge Bancorp shall distribute from the Identified Loan Account to each of the holders of FNBNY Bancorp Class A Common Stock and Class B Common Stock of record at the Effective Time who are not Dissenting Shareholders (the “Specified Shareholders”) payment in cash equal to the product of (i) sixty percent of the amount recovered with respect to the Identified Loans, including from funds held in trust, escrow or a similar vehicle prior to the closing of the Merger, net of expenses, during the year preceding each Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of FNBNY Bancorp Class A Common Stock and Class B Common Stock owned of record by such Specified Shareholder on the date of the closing of the Merger and the denominator of which is the aggregate number of shares of FNBNY Bancorp Class A Common Stock and Class B Common Stock owned of record by all Specified Shareholders on the date of the closing of the Merger (the “Post-Closing Additional Consideration”). If there is no payment due Specified Shareholders as of the Distribution Dates, Bridge Bancorp will so inform the Specified Shareholders.  Following the second Distribution Date, there shall be no further obligation with respect to the Identified Loans and no further distributions to Specified Shareholders.  Bridge Bancorp will maintain records of recoveries (including costs and expenses) during this two year period, and provided that Bridge Bancorp provides Specified Shareholders with an explanation of the status of the Identified Loans and any recoveries, Bridge Bancorp will have no further liability or obligation with respect to the Specified Shareholders.  Bridge Bancorp may sell the Identified Loans in good faith and at prices it deems reasonable and no claim shall be available to Specified Shareholders in connection therewith.

Shareholders should consider the following limitations on and conditions to the right to receive the Post-Closing Additional Consideration:

•                  the right will be non-interest bearing;

•                  the right will not be assignable or transferable except by operation of law;

•                  the right will not be represented by any form of certificate or instrument;

•                  will not represent any ownership interest in Bridge Bancorp or FNBNY Bancorp;

•                  the holders of the right will have no ownership rights common to shareholders of Bridge Bancorp (such as voting and dividend rights); and

•            the right will not be dependent on Bridge Bancorp’s operating results subsequent to the merger, but solely on the performance of the Identified Loans.

Each share of FNBNY Bancorp Class A Common Stock and Class B Common Stock that is exchanged for Bridge Bancorp common stock will be converted into the right to receive a fraction of a share of Bridge Bancorp common stock equal to:  (i) the aggregate number of shares of Bridge Bancorp common stock issued pursuant to the Merger, as adjusted pursuant to the Merger Agreement, (ii) divided by the number of shares of FNBNY Bancorp Class A Common Stock and Class B Common Stock outstanding at closing (the “Exchange Ratio”).

As of the date of this proxy statement-prospectus, there are a total of 4,989,832 shares of Class A Common Stock and Class B Common Stock of FNBNY Bancorp, Inc. outstanding.  However, it is expected that FNBNY Bancorp, Inc. will be required to issue additional shares of Class A and Class B Common Stock under the terms of four subscription agreements in connection with the sale of 125,000 shares of FNBNY Bancorp common stock at $10.00 per share in April and June 2013.  The purpose of the sale of shares pursuant to the subscription agreements was to increase the amount of capital at First National Bank.

Pursuant to the subscription agreements, if FNBNY Bancorp sells any shares of FNBNY Bancorp Class A Common Stock or Class B Common Stock by December 31, 2013 for less than $10.00 per share, FNBNY Bancorp must issue to each subscriber a number of additional shares of FNBNY Bancorp common stock equal to the amount by which:  (i) the dollar value of each subscriber’s investment divided by the lowest price at which any Class A Common Stock or Class B Common Stock is sold by FNBNY Bancorp by December 31, 2013, exceeds (ii) the dollar value of each subscriber’s investment divided by $10.00.

The subscription agreements further provide that if FNBNY Bancorp does not sell any shares of FNBNY Bancorp Class A Common Stock or Class B Common Stock by December 31, 2013, FNBNY Bancorp must issue to each subscriber a number of additional shares of FNBNY Bancorp Class A Common Stock equal to the amount by which:  (i) the dollar value of each subscriber’s investment divided by the tangible book value per share of FNBNY Bancorp as of December 31, 2013, as shown in FNBNY Bancorp’s audited financials, exceeds (ii) the dollar value of each subscriber’s investment divided by $10.00.

The Merger is not a sale of shares, and under the Merger Agreement, FNBNY Bancorp is prohibited from selling any shares of FNBNY Bancorp Class A Common Stock or Class B Common Stock prior to closing.  Accordingly, the number of additional shares to be issued under the subscription agreements will be determined based on the FNBNY Bancorp tangible book value per share as of December 31, 2013, as reflected in the audited financial statements. As of September 30, 2013, FNBNY Bancorp’s tangible book value was $2.49.

For example, if the FNBNY Bancorp tangible book value per share on December 31, 2013 is $2.50, it would entitle a subscriber who invested $100,000 at $10.00 per share (10,000 shares = $100,000 investment divided by $10.00 per share cost), to an additional 30,000 shares in total ($100,000 divided by tangible book value of $2.50 equals 40,000 shares of FNBNY Bancorp Common Stock, less the 10,000 shares purchased at $10.00 each). Based upon FNBNY Bancorp’s tangible book value of $2.49 as of September 30, 2013, FNBNY Bancorp will be required to issue 377,008 additional shares of Class A Common Stock under the subscription agreements.

Given that Bridge Bancorp is issuing a fixed number of Bridge Bancorp shares of common stock (initially set at 244,110 shares) as merger consideration, which fixed amount may increase or decrease based on pre-closing recoveries, the issuance of additional FNBNY Bancorp shares of common stock under the subscription agreements will have the effect of lowering the Exchange Ratio and the per share merger consideration to be received for each share of FNBNY Bancorp Common Stock.

Assuming that Bridge Bancorp issues 244,110 shares of common stock in the Merger (i.e., there are no pre-closing recoveries on the Identified Loans and insurance proceeds of at least $350,000 are received), the following table shows the effect on the Exchange Ratio resulting from different FNBNY Bancorp tangible book values per share at December 31, 2013 and the resulting issuance of additional FNBNY Bancorp Common Stock to the four subscribers:

FNBNY Bancorp Tangible Book Value Per Share at December 31, 2013	Additional FNBNY Bancorp Shares Issued to Subscribers	Exchange Ratio For All FNBNY Bancorp Shareholders
$0.50	2,375,000	0.03315
$0.75	1,541,667	0.03737
$1.00	1,125,000	0.03992
$1.25	875,000	0.04162
$1.50	708,333	0.04284
$1.75	589,286	0.04375
$2.00	500,000	0.04447
$2.25	430,556	0.04504
$2.50	375,000	0.04550

Based on unaudited financial data as of September 30, 2013, FNBNY tangible book value per share was $2.49 and FNBNY Bancorp would be required to issue an additional 377,008 shares of Class A and Class B Common Stock (in the aggregate).  Based on information currently available, it is expected that FNBNY tangible book value per at December 31, 2013 will be between $0.75 and $1.50, which would result in the additional issuance of between 708,333 and 1,541,667 shares of Class A Common Stock.

Prior to closing, the number of shares of Bridge Bancorp Common Stock (initially set at 244,110), may be increased or decreased depending on whether FNBNY Bancorp recovers certain amounts prior to closing.  The number of shares will be increased based on the amount FNBNY Bancorp recovers, net of expenses, with respect to two loans totaling $6.3 million and will be decreased based on the amount by which insurance proceeds received by FNBNY Bancorp prior to closing with respect to certain insurance claims falls below $350,000.  The maximum number of additional shares of Bridge Bancorp common stock that would be issued if FNBNY Bancorp recovers the full $6.3 million, assuming no expenses, is 292,932, and the maximum number of shares by which it would be decreased is 16,274, assuming no insurance proceeds are received prior to closing.  Any increase in the number of shares to be issued would increase the Exchange Ratio and any decrease would decrease the Exchange Ratio.

In addition, the Exchange Ratio will decrease as a result of the issuance of additional shares of Class A and Class B Common Stock pursuant to the subscription agreements.  Any decrease in the Exchange Ratio will decrease the number of shares of Bridge Bancorp common stock to be received for each share of FNBNY Bancorp Class A Common Stock and Class B Common Stock exchanged in connection with the Merger.

The table on the next page shows

•                  the Exchange Ratio at various levels of FNBNY year end tangible book value per share, reflecting the additional issuance of shares of FNBNY Class A and Class B Common Stock,

•                  the market value of the fraction of a share of Bridge Bancorp common stock to be received as a result of these Exchange Ratios, based on the announcement date closing stock price of Bridge Bancorp common stock and based on the closing stock price of Bridge Bancorp common stock as of January 10, 2014 (the most recent practical date prior to mailing this document),

•                  the total market value of the shares of Bridge Bancorp common stock issued as Merger Consideration, based on the announcement date closing stock price of Bridge Bancorp common stock, and

•                  ranges of post-closing cash consideration per share,

under the following outcomes as to recoveries on the Identified Loans, the receipt of insurance proceeds and the related Bridge Bancorp shares issued as merger consideration:

(1)         FNBNY recovers no amount with respect to the Identified Loans and receives at least $350,000 of insurance proceeds (“No Adjustment”), and Bridge Bancorp issues the 244,110 shares of common stock set forth in the Merger Agreement,

(2)         FNBNY Bancorp recovers the full $6.3 million with respect to the Identified Loans, assuming no expenses, and receives at least $350,000 of insurance proceeds, resulting in the issuance of an additional 292,932 shares of Bridge Bancorp common stock (“Maximum Upward Adjustment”), for total of 537,042 shares of Bridge Bancorp issued as merger consideration,

(3)         FNBNY Bancorp recovers the full $6.3 million with respect to the Identified Loans, assuming no expenses, resulting in the issuance of an additional 292,932 shares of Bridge Bancorp common stock, but receives none of the insurance proceeds, which results in 16,274 fewer shares of Bridge Bancorp common stock being issued (“Combined Adjustment”), for total of 520,768 shares of Bridge Bancorp issued as merger consideration,

(4)         FNBNY Bancorp recovers no amount with respect to the Identified Loans and receives none of the insurance proceeds (“Maximum Downward Adjustment”), which results in 16,274 fewer shares of Bridge Bancorp common stock being issued, for total of 227,836 shares of Bridge Bancorp issued as merger consideration.

	No Adjustment				Maximum Upward Adjustment
	Total Bridge Bancorp Shares Issued 244,110 Announcement Date Value: $5,363,097(1)				Total Bridge Bancorp Shares Issued 537,042 Announcement Date Value: $11,798,813(1)
		$ Value of Per Share Merger Consideration				$ Value of Per Share Merger Consideration
FNBNY Tangible Book Value Per Share at December 31, 2013	Exchange Ratio	Announcement Date(1)	Most Recent Practicable Date(2)	Post Closing Cash Consideration Per Share Mid/Max(3)	Exchange Ratio	Announcement Date (1)	Most Recent Practicable Date(2)	Post Closing Cash Consideration Per Share Mid/Max(3)
$0.50	0.03315	$0.73	$0.82	$0.24 / $0.49	0.07292	$1.60	$1.81	$—
$0.75	0.03737	0.82	0.93	$0.28 / $0.55	0.08222	1.81	2.04	—
$1.00	0.03992	0.88	0.99	$0.29 / $0.59	0.08783	1.93	2.18	—
$1.25	0.04162	0.91	1.03	$0.31 / $0.61	0.09157	2.01	2.27	—
$1.50	0.04284	0.94	1.06	$0.32 / $0.63	0.09425	2.07	2.34	—
$1.75	0.04375	0.96	1.09	$0.32 / $0.65	0.09626	2.11	2.39	—
$2.00	0.04447	0.98	1.10	$0.33 / $0.66	0.09783	2.15	2.43	—
$2.25	0.04504	0.99	1.12	$0.33 / $0.66	0.09908	2.18	2.46	—
$2.50	0.04550	1.00	1.13	$0.34 / $0.67	0.10010	2.20	2.48	—

(1)                     Based on Bridge Bancorp’s closing stock price of $21.97 on September 27, 2013, the date preceding the public announcement of the merger.

(2)                     Based on Bridge Bancorp’s closing stock price of $24.81 on January 10, 2014.

(3)                     Assumes $3.0 million of post-closing recoveries on the Identified Loans, net of expenses, at the “Mid” level, and $6.0 million of post-closing recoveries on the Identified Loans, net of expenses, at the “Max” level, 60% of which net recoveries are distributed to FNBNY stockholders in accordance with the terms of the merger agreement.

	Combined Adjustment				Maximum Downward Adjustment
	Total Bridge Bancorp Shares Issued 520,768 Announcement Date Value: $11,441,273(1)				Total Bridge Bancorp Shares Issued 227,836 Announcement Date Value: $5,005,557(1)
		$ Value of Per Share Merger Consideration				$ Value of Per Share Merger Consideration
FNBNY Tangible Book Value Per Share at December 31, 2013	Exchange Ratio	Announcement Date(1)	Most Recent Practicable Date(2)	Post Closing Cash Consideration Per Share Mid/Max(3)	Exchange Ratio	Announcement Date(1)	Most Recent Practicable Date(2)	Post Closing Cash Consideration Per Share Mid/Max(3)
$0.50	0.07071	$1.55	$1.75	$—	0.03094	$0.68	$0.77	$0.24 / $0.49
$0.75	0.07973	1.75	1.98	—	0.03488	0.77	0.87	$0.28 / $0.55
$1.00	0.08516	1.87	2.11	—	0.03726	0.82	0.92	$0.29 / $0.59
$1.25	0.08879	1.95	2.20	—	0.03885	0.85	0.96	$0.31 / $0.61
$1.50	0.09139	2.01	2.27	—	0.03998	0.88	0.99	$0.32 / $0.63
$1.75	0.09334	2.05	2.32	—	0.04084	0.90	1.01	$0.32 / $0.65
$2.00	0.09486	2.08	2.35	—	0.04150	0.91	1.03	$0.33 / $0.66
$2.25	0.09608	2.11	2.38	—	0.04203	0.92	1.04	$0.33 / $0.66
$2.50	0.09707	2.13	2.41	—	0.04247	0.93	1.05	$0.34 / $0.67

(1)                     Based on Bridge Bancorp’s closing stock price of $21.97 on September 27, 2013, the date preceding the public announcement of the merger.

(2)                     Based on Bridge Bancorp’s closing stock price of $24.81 on January 10, 2014.

(3)                     Assumes $3.0 million of post-closing recoveries on the Identified Loans, net of expenses, at the “Mid” level, and $6.0 million of post-closing recoveries on the Identified Loans, net of expenses, at the “Max” level, 60% of which net recoveries are distributed to FNBNY stockholders in accordance with the terms of the merger agreement.

Based on information currently available, it is expected that (i) FNBNY tangible book value per share at December 31, 2013 will be between $0.75 and $1.50, (ii) there will be no material pre-closing recoveries on the Identified Loans, and (iii) insurance proceeds of at least $350,000 are received.  Accordingly, it is expected that the Exchange Ratio will be between 0.03737 and 0.04284.  See the “No Adjustment” column in the table above.  Based on Bridge Bancorp, Inc.’s closing stock price of $24.81 on January 10, 2014 (the latest practicable date prior to the date of this document), each share of FNBNY Bancorp, Inc. Class A Common Stock and Class B Common Stock would be exchanged for a fraction of a share of Bridge Bancorp, Inc. common stock having a value of between $0.93 and $1.06.

At least seven days prior to the special meeting, FNBNY Bancorp will mail to shareholders updated information regarding the year end tangible book value per share, based on the audited financial statements, and the recoveries, if any, on the Identified Loans, as well as the resulting Exchange Ratio. Further, FNBNY Bancorp shareholders can call the following toll free number 855-702-8342 for updated information as to the Exchange Ratio based on recoveries on the Identified Loans, the receipt of any insurance proceeds and the issuance of additional shares pursuant to the Subscription Agreements at any time prior to the special meeting, as well as prior to the closing. The parties intend to consummate the Merger following the close of business on February 14, 2014, or as soon thereafter as practical.

No fractional shares of Bridge Bancorp will be issued in connection with the Merger.  Instead, Bridge Bancorp will make a cash payment to each FNBNY Bancorp shareholder who would otherwise receive a fractional share.

Surrender of Stock Certificates

Bridge Bancorp will deposit with the exchange agent the certificates representing Bridge Bancorp’s common stock to be issued to FNBNY Bancorp shareholders in exchange for FNBNY Bancorp’s Common Stock.  Within five business days after the completion of the Merger, the exchange agent will mail to FNBNY Bancorp shareholders a letter of transmittal, together with instructions for the exchange of their FNBNY Bancorp stock certificates for the merger consideration.  Upon surrendering his or her certificate(s) representing shares of FNBNY Bancorp’s Common Stock, together with the signed letter of transmittal, the FNBNY Bancorp shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of Bridge Bancorp common stock (if any) determined in accordance with the exchange ratio and (ii) a check representing the amount of cash in lieu of fractional shares, if any.  Until you surrender your FNBNY Bancorp stock certificates for exchange after completion of the Merger, you will not be paid dividends or other distributions declared after the Merger with respect to any Bridge Bancorp common stock into which your shares have been converted.  No interest will be paid or accrued to FNBNY Bancorp shareholders on the cash in lieu of fractional shares or unpaid dividends and distributions, if any.  After the completion of the Merger, there will be no further transfers of FNBNY Bancorp Common Stock.  FNBNY Bancorp stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares.

If any certificate representing shares of Bridge Bancorp’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•                  pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•                  establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by FNBNY Bancorp shareholders for six months after the effective time of the Merger will be returned to Bridge Bancorp’s transfer agent.  Any FNBNY Bancorp shareholder who has not exchanged shares of FNBNY Bancorp’s Common Stock for the purchase price in accordance with the Merger Agreement before that time may look only to Bridge Bancorp for payment of the purchase price for these shares and any unpaid dividends or distributions after that time.  Nonetheless, Bridge Bancorp, FNBNY Bancorp, the exchange agent or any other person will not be liable to any FNBNY Bancorp shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Background of the Merger

Since FNBNY Bancorp began operations in 2012, its vision has been to create a community bank focused on customer and community service. As a result of regulatory changes, including increased compliance costs and higher capital ratio requirements, difficult economic conditions and fundraising environment and the need to grow for operational efficiencies, FNBNY Bancorp has not been able to deliver profitability and growth. During the second quarter of 2013, FNBNY Bancorp engaged KBW as investment banker to raise the necessary capital to execute the company’s strategic plan.  KBW reached out to 23 parties, and FNBNY Bancorp met with 10 investor prospects over the course of several months.  Efforts with these prospective investors did not achieve the desired result.  The FNBNY Bancorp board of directors then discussed the merits of entertaining offers for a sale while continuing with its capital raising efforts.  During this time, Bridge Bancorp, and others, expressed an interest in the acquisition of FNBNY Bancorp.

On August 9, 2013, after reviewing the materials posted in the FNBNY Bancorp data room, Bridge Bancorp submitted a non-binding letter of interest to KBW regarding a possible acquisition of FNBNY Bancorp and First National Bank.  Bridge Bancorp began an extensive due diligence of FNBNY Bancorp on August 15, 2013 which led to the beginning of price negotiations for a possible deal.  After several exchanges through the representative investment bankers and at the direction of the FNBNY Bancorp board of directors, Chief Executive Officer John Stewart and director David Ledy met with Bridge Bancorp Chief Executive Officer Kevin O’Connor at Bridge Bancorp’s headquarters on August 29, 2013 in order to advance the progress of negotiations.  This subsequently led to direct discussions between the two Chief Executive Officers that resulted in a final and non-binding letter of interest from Bridge Bancorp on September 9, 2013.  A conference call to update the FNBNY Bancorp board of directors was convened on September 10, 2013 and Messrs. Stewart and O’Connor were able to finalize key details of the potential transaction on September 11, 2013, at which time, the final nonbinding indication of interest was fully executed.  The representative law firms then began to finalize the details of the merger agreement.

On September 27, 2013, the Board of Directors of FNBNY Bancorp unanimously approved a Merger Agreement between FNBNY Bancorp and Bridge Bancorp, pursuant to which FNBNY Bancorp will be merged with and into Bridge Bancorp, subject to the approval of the FNBNY Bancorp shareholders and the satisfaction of certain other conditions including the receipt of required regulatory approvals. If the Merger Agreement is approved and the conditions are satisfied, on the effective date of the Merger each share of FNBNY Bancorp common stock issued and outstanding immediately prior to the effective date of the Merger will be converted into the right to receive a fraction of a share of Bridge Bancorp common stock, or, if a shareholder has properly exercised dissenters’ rights, the right to receive fair value for his, her or its shares.

Following the effective date of the Merger, the separate existence of FNBNY Bancorp will cease. The certificate of incorporation and bylaws of Bridge Bancorp, as in effect immediately prior to the effective date of the Merger, will be the certificate of incorporation and by-laws of the surviving corporation in the Merger. The directors of Bridge Bancorp immediately prior to the effective date of the

Merger will be the directors of the surviving corporation in the Merger, until their respective successors have been elected and qualified or otherwise in accordance with the certificate of incorporation and bylaws of Bridge Bancorp. The officers of Bridge Bancorp duly elected and holding office immediately prior to the effective date will be the officers of the surviving corporation in the Merger.

Recommendation of the FNBNY Bancorp Board of Directors and Reasons for the Merger

FNBNY Bancorp’s board of directors has unanimously approved the Merger Agreement and unanimously recommends that FNBNY Bancorp’s shareholders vote FOR approval of the Merger Agreement.

FNBNY Bancorp’s board of directors has determined that the Merger is fair to, and in the best interests of, FNBNY Bancorp and its shareholders.  In arriving at its determination, FNBNY Bancorp’s board of directors considered a number of factors, including the following:

•                  the board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Bridge Bancorp;

•                  the opportunity for FNBNY Bancorp’s shareholders to have increased liquidity upon receipt of Bridge Bancorp shares in exchange for their FNBNY Bancorp shares, because Bridge Bancorp shares trade on the Nasdaq Global Select Market under the symbol “BDGE”;

•                  the opportunity for FNBNY Bancorp’s shareholders to receive dividend payments on the shares of Bridge Bancorp common stock that they receive following the Merger;

•                  the regulatory environment facing FNBNY Bancorp in particular and banks and financial institutions generally (including additional compliance costs and potentially higher capital ratio thresholds), the trend toward consolidation in the financial services industry and the likely effect of the foregoing factors on FNBNY Bancorp’s potential growth, development, productivity and profitability;

•                  results that could be expected to be obtained by FNBNY Bancorp if FNBNY Bancorp continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the Bridge Bancorp common stock being offered by Bridge Bancorp;

•                  the ability of Bridge Bancorp to receive the necessary regulatory approvals in a timely manner;

•                  its assessment, based in part on discussions with its financial advisers, that it currently was unlikely that another acquirer had both the willingness and the financial capability to offer to acquire FNBNY Bancorp at a value that was materially higher than that being offered by Bridge Bancorp;

•                  the terms and conditions of the Merger Agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, the absence of a financing condition, a provision that permits FNBNY Bancorp’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party that has submitted a bona fide unsolicited written proposal to acquire FNBNY Bancorp, a provision providing for FNBNY Bancorp’s payment of a termination fee to Bridge Bancorp if the Merger Agreement is terminated under certain circumstances, and the effect such termination fee could have on a third party’s decision to propose a merger or similar transaction to FNBNY Bancorp at a greater value than that contemplated by the Merger;

•                  the effects of the Merger on FNBNY Bancorp’s depositors and customers and the communities served by FNBNY Bancorp, which was deemed to be favorable given that they would be served by a local community banking organization that had greater resources than FNBNY Bancorp;

and

•                  the effects of the Merger on FNBNY Bancorp’s employees, including the prospects for employment with a strong, growing organization such as Bridge Bancorp and the severance and other benefits agreed to be provided by Bridge Bancorp to employees whose employment was terminated in connection with the Merger.

The discussion and factors considered by FNBNY Bancorp’s board of directors is not intended to be exhaustive, but includes all material factors considered.  In approving the Merger Agreement, FNBNY Bancorp’s board of directors did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Fairness Opinion of FNBNY Bancorp, Inc.’s Financial Advisor

FNBNY Bancorp engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render an opinion to the board of directors of FNBNY Bancorp as to the fairness, from a financial point of view, to the holders of FNBNY Bancorp Class A Common Stock and Class B Common Stock, collectively as a group, other than the directors and executive officers of FNBNY Bancorp, Modern Capital Holdings LLC and their respective affiliates (collectively, “Excluded Holders”), of the aggregate consideration in the proposed Merger with Bridge Bancorp. FNBNY Bancorp selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger and is familiar with FNBNY Bancorp and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the FNBNY Bancorp board of directors held on September 26, 2013, at which the FNBNY Bancorp board of directors evaluated the proposed Merger with Bridge Bancorp. At this meeting, KBW reviewed the financial aspects of the proposed Merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW set forth in the opinion, the aggregate consideration in the proposed Merger with Bridge Bancorp was fair, from a financial point of view, to the holders of FNBNY Bancorp Class A Common Stock and Class B Common Stock (other than Excluded Holders).  For purposes of KBW’s opinion, the aggregate consideration refers to (a) 244,110 shares of Bridge Bancorp common stock to be issued in the Merger, subject to downward adjustment of up to 16,274 shares of Bridge Bancorp common stock (the “Downward Adjustment”), (b) an additional 177,753 shares of Bridge Bancorp common stock assumed to be issuable based on aggregate pre-closing recoveries on certain loans and insurance proceeds as estimated by management of FNBNY Bancorp, and (c) $774,333 in cash assumed to be payable based on post-closing recoveries on certain loans as estimated by management of FNBNY Bancorp (together, the pre-closing recoveries as stated in (b) and the post-closing recoveries, as stated in (c), the “Recoveries”).  The FNBNY Bancorp board of directors approved the Merger Agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion.  The opinion was for the information of, and was directed to, the FNBNY Bancorp board of directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, of the aggregate consideration to the holders of FNBNY Bancorp Class A Common Stock and Class B Common Stock (other than Excluded Holders).  It did not address the underlying business decision to proceed with the Merger or constitute a recommendation to the FNBNY Bancorp board of directors in connection with the

Merger, and it does not constitute a recommendation to any holder of FNBNY Bancorp Class A Common Stock as to how the shareholder should vote at the FNBNY Bancorp special meeting on the Merger or any related matter.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In rendering its opinion, KBW reviewed, among other things:

•                  a draft, dated September 24, 2013, of the Merger Agreement (the most recent draft made available to KBW);

•                  the audited financial statements for the year ended December 31, 2012 of FNBNY Bancorp;

•                  the Annual Reports on Form 10-K for the three years ended December 31, 2012 of Bridge Bancorp;

•                  unaudited interim financial statements of FNBNY Bancorp for the three months ended March 31, 2013 and June 30, 2013;

•                  certain interim reports to stockholders and quarterly reports of Bridge Bancorp, including the Quarterly Reports on Form 10-Q of Bridge Bancorp for the three months ended March 31, 2013 and June 30, 2013;

•                  certain other communications from FNBNY Bancorp and Bridge Bancorp to their respective stockholders; and

•                  other financial information concerning the businesses and operations of FNBNY Bancorp furnished to KBW by FNBNY Bancorp for purposes of KBW’s analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•                  the historical and current financial position and results of operations of FNBNY Bancorp and Bridge Bancorp;

•                  the assets and liabilities of FNBNY Bancorp and Bridge Bancorp;

•                  the nature and terms of certain other merger transactions and business combinations in the banking industry;

•                  a comparison of certain financial information for FNBNY Bancorp and financial and stock market information for Bridge Bancorp with similar information for certain other companies the securities of which are publicly traded;

•                  financial and operating forecasts and projections of FNBNY Bancorp (reflecting, among other things, certain assumptions of management of FNBNY Bancorp with respect to a potential equity financing expected to be undertaken by FNBNY Bancorp (the “Assumed Equity Financing”) in the absence of a sale of FNBNY Bancorp) as well as estimates regarding the Recoveries on which the estimated 177,753 additional Bridge Bancorp share consideration and the estimated $774,333 post-closing cash consideration are based, which forecasts, projections and estimates were prepared by and provided to KBW by management of FNBNY Bancorp and approved for KBW’s use by FNBNY Bancorp and on which the FNBNY Bancorp board of directors directed KBW to rely; and

•                  publicly available consensus “street estimates” of Bridge Bancorp discussed with KBW by management of Bridge Bancorp and estimates regarding certain pro forma financial effects of the Merger on Bridge Bancorp prepared by and provided to KBW by management of Bridge Bancorp.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as KBW’s experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of FNBNY Bancorp and Bridge Bancorp regarding the past and current business operations, regulatory relations, financial condition and future prospects of FNBNY Bancorp and Bridge Bancorp and such other matters as KBW deemed relevant to its inquiry.

In conducting KBW’s review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to KBW or publicly available and KBW did not independently verify the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. KBW relied upon management of FNBNY Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections of FNBNY Bancorp and estimates regarding the Recoveries prepared by and provided to KBW by management of FNBNY Bancorp and that KBW was directed to rely upon by the FNBNY Bancorp board of directors (and the assumptions and bases therefor), and KBW assumed, at the direction of FNBNY Bancorp, that such forecasts, projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts, projections and estimates would be realized in the amounts and in the time periods then currently estimated by such management. KBW also relied on, at the direction of the FNBNY Bancorp board of directors, the assessments of management of FNBNY Bancorp as to the ability of FNBNY Bancorp to successfully effect the Assumed Equity Financing in the absence of a sale of FNBNY Bancorp.  KBW further relied upon management of Bridge Bancorp as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Merger on Bridge Bancorp prepared by and provided to KBW by management of Bridge Bancorp (and the assumptions and bases therefor), and KBW assumed that such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates will be realized in the amounts and in the time periods currently estimated by such management.  It is understood that such forecasts, projections and estimates prepared by and provided to KBW by the respective managements of FNBNY Bancorp and Bridge Bancorp, as the case may be, were not prepared by such managements with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates.  KBW assumed, based on discussions with the respective managements of FNBNY Bancorp and Bridge Bancorp, that such forecasts, projections and estimates as well as publicly available consensus “street estimates” of Bridge Bancorp referred to above provide a reasonable basis upon which KBW could form its opinion and expressed no view as to any such information or the assumptions or bases therefor. KBW relied on such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof. KBW further assumed, at the direction of the Board, that the actual consideration received by holders of FNBNY Bancorp common shares in the aggregate will not differ from the aggregate consideration in any respect that would be material to KBW’s opinion and that Bridge Bancorp will have the ability to, and will, pay the portions of such actual consideration that become payable after the closing of the Merger.

KBW assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either FNBNY Bancorp or Bridge Bancorp since the date of the last financial statements of each such entity that were made available to KBW.  KBW also assumed that the audited financial statements for FNBNY Bancorp contemplated to be delivered to Bridge Bancorp following the date of the opinion would not reflect any such material changes. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with FNBNY Bancorp’s consent, that the aggregate allowances for loan and lease losses for FNBNY Bancorp and Bridge Bancorp are adequate to cover such losses.  In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of FNBNY Bancorp or Bridge Bancorp, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did KBW evaluate the solvency, financial capability or fair value of FNBNY Bancorp or Bridge Bancorp under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumes no responsibility or liability for their accuracy.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•                  that the Merger and related transactions would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which would not differ in any respect material to KBW’s analyses from the draft reviewed);

•                  the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;

•                  each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•                  that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the completion of the Merger and related transactions would be satisfied without any waivers or modifications to the Merger Agreement; and

•                  that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that will have a material adverse effect on the future results of operations or financial condition of FNBNY Bancorp, the combined entity or the contemplated benefits of the Merger.

KBW further assumed that the Merger and related transactions would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.  KBW further assumed that FNBNY Bancorp relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to FNBNY Bancorp, Bridge Bancorp, the Merger, the related transactions and the Merger Agreement.  KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of September 26, 2013, to the holders of FNBNY Bancorp Class A Common Stock and Class B Common Stock (other than Excluded Holders), collectively as a group, of the aggregate consideration in the Merger, without taking into account different classes or attributes of FNBNY Bancorp Class A Common Stock and Class B Common Stock and without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.  KBW expressed no view or opinion as to any terms or other aspects of the Merger or any related transaction, including without limitation, the form or structure of the Merger, the nature or amount of the Downward Adjustment, the amount of the per share value of $21.5067 of Bridge Bancorp common stock agreed upon by FNBNY Bancorp (the “Agreed Upon Value”), (or the bases therefor), any consequences of the Merger to FNBNY Bancorp, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. KBW’s opinion was necessarily based upon conditions as they exist and could be evaluated on the date of the opinion and the information made available to KBW through such date.  It is understood that subsequent developments may affect the conclusion reached in KBW’s opinion and that KBW does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•                  the underlying business decision of FNBNY Bancorp to engage in the Merger or enter into the Merger Agreement;

•                  the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by FNBNY Bancorp or the board of directors of FNBNY Bancorp;

•                  the fairness of the amount or nature of any compensation to any of FNBNY Bancorp’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of FNBNY Bancorp;

•                  the relative fairness of the aggregate consideration between the classes of FNBNY Bancorp common shares or the consideration to be received by any specific shareholder compared to the consideration to be received by any other specific shareholder;

•                  the treatment of, the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of FNBNY Bancorp other than FNBNY Bancorp common shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement;

•                  whether Bridge Bancorp would have sufficient cash, available lines of credit or other sources of funds to enable it to pay the estimated $774,333 post-closing cash consideration;

•                  the actual value of Bridge Bancorp shares to be issued in the Merger, the prices, trading range or volume at which the securities of Bridge Bancorp would trade following the public announcement of the Merger or the prices, trading range or volume at which the securities of Bridge Bancorp would trade following the consummation of the Merger;

•                  any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Merger Agreement; or

•                  any legal, regulatory, accounting, tax or similar matters relating to FNBNY Bancorp, Bridge Bancorp, their respective shareholders, or relating to or arising out of or as a consequence of the Merger, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, FNBNY Bancorp and Bridge Bancorp.  Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.  In addition, the KBW opinion was among several factors taken into consideration by the FNBNY Bancorp board of directors in making its determination to approve the

Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the FNBNY Bancorp board of directors with respect to the fairness of the consideration.  The type and amount of consideration payable in the Merger were determined through negotiation between FNBNY Bancorp and Bridge Bancorp, and the decision to enter into the Merger Agreement was solely that of the FNBNY Bancorp board of directors or directors.

The following is a summary of the material analyses presented by KBW to the FNBNY Bancorp board of directors on September 26, 2013, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the FNBNY Bancorp board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses. For purposes of the financial analyses described below, KBW utilized an implied value of the aggregate consideration of $9.5 million, taking into account the Downward Adjustment, based on the Agreed Upon Value and FNBNY Bancorp management estimates for the Recoveries.

Selected Companies Analysis

FNBNY Bancorp. Using publicly available information, KBW compared the financial performance and financial condition of FNBNY Bancorp to the following selected publicly traded commercial banks headquartered in the Mid-Atlantic with assets of less than $500 million and ratio of non-performing assets to total assets (“NPAs/Assets”) of greater than 3.00%. KBW also reviewed the market performance of the selected companies. The selected companies were:

Delmar Bancorp Jonestown Bank and Trust Co. Community Bank of Bergen County, NJ VSB Bancorp, Inc. Peoples Bancorp, Inc. Shore Community Bank	Highlands Bancorp, Inc. Harvest Community Bank New Millennium Bank Liberty Bell Bank First Resource Bank

To perform this analysis, KBW used financial information as of the last twelve months, most recent available quarter and market price information as of September 25, 2013.  Certain financial data for FNBNY Bancorp as referenced in the table presented below may not correspond to the data presented in FNBNY Bancorp’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance and financial condition of FNBNY Bancorp and, to the extent publicly available, the selected companies:

		Selected Companies
	FNBNY	Low	Mean	Median	High

LTM Core Return on Average Assets (1)	(3.69)%	(2.94)%	(0.11)%	0.31%	1.03%
LTM Core Return on Average Equity (1)	NM	(9.03)%	2.94%	3.40%	10.16%
LTM Net Interest Margin	4.02%	2.93%	3.45%	3.55%	3.84%
LTM Nonint. Income / Operating Revenue Ratio (2)	14.6%	3.3%	12.0%	10.5%	23.6%
LTM Efficiency Ratio	146.2%	60.2%	82.7%	79.3%	120.9%

Tangible Common Equity / Tangible Assets	5.79%	2.59%	7.39%	8.13%	9.64%
Total Capital Ratio	11.67%	4.69%	13.53%	12.41%	27.33%
Loans / Deposits	48.1%	28.6%	77.5%	78.1%	102.8%
Loan Loss Reserve / Loans	1.77%	1.04%	2.01%	1.83%	3.68%
Nonperforming Loans/ Loans	11.27%	2.87%	6.96%	6.03%	13.45%
Nonperforming Assets/ Assets	4.10%	3.11%	5.39%	5.50%	9.35%

“NM” denotes data which was deemed not meaningful.

(1)         Core income defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, the after-tax portion of income from investment securities and nonrecurring items.  Excludes data for New Millenium Bank and Liberty Bell Bank which was deemed not meaningful.

(2)         Excludes gain/loss on sale of securities.

KBW’s analysis showed the following concerning the market performance of the selected companies to the extent publicly available:

	Selected Companies
	Low	Mean	Median	High

Stock Price / Book Value per Share	0.36x	0.61x	0.56x	1.13x
Stock Price / Tangible Book Value per Share	0.36x	0.62x	0.56x	1.13x
Stock Price / LTM EPS	4.4x	11.3x	11.3x	19.2x
Dividend Yield	0.0%	0.5%	0.0%	3.3%
LTM Dividend Payout Ratio	0.0%	13.0%	0.0%	43.6%

Bridge Bancorp. Using publicly available information, KBW compared the financial performance, financial condition, and market performance of Bridge Bancorp to the following selected publicly traded commercial banks headquartered in the Mid-Atlantic, excluding mutual holding companies, with assets of between $1.5 billion and $3.5 billion.  The selected companies were:

Eagle Bancorp, Inc.

Lakeland Bancorp, Inc.

Sun Bancorp, Inc.

Hudson Valley Holding Corp.

Financial Institutions, Inc.

Metro Bancorp, Inc.

Univest Corporation of Pennsylvania

First of Long Island Corporation

TriState Capital Holdings, Inc.

CNB Financial Corporation

Arrow Financial Corporation

Bryn Mawr Bank Corporation

Canandaigua National Corporation

Peapack-Gladstone Financial Corporation

Suffolk Bancorp

Center Bancorp, Inc.

Intervest Bancshares Corporation

To perform this analysis, KBW used financial information as of the last twelve months, most recent available quarter and market price information was as of September 25, 2013.  Earnings estimates for 2013 and 2014 were taken from a nationally recognized earnings estimate consolidator for Bridge

Bancorp and the selected companies. Certain financial data for Bridge Bancorp as referenced in the tables presented below may not correspond to the data presented in Bridge Bancorp’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance and financial condition of Bridge Bancorp and, to the extent publicly available, the selected companies:

		Selected Companies
	BDGE	Low	Mean	Median	High

LTM Core Return on Average Assets (1)	0.79%	(0.64)%	0.74%	0.90%	1.34%
LTM Core Return on Average Equity (1)	10.05%	(7.41)%	7.65%	7.86%	16.08%
LTM Net Interest Margin	3.28%	2.36%	3.52%	3.55%	4.34%
LTM Nonint. Income / Operating Revenue Ratio (2)	14.6%	7.5%	21.8%	18.5%	42.2%
LTM Efficiency Ratio	61.2%	37.9%	62.7%	60.7%	93.8%

Tangible Common Equity / Tangible Assets	6.68%	6.49%	8.59%	8.38%	13.06%
Total Capital Ratio	13.70%	12.21%	14.83%	13.95%	22.97%
Loans / Deposits	61.9%	56.4%	77.8%	79.3%	93.6%
Loan Loss Reserve / Loans	1.68%	1.01%	1.50%	1.46%	2.50%
Nonperforming Assets/ Loans + OREO	1.05%	0.48%	2.16%	1.39%	6.36%
Nonperforming Assets/ Assets	0.55%	0.27%	1.40%	1.05%	4.28%

(1)         Core income defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, the after-tax portion of income from investment securities and nonrecurring items.

(2)         Excludes gain/loss on sale of securities.

KBW’s analysis showed the following concerning the market performance of Bridge Bancorp and, to the extent publicly available, the selected companies:

Selected Companies
	BDGE	Low	Mean	Median	High

Stock Price / Book Value per Share	1.70x	0.84x	1.46x	1.35x	2.29x
Stock Price / Tangible Book Value per Share	1.74x	0.84x	1.65x	1.55x	2.31x
Stock Price / LTM EPS	14.7x	12.4x	17.2x	15.2x	27.4x
Stock Price / 2013 EPS(1)	15.4x	11.4x	16.5x	15.1x	24.4x
Stock Price / 2014 EPS(1)	13.2x	10.4x	14.8x	14.2x	20.2x
Dividend Yield	4.2%	0.0%	1.8%	2.1%	4.2%
LTM Dividend Payout Ratio	61.7%	0.0%	29.1%	34.4%	64.0%

(1)         Estimates per First Call consensus estimates

No company used as a comparison in the above analysis is identical to FNBNY Bancorp or Bridge Bancorp.  Accordingly, an analysis of these results is not mathematical.  Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Selected Transactions Analysis

KBW reviewed publicly available information related to nationwide acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies that were announced after January 1, 2010, with target assets of less than $500 million, NPAs/Assets of greater than 3.00% and TCE/TA of less than 7.00%. Mergers of equals, mutual targets and terminated transactions were excluded. The selected transactions were:

Acquiror	Acquiree
First Bank	Heritage Community Bank
Guernsey Bancorp, Inc.	Ohio State Bank
C&F Financial Corporation	Central Virginia Bankshares, Inc.
BNC Bancorp	Randolph Bank & Trust Company
BBCN Bancorp, Inc.	Foster Bankshares, Inc.
Investar Bank	First Community Bank
First Bancshares, Inc.	First National Bank of Baldwin County
Home BancShares, Inc.	Premier Bank
Nicolet Bankshares, Inc.	Mid-Wisconsin Financial Services, Inc.
Horizon Bancorp	Heartland Bancshares, Inc.
Arvest Bank Group, Inc.	Union Bank
SKBHC Holdings LLC	Viking Financial Services Corporation
Wintrust Financial Corporation	Elgin State Bancorp, Inc.
SCJ, Inc.	Santa Lucia Bancorp
First General Bank	Golden Security Bancorp
Banco do Brasil, S.A.	EuroBank
BCB Bancorp, Inc.	Allegiance Community Bank
First Bank Lubbock Bancshares, Inc.	Jefferson Bank
CBM Florida Holding Company	First Community Bank of America
Private Investor - Merton Allan Lund	First Midwest Bank
Carlile Bancshares, Inc.	Treaty Oak Bank
BankFinancial Corporation	DG Bancorp, Inc.
SCJ, Inc.	Professional Business Bank
First Peoples Bancorp, Inc.	First Peoples Bank of Tennessee
Jacksonville Bancorp, Inc.	Atlantic BancGroup, Inc.
215 Holding Company	White Rock Bank
Investor group	West Michigan Community Bank
Roma Financial Corporation (MHC)	Sterling Banks, Inc.

KBW’s analysis showed the following concerning the proposed Merger and the selected transactions:

	BDGE / FNBNY	Selected Transactions
	Merger	Low	Mean	Median	High

Price / Tangible Book Value (1)	0.61x	0.10x	0.68x	0.64x	1.89x
Core Deposit Premium (2)	(3.9)%	(8.1)%	(2.0)%	(1.4)%	3.9%

(1)         Transaction value of the acquired company to tangible book value of the acquired company based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition.

(2)         Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition.

No acquired company or transaction used as a comparison in the above analysis is identical to FNBNY Bancorp or the Merger.  Accordingly, an analysis of these results is not mathematical.  Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis

KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that FNBNY Bancorp could provide to FNBNY Bancorp’s legacy shareholders (defined as shareholders of FNBNY Bancorp prior to the Assumed Equity Financing per FNBNY Bancorp management) through 2018 on a stand-alone basis, giving effect to the Assumed Equity Financing which would result in 37.4% ownership for new investors and 62.6% ownership for legacy shareholders.

In performing this analysis, KBW used financial forecasts and projections relating to the earnings and assets of FNBNY Bancorp prepared by and provided to KBW by FNBNY Bancorp management, and assumed discount rates ranging from 12.0% to 16.0%. The range of values was determined by adding (1) the present value of projected cash flows to FNBNY Bancorp shareholders from projected close through 2018 and (2) the present value of the terminal value of FNBNY Bancorp’s common stock.  In determining cash flows available to shareholders, FNBNY Bancorp was assumed to maintain a tangible common equity/tangible asset ratio of 7.50% by retaining sufficient earnings and/or obtaining sufficient capital infusions. Any earnings in excess of what would need to be retained represented distributable cash flows for FNBNY Bancorp.

In calculating the terminal value of FNBNY Bancorp, KBW applied multiples ranging from 0.70 times to 1.10 times December 31, 2018 projected tangible book value. This resulted in a range of values of FNBNY Bancorp attributable to legacy shareholders from approximately $4.78 million to $8.76 million. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates.  The analysis did not purport to be indicative of the actual values or expected values of FNBNY Bancorp.

Financial Impact Analysis

KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of FNBNY Bancorp and Bridge Bancorp.  Assumptions regarding the acquisition adjustments were used to calculate the financial impact that the Merger would have on certain projected financial results of Bridge Bancorp. In the course of this analysis, KBW used earnings estimates for Bridge Bancorp for 2014 and 2015 per First Call consensus and used earnings estimates for FNBNY Bancorp for 2014 and 2015 from Bridge Bancorp management. Additionally, KBW assumed a $20 million common equity raise after transaction announcement as per Bridge Bancorp management.  This analysis indicated that the Merger, both before and after giving effect to the common equity raise, could be accretive to Bridge Bancorp’s estimated earnings per share in 2014 and 2015.  The analysis also indicated that the Merger, before giving effect to the common equity raise, could be dilutive to tangible book value per share but that the Merger, both before and after giving effect to the common equity raise, could be otherwise accretive to book value per share and tangible book value per share for Bridge Bancorp and that Bridge Bancorp could maintain well capitalized capital ratios.  For all of the above analyses, the actual results achieved by Bridge Bancorp following the Merger will vary from the projected results, and the variations may be material.

Miscellaneous

The FNBNY Bancorp board of directors retained KBW as financial adviser to FNBNY Bancorp regarding the Merger.  As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, FNBNY

Bancorp and Bridge Bancorp.  As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Bridge Bancorp for KBW’s own account and for the accounts of its customers.  To the extent KBW held any such positions as of the date of KBW’s opinion, it was disclosed to the FNBNY Bancorp board of directors.

Pursuant to the KBW engagement agreement, FNBNY Bancorp agreed to pay KBW a fee of $600,000, $100,000 of which is contingent upon successful completion of the Merger. In addition, FNBNY Bancorp agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws. During the two years preceding the date of its opinion to FNBNY Bancorp, KBW provided investment banking and financial advisory services to FNBNY Bancorp but has not received and does not expect to receive compensation for such services, and KBW has not provided investment banking and financial advisory services to Bridge Bancorp. KBW may in the future provide investment banking and financial advisory services to FNBNY Bancorp or Bridge Bancorp and receive compensation for such services.

Employee Matters

Each person who is an employee of FNBNY Bancorp as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of Bridgehampton National Bank and will be eligible to participate in group health, medical, dental, life, disability and other welfare plans available to similarly situated employees of Bridge Bancorp on the same basis that it provides such coverage to Bridge Bancorp employees.  With respect to any welfare plan or program of FNBNY Bancorp that in the determination of Bridge Bancorp provides benefits of the same type as a plan maintained by Bridge Bancorp, Bridge Bancorp may continue the FNBNY Bancorp plan until such employees become eligible for the Bridge Bancorp plan so that there is no gap in coverage.  Bridge Bancorp will give credit to continuing FNBNY Bancorp employees for purposes of determining eligibility and vesting purposes but not for benefit accrual purposes.

Current employees of FNBNY Bancorp who remain employed until the closing date will be eligible to participate in the Bridge Bancorp 401(k) plan on the day after the closing date.  The FNBNY Bancorp 401(k) Plan will be terminated or merged into the Bridge Bancorp 401(k) Plan.

Bridge Bancorp will pay each employee of FNBNY Bancorp who is not otherwise covered by a specific employment, change in control or severance agreement whose employment is terminated (other than for cause) on or within six months following the closing date of the merger severance benefits equal to two weeks of base pay for each full year of service with FNBNY Bancorp, subject to a maximum of 26 weeks and a minimum of four weeks, provided that each individual executes an appropriate release in a form approved by Bridge Bancorp.  In addition, any such severance payments are subject to any required regulatory approvals or satisfaction of conditions in any such regulatory approvals.

Rights of Dissenting Shareholders

Holders of FNBNY Bancorp Class A Common Stock entitled to vote on the adoption of the Merger Agreement have dissenter’s rights to dissent from the Merger and obtain the fair value of their FNBNY Bancorp Class A Common Stock in cash in accordance with the procedures established by New York law.

Sections 623 and 910 of the New York Business Corporation Law provide that if the Merger is consummated, holders of FNBNY Bancorp Class A Common Stock entitled to vote on the adoption of the Merger Agreement who object to the Merger in writing prior to the FNBNY Bancorp special meeting and who follow the procedures specified in Section 623 (summarized below) will have the right to receive cash payment of the fair value of their FNBNY Bancorp Class A Common Stock. A copy of Section 623 and Section 910 of the New York Business Corporation Law is attached as Appendix C. The express procedures of Section 623 must be followed precisely; if they are not, holders of FNBNY Bancorp Class

A Common Stock will lose their right to dissent. As described more fully below, such “fair value” would potentially be determined in judicial proceedings, the result of which cannot be predicted. We cannot assure you that holders of FNBNY Bancorp Class A Common Stock exercising dissenters’ rights will receive consideration equal to or greater than the value of the Bridge Bancorp common stock to be owned by them and/or cash paid to them following completion of the Merger.

The statutory procedures outlined below are complex. What follows is a summary and is qualified in its entirety by reference to the full text of Section 623 and Section 910 of the New York Business Corporation Law. Holders of FNBNY Bancorp Class A Common Stock wishing to exercise their dissenters’ rights should consult their own legal advisors to ensure that they fully and properly comply with the requirements of New York law.

Any holder of FNBNY Bancorp Class A Common Stock who is entitled to vote on the adoption of the Merger Agreement will have the right to receive cash payment of the fair value of his or her FNBNY Bancorp Class A Common Stock and the other rights and benefits provided in Section 623 if such shareholder:

•                  files with FNBNY Bancorp a written objection to the Merger prior to the vote by the holders of FNBNY Bancorp Class A Common Stock on the adoption of the Merger Agreement. The written objection must include:

•                  notice of the holder of Class A Common Stock’s election to dissent;

•                  the holder of Class A Common Stock’s  name and residence address;

•                  the number of shares of FNBNY Bancorp Class A Common Stock as to which the holder of Class A Common Stock dissents; and

•                  a demand for payment of the fair value of such FNBNY Bancorp Class A Common Stock if the Merger is consummated; and

•                  does not vote in favor of the adoption of the Merger Agreement.

A vote against adoption of the Merger Agreement will not satisfy the requirement of filing a written objection. Failure to vote against adoption of the Merger Agreement will not waive a FNBNY Bancorp shareholder’s right to receive payment if the shareholder has filed a written objection in accordance with Section 623 and has not voted in favor of adoption of the Merger Agreement. If a shareholder abstains from voting on adoption of the Merger Agreement, this will not waive his or her dissenter’s rights so long as the appropriate written objection to the Merger is properly and timely filed. Since a signed proxy left blank will be voted for adoption of the Merger Agreement, any FNBNY Bancorp shareholder who wishes to exercise his or her dissenter’s rights must either vote against adoption of the Merger Agreement or abstain. Written objection at this time may not be required from any shareholder to whom FNBNY Bancorp did not give proper notice of the special meeting of FNBNY Bancorp shareholders contemplated by this proxy statement-prospectus.

A holder of FNBNY Bancorp Class A Common Stock may not dissent as to less than all FNBNY Bancorp Class A Common Stock, held of record by him or her, that he or she owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner of Class A Common Stock as to less than all FNBNY Bancorp Class A Common Stock of such owner held of record by the nominee or fiduciary.

All written objections to the Merger and notices of election to dissent should be addressed to:

FNBNY Bancorp, Inc.

538 Broadhollow Road

Melville, New York 11747

Attention: Corporate Secretary

If the Merger Agreement is adopted by holders of FNBNY Bancorp Class A Common Stock, within 10 days after such approval, FNBNY Bancorp will give written notice of the approval by registered mail to each holder of FNBNY Bancorp Class A Common Stock who filed a timely written objection, except for any shareholder who voted in favor of adoption of the Merger Agreement. Any holder of FNBNY Bancorp Class A Common Stock from whom objection was not required and who elects to dissent must file with FNBNY Bancorp, within 20 days after the giving of notice to him or her, a written notice of election to dissent, stating his or her name and residence address, the amount of Class A Common Stock as to which he or she dissents and a demand for payment of the fair value for his or her FNBNY Bancorp Class A Common Stock.

Either at the time of filing of the notice of election to dissent or within one month after the filing of the notice of election to dissent, a dissenting FNBNY Bancorp shareholder must submit the certificates representing his or her dissenting FNBNY Bancorp shares to FNBNY Bancorp, or to its transfer agent, which shall note conspicuously on the certificates that a notice of election has been filed, and will then return the certificate to the shareholder. Any FNBNY Bancorp shareholder who fails to submit his or her certificates for notation within the required time shall, at the option of FNBNY Bancorp upon written notice to such FNBNY Bancorp shareholder within 45 days from the date of filing such notice of election to dissent, lose his or her dissenter’s rights unless a court, for good cause shown, otherwise directs.

Within 15 days after the expiration of the period within which FNBNY Bancorp shareholders may file their notices of election to dissent, or within 15 days after the completion of the Merger, whichever is later (but in no case later than 90 days after FNBNY Bancorp shareholders adopt the Merger Agreement), FNBNY Bancorp will make a written offer by registered mail to each FNBNY Bancorp shareholder who has filed a notice of election to pay for his or her dissenting shares at a specified price which FNBNY Bancorp considers to be their fair value. If the Merger has occurred, FNBNY Bancorp must accompany the offer by an advance payment to each shareholder who has submitted his or her stock certificates of an amount equal to 80% of the amount of the offer. Acceptance of such payment does not constitute a waiver of any dissenters’ rights. The offer must be made at the same price per share to all the dissenting FNBNY Bancorp shareholders. If, within 30 days after the making of an offer, FNBNY Bancorp and any dissenting FNBNY Bancorp shareholders agree on the price to be paid for dissenting shares, the balance of payment for the shares must be made within 60 days after the making of the offer or the completion of the Merger, whichever is later, and upon surrender of the certificates representing such FNBNY Bancorp shares.

If FNBNY Bancorp fails to make an offer to dissenting FNBNY Bancorp shareholders within the 15-day period described above, or if it makes the offer and any dissenting FNBNY Bancorp shareholder fails to agree with FNBNY Bancorp within 30 days thereafter upon the price to be paid for his or her shares, FNBNY Bancorp is required, within 20 days after the expiration of whichever is the applicable of the two periods, to institute a special proceeding in the Supreme Court of the State of New York in the judicial district required by New York corporate law to determine the rights of dissenting FNBNY Bancorp shareholders and to fix the fair value of their shares. If FNBNY Bancorp fails to institute a proceeding within the 20-day period, any dissenting shareholder may institute a proceeding for the same purpose not later than 30 days after the expiration of the 20-day period. If a dissenting shareholder does not institute a proceeding within the 30-day period, all dissenters’ rights are lost unless the court, for good cause shown, otherwise directs.

During each proceeding, the court will determine whether each dissenting shareholder is entitled to receive payment for his or her shares and, if so, will fix the value of such shares as of the close of business on the day prior to the date FNBNY Bancorp shareholders voted to adopt the Merger Agreement, taking into consideration the nature of the transactions giving rise to the shareholder’s right to receive payment for his or her dissenting shares and its effect on FNBNY Bancorp and its shareholders, the concepts and methods then customary in relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. The court will also award interest on such amount to be paid from the completion of the Merger to the date of payment unless the court finds that a FNBNY Bancorp shareholder’s refusal to accept FNBNY Bancorp’ offer of payment was arbitrary, vexatious or otherwise not in good faith. Each party to such proceeding will bear its own costs and expenses unless the court finds the refusal of payment by the FNBNY Bancorp shareholders arbitrary, vexatious or otherwise not in good faith, in which case FNBNY Bancorp’ costs will be assessed against any or all dissenting FNBNY Bancorp shareholders who are party to such proceeding. The court, in its discretion, may also apportion or assess any part of the dissenting FNBNY Bancorp shareholder’s costs against FNBNY Bancorp if it finds that the fair value of the shares as determined materially exceeds the amount which FNBNY Bancorp offered to pay, or that no offer or advance payment was made by FNBNY Bancorp, or that FNBNY Bancorp failed to institute such special proceeding within the specified period, or that the actions of FNBNY Bancorp in complying with its obligations under Section 623 were arbitrary, vexatious or otherwise not in good faith. Within 60 days following the final determination of the applicable proceeding, FNBNY Bancorp shall pay to each dissenting FNBNY Bancorp shareholder the amount found to be due him or her upon the shareholder’s surrender of all certificates representing dissenting shares.

The enforcement by a FNBNY Bancorp shareholder of his or her right to receive payment for shares in accordance with Section 623 excludes the enforcement by such shareholder of any other right to which he or she might otherwise be entitled by virtue of his or her ownership of shares (unless the shareholder withdraws his or her notice of election or the Merger is abandoned), except that the shareholder will retain the right to bring or maintain an appropriate action to obtain relief on the grounds that the Merger will be or is unlawful or fraudulent as to him or her. A FNBNY Bancorp shareholder’s notice of election may be withdrawn at any time prior to his or her acceptance in writing of an offer to purchase his or her dissenting shares by FNBNY Bancorp, but no withdrawal may be made later than 60 days from the completion of the Merger (unless FNBNY Bancorp failed to make a timely offer) without the consent of FNBNY Bancorp.

Interests of Certain Persons in the Merger that are Different From Yours

Share Ownership.  On the record date for the FNBNY Bancorp special meeting, FNBNY Bancorp’s directors and officers owned, in the aggregate, 708,729 shares of FNBNY Bancorp’s common stock, representing approximately 18.7% of the outstanding shares of FNBNY Bancorp common stock.

As described below, certain of FNBNY Bancorp’s officers and directors have interests in the merger that are in addition to, or different from, the interests of FNBNY Bancorp’s shareholders generally.  FNBNY Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.  These interests include payments that may be made (up to an aggregate amount of approximately $1,150,000) pursuant to contractual arrangements in existence before the date of the merger agreement, and are described below:

Change in Control Agreements with FNBNY Bancorp.  FNBNY Bancorp is a party to change in control agreements with William P. Mackey and Stella M. Mendes, which provide that upon an involuntary termination of employment or a voluntary termination of employment for good reason (as defined in the agreements) following a change in control, the officer will be paid a lump sum cash payment equal to two times (i) his or her base salary, (ii) the highest bonus paid to the officer in the prior three years, and (iii) the benefits the officer received under any retirement program during the twelve months prior to the termination date.  In addition, the officer would be entitled to continued group life, medical and dental coverage for two years following termination of employment, with the officer paying his or her share of the employee premiums.

Notwithstanding the foregoing, due to certain regulatory restrictions applicable to First National Bank and FNBNY Bancorp, any payments or provision of benefits to Mr. Mackey and Ms. Mendes under the change in control agreements are prohibited without prior approval from the OCC and the Federal Deposit Insurance Corporation (“FDIC”).

FNBNY Bancorp has filed an application with the OCC and the FDIC requesting approval to make the cash severance payments and provide the continued insurance coverage as provided under the terms of the change in control agreements.  If regulatory approval is received, the cash severance payable under the two change in control agreements is estimated to total approximately $1,150,000.

The following table sets forth the estimated severance benefits to Mr. Mackey and Ms. Mendes under the change in control agreements upon termination of employment, which can only be paid if regulatory approval is received.

Executive	Cash($)	Equity($)	Pension/ NQDC($)	Perquisites/ Benefits($)	Tax Reimbursements($)	Other ($)	Total ($)
William P. Mackey	$574,000	$—	$—	$31,200	$—	$—	$605,600
Stella M. Mendes	$574,000	$—	$—	$31,200	$—	$—	$605,600

Bridge Bancorp and FNBNY Bancorp have entered into acknowledgement and release agreements with Mr. Mackey and Ms. Mendes, which provide that in exchange for the agreement of Bridge Bancorp and FNBNY Bancorp to make a reasonable good faith effort to obtain regulatory approval for payments to be made under the change in control agreements, each officer releases Bridge Bancorp and FNBNY Bancorp from all claims arising from or relating to the regulatory restrictions applicable to the change in control agreements.

Indemnification.  Pursuant to the merger agreement, for a period of six years after the effective time (as defined in the Merger Agreement), Bridge Bancorp shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the effective time, an officer, director or employee of FNBNY Bancorp or an FNBNY Bancorp subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Bridge Bancorp, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FNBNY Bancorp or an FNBNY Bancorp subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the effective time (including, without limitation, the merger), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by FNBNY Bancorp and under FNBNY Bancorp’s Certificate of Incorporation and Bylaws.

Directors’ and Officers’ Insurance.  Bridge Bancorp shall maintain, or shall cause Bridgehampton National Bank to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of FNBNY Bancorp (provided, that Bridge Bancorp may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the effective time.  Bridge Bancorp is not required to spend more than 175% of the annual cost currently incurred by FNBNY Bancorp for its insurance coverage.

Management and Operations of Bridgehampton Bank After the Merger

Upon consummation of the Merger between FNBNY Bancorp and Bridge Bancorp, FNBNY Bancorp will be merged into Bridge Bancorp and its separate existence will cease.  The directors and officers of Bridge Bancorp immediately prior to the Merger will continue to be its directors and officers following completion of the Merger.

Effective Date of the Merger

The parties expect that the Merger will be effective during the first quarter of 2014 or as soon as possible after the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods.  The Merger will be completed legally by the filing of the certificate of Merger with the New York Department of State.  If the Merger is not consummated by July 31, 2014, the Merger Agreement may be terminated by either FNBNY Bancorp or Bridge Bancorp, unless the failure to consummate the Merger by this date is due to the breach by the party seeking to terminate the Merger Agreement of any of its obligations under the Merger Agreement.  See “Conditions to the Merger” below.

Conduct of Business Pending the Merger

The Merger Agreement contains various restrictions on the operations of FNBNY Bancorp before the effective time of the Merger.  In general, the Merger Agreement obligates FNBNY Bancorp to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises.  In addition, FNBNY Bancorp has agreed that, except as expressly contemplated by the Merger Agreement or specified in a schedule to the Merger Agreement, without the prior written consent of Bridge Bancorp, it will not, among other things:

•             change or waive any provision of its Certificate of Incorporation or Bylaws, or appoint a new director to the board of directors;

•             change the number of authorized or issued shares of its capital stock, issue any shares of FNBNY Bancorp common stock, except pursuant to subscription agreements between FNBNY Bancorp and certain of its shareholders, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;

•             enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

•             make application for the opening or closing of any, or open or close any, branch or automated banking facility;

•             grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except as may be required pursuant to prior commitments and severance plans and policies, and pay increases in the ordinary course of business consistent with past practice to non-officer employees;

•             hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $50,000;

•             enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•             materially change any method, practice or principle of accounting, except as may be required from time to time by Generally Accepted Accounting Principles or any bank regulator responsible for regulating FNBNY Bancorp or First National Bank;

•             purchase any equity securities, or purchase any securities other than: (i) Federal Farm Credit obligations or other securities having the full faith and debt of the United States, and (ii) having a face amount of not more than $1.0 million, with a maturity date of three years or less at the date of purchase;

•             except for commitments issued prior to the date of this Agreement which have not yet expired and with respect to certain loans held by First National Bank of New York and identified by the parties, and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), or modify any existing loan, in an amount in excess of $325,000 for a commercial real estate loan or $200,000 for a commercial business loan, or in excess of $325,000 for a residential loan that meets the requirements for sale to Fannie Mae or Freddie Mac.  In addition, the prior approval of Bridge Bancorp is required with respect to the foregoing:  (i) any new loan or credit facility commitment in an amount of $325,000 or greater to any borrower or group of affiliated borrowers whose credit exposure with First National Bank, FNBNY Bancorp or any FNBNY Bancorp Subsidiary, in the aggregate, exceeds $625,000 prior thereto or as a result thereof; (ii) any new loan or credit facility commitment in excess of $325,000 to any person residing, or any property located, outside of the State of New York; (iii) any new loan or loan commitment to any director or executive officer; (iv) any additional loan amount or commitment for additional loan amount, or any term modification, with respect to the Identified Loans; and (v) any modification or addition to the terms or any new loan, loan commitment or credit facility commitment with respect to the loans held by First National Bank of New York and identified by the parties;

•             make any capital expenditures in excess of $15,000 individually or $35,000 in the aggregate, other than pursuant to binding commitments existing on the date of the Merger Agreement and expenditures necessary to maintain existing assets in good repair;

•             purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies; or

•             pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $15,000 individually or $35,000 in the aggregate.

In addition to these covenants, the Merger Agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to cause the Merger to qualify as a tax-free reorganization.

Representations and Warranties

The Merger Agreement contains a number of customary representations and warranties by Bridge Bancorp and FNBNY Bancorp regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger that are customary for a transaction of this kind.  They include, among other things:

•             the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•             the absence of conflicts with and violations of law and various documents, contracts and agreements;

•             the absence of any development materially adverse to the companies;

•             the absence of adverse material litigation;

•             accuracy of reports and financial statements filed with the Securities and Exchange Commission or banking regulators;

•             the accuracy and completeness of the statements of fact made in filings with governmental entities in connection with the Merger Agreement;

•             the existence, performance and legal effect of certain contracts (FNBNY Bancorp only);

•             no violations of law by either company;

•             the filing of tax returns, payment of taxes and other tax matters by either party;

•             labor and employee benefit matters; and

•             compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than those covenants and agreements which by their terms apply in whole or part after the consummation of the Merger, terminate upon the consummation of the Merger.

Conditions to the Merger

The respective obligations of Bridge Bancorp and FNBNY Bancorp to complete the Merger are subject to various conditions prior to the Merger.  The conditions include the following:

•             the receipt of all regulatory approvals and other necessary approvals of governmental entities (other than those the failure of which to obtain would not cause a Material Adverse Effect (as defined in the Merger Agreement)), including the OCC’s and Federal Reserve’s approval of the Merger (or waiver of such requirement) and the expiration of all applicable statutory waiting periods and such approvals do not contain a Burdensome Condition.  This condition has been satisfied;

•             approval of the Merger Agreement by the affirmative vote of the majority of the issued and outstanding shares of Class A Common Stock of FNBNY Bancorp;

•             there must be no statute, rule, regulation, order or decree by which the Merger is restrained or enjoined;

•             there must be no litigation, statute, law, regulation, order or decree by which the Merger is restrained or enjoined;

•             Bridge Bancorp’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•             the shares of Bridge Bancorp common stock to be issued to FNBNY Bancorp shareholders in the Merger must have been approved for listing on the Nasdaq Global Select Market and such shares must be delivered to the exchange agent before the closing date of the transaction;

•             the audited consolidated statement of financial condition as of December 31, 2013 of FNBNY Bancorp has been completed to the extent required under FNBNY Bancorp’s subscription agreement with certain of its shareholders;

•             each of the representations and warranties of FNBNY Bancorp and First National Bank set forth in the Merger Agreement that are qualified as to materiality shall be true and correct, and each of the representations and warranties of FNBNY Bancorp and First National Bank that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (defined as the date and time upon which the certificate of merger is filed with the New York Department of State) (except to the extent such representations and warranties speak as of an earlier date); and FNBNY Bancorp shall have delivered to Bridge Bancorp a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer and FNBNY Bancorp as of the Effective Time;

•             each of the representations and warranties of Bridge Bancorp and Bridgehampton Bank set forth the Merger Agreement that are qualified as to materiality shall be true and correct, and each of the representations and warranties of Bridge Bancorp and Bridgehampton National Bank that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date); and Bridge Bancorp shall have delivered to FNBNY Bancorp a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer and Bridge Bancorp as of the Effective Time;

•             all necessary third party consents shall have been obtained; and

•             holders of no more than 10% of FNBNY Bancorp’s Common Stock duly exercise their right to dissent from approving the Merger and instead demand the fair value of their shares.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so.  Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

FNBNY Bancorp and Bridge Bancorp have agreed to use all reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the Merger.  That includes the approval of the OCC and any approval required from the Federal Reserve under the Bank Holding Company Act.  The OCC approved the Merger on December 4, 2013 and the Federal Reserve has granted a waiver from any requirement to file and obtain approval under the Bank Holding Act.

Bridge Bancorp is not aware of any material governmental approvals or actions that are required prior to the Merger other than those described above.

No Solicitation

Until the Merger is completed or the Merger Agreement is terminated, FNBNY Bancorp has agreed that it, and its officers, employees, directors and representatives will not:

•             initiate, solicit, induce or knowingly encourage any inquiries, offers or proposals to acquire FNBNY Bancorp;

•             participate in any discussions or negotiations regarding any proposal to acquire FNBNY Bancorp, or furnish, or otherwise afford access, to any person any information or data with respect to FNBNY Bancorp or otherwise relating to an acquisition proposal;

•             release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FNBNY Bancorp is a party; or

•             enter into any agreement, agreement in principle, or letter of intent with respect to any proposal to acquire FNBNY Bancorp, or approve or resolve to approve an acquisition proposal.

At any time prior to the FNBNY Bancorp’s special meeting of shareholders, FNBNY Bancorp may, however, furnish information regarding FNBNY Bancorp to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal if:

•                  FNBNY Bancorp’s board of directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such proposal is or is reasonably likely to be superior to the Merger from a financial point-of-view for FNBNY Bancorp’s shareholders;

•                  FNBNY Bancorp notifies Bridge Bancorp within at least one (1) business day prior to such determination; and

•                  FNBNY Bancorp receives a confidentiality agreement from a third party with terms no less favorable to FNBNY Bancorp than the existing confidentiality agreement between FNBNY Bancorp and Bridge Bancorp.

Termination; Amendment; Waiver

The Merger Agreement may be terminated prior to the closing, before or after approval by FNBNY Bancorp’s shareholders, as follows:

•                  by mutual written agreement of Bridge Bancorp and FNBNY Bancorp;

•                  by either Bridge Bancorp or FNBNY Bancorp if the Merger has not occurred on or before July 31, 2014, and such failure to close is not due to the terminating party’s material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement;

•                  by Bridge Bancorp or FNBNY Bancorp if FNBNY Bancorp shareholders do not approve the Merger Agreement and Merger;

•                  by the board of directors of a non-breaching party if the other party (1) breaches any covenants or agreements contained in the Merger Agreement or (2) breaches any representations or warranties contained in the Merger Agreement, in each case if such breach by its nature cannot be cured by July 31, 2014 or has not been cured within thirty days after notice from the terminating party and which breach would cause the failure of conditions to the terminating party’s obligation to close (provided that the terminating party is not then in material breach of the Merger Agreement);

•                  by either party if any required regulatory approvals for consummation of the Merger are not obtained;

•                  by Bridge Bancorp if any required regulatory approval imposes a Burdensome Condition;

•                  by Bridge Bancorp if FNBNY Bancorp receives a superior proposal and the FNBNY Bancorp board of directors enters into an acquisition agreement with respect to a superior proposal and terminates the Merger Agreement or fails to recommend that the shareholders of FNBNY Bancorp approve the Merger Agreement or has withdrawn, modified or changed such recommendation in a manner which is adverse to Bridge Bancorp; or

•                  by FNBNY Bancorp in order to accept a superior proposal, which has been received and considered by FNBNY Bancorp in compliance with the applicable terms of the Merger Agreement.

Under the latter two scenarios described above, if the Merger Agreement is terminated, FNBNY Bancorp shall pay to Bridge Bancorp a fee of $200,000, plus expenses.  This fee would also be payable to Bridge Bancorp if FNBNY Bancorp enters into a Merger Agreement with a third party within twelve months of the termination of the Merger Agreement by Bridge Bancorp, if the termination was due to a willful breach of a representation, warranty, covenant or agreement by FNBNY Bancorp or the failure of the shareholders of FNBNY Bancorp to approve the Merger Agreement after the public disclosure or public awareness that FNBNY Bancorp received a third party acquisition proposal.

The Merger Agreement also provides that FNBNY Bancorp may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective if both of the following conditions are satisfied:

•                  the number obtained by dividing the average of the daily closing price of Bridge Bancorp common stock for the twenty consecutive trading days immediately preceding the Determination Date by $21.97 (the “Bridge Ratio”) is less than 0.80; and

•                  the Bridge Ratio is less than the quotient obtained by dividing the sum of the average of the daily closing prices for the twenty consecutive trading days immediately preceding the Determination Date of a group of 15 financial institution holding companies (the “Final Index Price”) by the average closing price of the above-referenced group of financial institution holding companies on the last trading date immediately preceding the public announcement of the entry into the Merger Agreement (the “Index Price”), minus 0.20 (the “Index Ratio”).

If FNBNY Bancorp elects to exercise its termination right as described above, it must give prompt written notice thereof to Bridge Bancorp.  During the five-day period commencing with its receipt of such notice, Bridge Bancorp shall have the option to increase the consideration to be received by the holders of FNBNY Bancorp common stock by adjusting the Exchange Ratio to the equal the lesser of (i) a quotient, the numerator of which is equal to the product of $21.97, 0.80 and the Exchange Ratio (as then in effect), and the denominator of which is equal to the average of the daily closing prices for shares of Bridge Bancorp common stock for the twenty consecutive full trading days ending on the trading day immediately preceding the Determination Date and (ii) the number obtained by dividing the product of the Index Ratio and the Exchange Ratio (as then in effect) by the Bridge Ratio.  If Bridge Bancorp elects, it shall give, within such five-day period, written notice to FNBNY Bancorp of such election to revise the Exchange Ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).  Because the formula is dependent on the future price of Bridge Bancorp’s common stock and that of the index group, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Bridge Bancorp common stock would be issued to take into account the extent to which the average price of Bridge Bancorp’s common stock exceeded the decline in the average price of the common stock of the index group.

The OCC approved the Merger on December 4, 2013, which is the Determination Date for purposes of the foregoing.  Based on Bridge Bancorp’s stock price, FNBNY Bancorp did not have the right to terminate the Merger Agreement based on the foregoing provisions.

The Merger Agreement may be amended by the parties at any time before or after approval of the Merger Agreement by the FNBNY Bancorp shareholders. However, after such approval, no amendment may be made without their approval if it reduces the amount, value or changes the form of consideration to be delivered to FNBNY Bancorp’s shareholders.

The parties may waive any of their conditions to closing, unless they may not be waived under law.

Fees and Expenses

Bridge Bancorp and FNBNY Bancorp will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the Merger that apply generally to a holder of shares of FNBNY Bancorp who surrenders all of the shareholder’s common stock for shares of Bridge Bancorp common stock and/or cash in the Merger. This discussion is based on the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this proxy statement-prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, the U.S. federal income tax consequences of the Merger to the holders of FNBNY Bancorp shares could differ from those described below.

The discussion assumes that you hold your shares as a capital asset. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of our shares in light of their particular circumstances, nor does it address the U.S. federal income tax consequences to holders of our stock that are subject to special rules under U.S. federal income tax law, including:

•                  dealers in securities or foreign currencies;

•                  tax-exempt organizations;

•                  foreign persons;

•                  financial institutions or insurance companies;

•                  holders who have a “functional currency” other than the U.S. dollar;

•                  holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment;

•                  holders who acquired their shares in connection with employee stock purchase plans or other compensatory transactions;

•                  holders who hold their shares as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction; and

•                  traders in securities that elect to use the mark-to-market method of accounting.

In addition, this discussion does not address any tax consequences of the Merger under foreign, state or local law or U.S. federal estate and gift tax laws. Neither Bridge Bancorp nor FNBNY Bancorp has obtained or sought to obtain a ruling from the Internal Revenue Service (the “IRS”) regarding any matter relating to the Merger and no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion. We urge holders to consult their own tax advisors as to the U.S. federal income tax consequences of the Merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

If any of the assumptions upon which this discussion is based is inconsistent with the actual facts, the tax consequences of the Merger could be adversely affected.  Bridge Bancorp and FNBNY Bancorp intend to treat, and the following discussion assumes that, the Merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

No assurances can be given that the Merger will in fact constitute a reorganization, and the failure of the Merger to constitute a reorganization may have adverse consequences on the FNBNY Bancorp shareholders or Bridge Bancorp.

Exchange of FNBNY Bancorp shares for Bridge Bancorp common stock. Each holder who receives Bridge Bancorp common stock in the merger generally will not recognize gain or loss except to the extent of cash received in lieu of fractional shares and contingent cash consideration, as discussed below.

If no contingent cash consideration is received, a FNBNY Bancorp shareholder who receives solely shares of Bridge Bancorp stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of FNBNY Bancorp common stock will not recognize gain or loss.  The aggregate tax basis of the shares of Bridge Bancorp common stock received by a FNBNY Bancorp shareholder in such exchange will be equal (except for cash received in lieu of fractional shares, as discussed below) to the aggregate basis of the FNBNY Bancorp common stock surrendered in exchange for the Bridge Bancorp common stock.

Holding Period. An FNBNY Bancorp shareholder’s holding period for the shares of Bridge Bancorp common stock that are received in the merger, including any fractional share deemed received and sold as described below, generally will include such holder’s holding period for FNBNY Bancorp shares surrendered in the merger. The amount of Bridge Bancorp common stock received in the merger includes any fractional share of Bridge Bancorp common stock deemed to be received prior to the exchange of such fractional share for cash. See “—Cash Received in Lieu of a Fractional Share” below.

Because these rules are complex, we recommend that each shareholder who may be subject to these rules consult his, her or its own tax advisor.

Cash Received in Lieu of a Fractional Share. FNBNY Bancorp shareholders who receive cash instead of fractional shares of Bridge Bancorp common stock will be treated as having received the fractional shares in the merger and then as having exchanged the fractional shares for cash. These holders will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. The gain or loss will be capital gain or loss, and, generally will be long-term capital gain or loss if the holder has held the shares of FNBNY Bancorp common stock exchanged for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Contingent Cash Consideration Received. Each FNBNY Bancorp shareholder who receives contingent cash consideration generally will treat a portion of such contingent cash consideration as interest and will recognize gain to the extent of the lesser of (i) the remaining amount of contingent cash consideration received by such shareholder and (ii) the total gain realized by such shareholder in the merger (i.e., the excess of the total of the fair market value of Bridge Bancorp stock received by such shareholder in the merger plus any cash payable to such shareholder (other than cash treated as interest) as either contingent cash consideration or in lieu of fractional shares over such shareholder’s adjusted tax basis in FNBNY Bancorp stock immediately prior to the merger). No loss will be recognized in the Merger.  Any shareholder realizing a loss is urged to consult his or her own tax advisor respecting the tax consequences of the merger.  Any gain with respect to contingent cash consideration will be treated either as (i) a dividend to the extent of FNBNY Bancorp earnings and profits or (ii) capital gain and long-term capital gain if the holder has held the shares of FNBNY Bancorp common stock exchanged for more than one year at the effective time of the merger. The determination of whether gain attributable to contingent cash consideration is dividend income or capital gains will depend upon a comparison of the amount of the contingent cash consideration received to the total consideration received by a shareholder in the merger to determine if the contingent cash consideration is “essentially equivalent to a dividend” because it does not represent a significant reduction in the holder’s equity in Bridge Bancorp.  Since the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each FNBNY Bancorp shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Continuity of Proprietary Interest Requirement. One of the requirements that must be satisfied in order for the merger to qualify as a “reorganization” under Section 368(a) of the Code is the continuity of proprietary interest requirement. The merger will satisfy this requirement if FNBNY Bancorp shareholders exchange a substantial portion of the value of their proprietary interest in FNBNY Bancorp for proprietary interests in Bridge Bancorp. The merger should satisfy the continuity of interest requirement if the value of the Bridge Bancorp common stock that FNBNY Bancorp shareholders receive in connection with the merger is equal to at least 40% of the fair market value of the total consideration received in the merger by FNBNY Bancorp shareholders for their shares of FNBNY Bancorp common stock in connection with the merger. It is not entirely clear how such determination is made when a portion of the cash consideration is contingent. If the holders of FNBNY Bancorp common stock receive the maximum amount of the contingent cash consideration that they are entitled to receive pursuant to the merger agreement, the Bridge Bancorp common stock to be issued in the merger will constitute approximately 58% of the total consideration actually received by them in the merger in exchange for their shares of FNBNY Bancorp common stock, although the IRS may use a different method to value the components of the consideration in the Merger.

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder would recognize gain or loss equal to the difference between the sum of the fair market value of the Bridge Bancorp common stock and the total remaining amount of cash received in the merger (including any remaining contingent cash consideration and any cash received in lieu of a fractional share) and such holder’s tax basis in their shares of FNBNY Bancorp common stock surrendered in exchange for the common stock consideration and contingent cash consideration.

Backup Withholding. Absent any legislative change, non-corporate holders of our shares may be subject to information reporting and backup withholding at a rate of 28% on any cash payments received in 2014. Generally, backup withholding will not apply, however, if a holder of our shares:

•                  furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received; or

•                  is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the IRS.

Reporting Requirements. A significant holder of our shares for U.S. federal income tax purposes who receives shares of Bridge Bancorp common stock upon completion of the merger will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a shareholder is a significant holder only if the person owns at least 1% of our outstanding shares or has a basis of $1,000,000 or more in our shares. Such statement must include the holder’s tax basis in and fair market value of our shares surrendered in the merger.

Tax Treatment of Entities. So long as the Merger constitutes a “reorganization” for U.S. federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code, no gain or loss will be recognized by Bridge Bancorp or FNBNY Bancorp as a result of the Merger.

THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

Accounting Treatment

The accounting principles to this transaction as described in Financial Accounting Standards Board Accounting Standards Codification 805-10-05-01 (“ASC 805”) provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: a) identifying the acquirer; b) determining the acquisition date, c) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; and d) recognizing and measuring goodwill or a gain from a bargain purchase.

The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Bridge Bancorp will record at fair value the identifiable assets acquired and the liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

Stock Value and Dividend Information

FNBNY Bancorp common stock is not traded on any exchange and is owned by approximately 49 shareholders of record.  As of the Record Date, there were 4,989,832 shares of FNBNY Bancorp common stock issued and outstanding.  FNBNY Bancorp has not issued any shares of its common stock since the Record Date, and has not been advised of, nor amended its books and records to reflect, any private transfers of its stock.  FNBNY Bancorp has never paid a dividend.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Bridge Bancorp and FNBNY Bancorp are each incorporated under the laws of the State of New York.  As a result of the Merger, FNBNY Bancorp shareholders will become shareholders of Bridge Bancorp.  Thus, following the Merger, the rights of FNBNY Bancorp shareholders who become Bridge Bancorp shareholders in the Merger will be governed by the laws of the State of New York and will also then be governed by the Bridge Bancorp certificate of incorporation and the Bridge Bancorp bylaws.  The Bridge Bancorp certificate of incorporation and bylaws will be unaltered by the Merger.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of a Bridge Bancorp shareholder under the Bridge Bancorp certificate of incorporation, Bridge Bancorp bylaws, and New York corporate law (right column) and the rights of a shareholder under the FNBNY Bancorp certificate of incorporation, FNBNY Bancorp bylaws and New York corporate law (left column).  The summary set forth below is not intended to provide a comprehensive summary of New York law or of each company’s governing documents.  This summary is qualified in its entirety by reference to the full text of the Bridge Bancorp certificate of incorporation and Bridge Bancorp bylaws, and the FNBNY Bancorp certificate of incorporation and FNBNY Bancorp bylaws.  Copies of the governing corporate instruments delivered, are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page i.

FNBNY BANCORP, INC.	BRIDGE BANCORP, INC.

CAPITAL STOCK

Authorized Capital. 40 million shares of common stock, par value $0.01 per share, of which 20 million shares are designated “Class A Common Stock” and 20 million shares are designated “Class B Common Stock,” and 5,000 shares of preferred stock, par value $0.01. As of September 30, 2013 there were 3,784,497 shares of FNBNY Bancorp Class A common stock and 1,205,335 shares of FNBNY Bancorp Class B common stock issued and outstanding.

Authorized Capital. 20 million shares of common stock par value $0.01 per share, 2 million shares of preferred stock, par value $0.01 per share. As of November 5, 2013, there were 11,175,571 shares of Bridge Bancorp common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Preferred Stock. Bridge Bancorp’s certificate of incorporation authorize the board of directors, without further shareholder action, to issue up to 2 million shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

BOARD OF DIRECTORS

Number of Directors. Such number as is fixed by the board of directors from time to time. FNBNY Bancorp currently has nine directors.

Number of Directors. The Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) persons, the exact number to be fixed and determined from time to time by resolution of a majority of the Bridge Bancorp Board of Directors. Bridge Bancorp currently has ten directors.

Classification of Directors. FNBNY Bancorp’s Certificate of Incorporation does not include a provision related to the classification of directors. Each director is elected each year at the annual meeting of shareholders.

Classification of Directors. Bridge Bancorp’s Certificate of Incorporation provides for a classified board to which approximately one-third of its Board of Directors is elected each year at the annual meeting of shareholders.

Vacancies and Newly Created Directorships. Filled by a majority vote of the directors then in office, even if less than a quorum or by a sole remaining director. The person who fills any such vacancy holds office until the next annual meeting of shareholders.

Vacancies and Newly Created Directorships. Filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.

Qualification of Directors. FNBNY Bancorp does not have enumerated qualifications for directors.

Qualification of Directors. Every director must be a shareholder of Bridge Bancorp. No person shall be eligible to be newly elected or appointed as a director if he attains the age of 75 on or prior to the date of his election.

VOTING RIGHTS

Election of Directors. At all meetings of shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect the director.

Election of Directors. At all meetings of shareholders for the election of directors, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

PRE-EMPTIVE RIGHTS

FNBNY Bancorp’s shareholders do not have pre-emptive rights.	Bridge Bancorp’s shareholders do not have pre-emptive rights.

SPECIAL MEETINGS

Special Meetings of the Board. Special meetings of the board of directors may be called by direction of the President, the Chairman of the Board of Directors, or at the request of any two members of the Board of Directors on three days’ notice to each director.

Special Meetings of the Board. Special meetings of the board of directors may be called by the President, the Executive Vice President or at the request of three or more members of the board of directors.

Special Meetings of the Shareholders. Special meetings may be called at any time by the President, the Board of Directors, or the holders of a majority of the outstanding shares of FNBNY Bancorp’s Class A Common Stock entitled to vote at the meeting.

Special Meetings of the Shareholders. Special meetings of the shareholders may be called by a resolution adopted by the board of directors.

DESCRIPTION OF CAPITAL STOCK OF BRIDGE BANCORP, INC.

Bridge Bancorp is authorized to issue 22,000,000 shares of capital stock, 20,000,000 of which are shares of common stock, par value of $0.01 per share, and 2,000,000 of which are shares of preferred stock, par value of $0.01 per share. As of November 5, 2013, Bridge Bancorp had 11,175,571 shares of common stock outstanding, and no shares of preferred stock outstanding.

Description of Common Stock

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Dividends

The holders of Bridge Bancorp common stock are entitled to receive and share equally in such dividends, if any, declared by the board of directors out of funds legally available therefor.  Under the New York Business Corporation Law, Bridge Bancorp may pay dividends on its outstanding shares except when Bridge Bancorp is insolvent or would be made insolvent by the dividend. In addition, Bridge Bancorp may pay dividends out of surplus only, so that its net assets remaining after such payment shall at least equal the amount of stated capital. If Bridge Bancorp issues preferred stock, the holders thereof may have a priority over the holders of Bridge Bancorp common stock with respect to dividends.

Voting Rights

The holders of Bridge Bancorp’s common stock are generally entitled to one vote per share. Holders of Bridge Bancorp’s common stock are not entitled to cumulate their votes in the election of directors.

Liquidation

In the event of Bridge Bancorp’s liquidation, dissolution or winding up, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities and the holders of any preferred stock, all of its assets available for distribution.

No Preemptive or Redemption Rights

Holders of Bridge Bancorp’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Description of Preferred Stock

Bridge Bancorp’s certificate of incorporation permits the board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The board of directors can fix the number of shares to be included in each such series, and the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Therefore, without shareholder approval, Bridge Bancorp’s board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of Bridge Bancorp’s preferred stock is currently outstanding.

CERTAIN PROVISIONS OF BRIDGE BANCORP, INC.’S
CERTIFICATE OF INCORPORATION AND BYLAWS

The following discussion is a general summary of the material provisions of Bridge Bancorp’s certificate of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Bridge Bancorp’s certificate of incorporation and bylaws, reference should be made in each case to the document in question.  See “Where You Can Find More Information” as to how to review a copy of these documents.

Provisions in Bridge Bancorp’s Certificate of Incorporation, Bylaws and Federal Law Affecting Bridge Bancorp’s Shareholders

Bridge Bancorp’s certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Bridge Bancorp board of directors or management more difficult. Such provisions include, among others, the requirement of a supermajority vote of shareholders to approve certain business combinations and other corporate actions, special procedural rules for certain business combinations, a classified board of directors, restrictions on the calling of special meetings of shareholders that do not provide for the calling of special meetings by the shareholders, and a provision in its certificate of incorporation allowing the board of directors to oppose a tender or other offer for the Bridge Bancorp securities, including through the issuance of authorized but unissued securities or treasury stock or granting stock options, based on a wide range of considerations. The foregoing is qualified in its entirety by reference to Bridge Bancorp’s certificate of incorporation and bylaws, both of which are on file with the SEC.

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Bridge Bancorp. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of Bridge Bancorp’s voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Bridge Bancorp, could constitute acquisition of control of the bank holding company.

Directors. The board of directors is divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of Bridge Bancorp’s board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Restrictions on Call of Special Meetings.  The certificate of incorporation and bylaws provide that special meetings of shareholders can be called only by the board of directors.  Shareholders are not authorized to call a special meeting of shareholders.

Authorized but Unissued Shares.  Bridge Bancorp has authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of Bridge Bancorp, Inc.”  The certificate of incorporation authorizes 2,000,000 shares of serial preferred stock.  Bridge Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of Bridge Bancorp that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock, therefore may be to deter a future attempt to gain control of Bridge Bancorp.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Certificate of Incorporation and Bylaws.  Amendments to the certificate of incorporation must be approved by at least 75% of the outstanding voting stock is generally required to amend the following provisions:

(i)            The granting of preemptive rights to the holders of any class of capital stock;

(ii)           The ability of the board of directors to oppose a tender or other offer for the securities of Bridge Bancorp under certain circumstances;

(iii)          The ability of the board of directors to evaluate require a super-majority vote to limit purchase or otherwise acquire Bridge Bancorp; and

(iv)          The limitation on the liability of directors.

The bylaws may be amended by the affirmative vote of a majority of the directors of Bridge Bancorp.

Change of Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a national bank unless the OCC has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. Similarly, no person may acquire control of the parent bank holding company of a national bank unless the Federal Reserve has been given 60 days prior written notice and has not issued a notice disapproving of the proposal acquisition.

Control, as defined under federal law, means ownership, control of or holding with power to vote 25% or more of any class of voting stock.  Acquisition of more than 10% of any class, subject to rebuttal, of a bank’s or bank holding company’s voting securities is presumed to constitute control if the securities are registered under the Securities Exchange Act of 1934 or no other person will hold a greater percentage of that class of voting securities after the acquisition.

An acquisition of control may be disapproved if the regulators find, among other things, that:

1.                                      the acquisition would result in a monopoly or substantially lessen competition;

2.                                      the financial condition of the acquiring person or the financial prospects of the institution is such as might jeopardize the financial stability of the institution or prejudice the interests of depositors;

3.                                      the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person, or

4.                                      the proposed acquisition would result in an adverse effect on the Deposit Insurance Fund.  If a company or existing bank holding seeks to acquire control of a national bank or bank holding company, filings must be made under the Bank Holding Company Act and the Federal Reserve Board must issue its approval of the transaction prior to its consummation.  The standards reviewed by the Federal Reserve Board in such a case are similar to those referenced above.

EXPERTS

The consolidated balance sheets of Bridge Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, included in its Annual Report on Form 10-K for the year ended December 31, 2012, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the Bridge Bancorp common stock to be issued in the Merger will be passed upon for by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Bridge Bancorp.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the Merger Agreement at the time of the special meeting, the Merger Agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies.  In order to allow proxies that have been received by FNBNY Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, FNBNY Bancorp has submitted the question of adjournment to its shareholders as a separate matter for their consideration.  The board of directors of FNBNY Bancorp unanimously recommends that shareholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF
FNBNY BANCORP COMMON STOCK

The following tables set forth, to the best knowledge and belief of FNBNY Bancorp, certain information regarding the beneficial ownership of the FNBNY Bancorp common stock as of January 14, 2014 by (i) each director and certain named executive officers of FNBNY Bancorp and all of FNBNY Bancorp’s directors and executive officers as a group and (ii) by each person known to FNBNY Bancorp to be the beneficial owner of more than 5% of the outstanding FNBNY Bancorp common stock.

Security Ownership of Directors and Executive Officers

Direct and indirect ownership of common stock by each of the directors, the executive officer and by all executive officers as a group is set forth in the following table as of January 14, 2014, together with the percentage of total shares outstanding represented by such ownership.  For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Exchange Act, under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he or she has the right to acquire the beneficial ownership of the security within 60 days.

	Number of shares beneficially owned of Class A Common Stock	Percentage of total class	Number of shares beneficially owned of Class B Common Stock	Percentage of total class	Number of shares beneficially owned of total common stock	Percentage of total class
Paul Guenther(1)	1,319,632	34.9%	—	0.0%	1,319,632	26.4%
Ronald Krolick(1)	1,314,813	34.7%	—	0.0%	1,314,813	26.3%
Michael Del Giudice(1)	1,294,813	34.2%	—	0.0%	1,294,813	25.9%
David Ledy	259,067	6.8%	—	0.0%	259,067	5.2%
Joseph Mancino(2)	101,000	2.7%	—	0.0%	101,000	2.0%
William Mackey(3)	75,000	2.0%	—	0.0%	75,000	1.5%
Robert Catell	35,907	0.9%	—	0.0%	35,907	0.7%
Lisa Rosenblum(4)	35,000	0.9%	—	0.0%	35,000	0.7%
Stella Mendes	15,000	0.4%	—	0.0%	15,000	0.3%
John Stewart	2,500	0.1%	—	0.0%	2,500	0.1%
Judith Byrd	100	0.0%	—	0.0%	100	0.0%

All Directors and Executive Officers as a group (11 persons)	1,926,833	50.9%	—	0.0%	1,926,833	38.6%

(1)         Includes 1,263,000 shares of Class A common stock owned by Modern Capital Holdings, a limited partnership, of which Messrs. Del Giudice, Guenther and Krolick are Managing Partners.

(2)         Includes 75,000 shares of Class A common stock owned by estate of which Mr. Mancino is the Executor.

(3)         Includes 50,000 shares jointly held with his spouse.

(4)         Includes 35,000 shares jointly held with Sonya Starr.

Security Ownership of Certain Beneficial Owners

The following sets forth certain information concerning each person known to FNBNY Bancorp who may be considered a beneficial owner of more than 5% of the outstanding shares of FNBNY Bancorp common stock as of January 14, 2014.

	Number of shares beneficially owned of Class A common stock	Percentage of total class	Number of shares beneficially owned of Class B common stock	Percentage of total class	Number of shares beneficially owned of total common stock	Percentage of total class

Modern Capital Holdings, LLC 152 W. 57th Street, 52nd floor New York, N.Y. 10019	1,263,000	33.4%	—	0.0%	1,263,000	25.3%

Kinetic Holdings LLC 122 5th Avenue, 10th floor New York, N.Y. 10011	374,665	9.9%	1,205,335	100.0%	1,580,000	31.7%

David M. Ledy 90 Franklin Street, 12th floor New York, N.Y. 10013	259,067	6.8%	—	0.0%	259,067	5.2%

Classic Auto, LLC 3860 N. Palmer Street Milwaukee, WI 53212	207,254	5.5%	—	0.0%	207,254	4.2%

OTHER MATTERS

As of the date of this document, the FNBNY Bancorp board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.  However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting.  However, no proxy that is voted against the Merger Agreement will be voted in favor of any adjournment or postponement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows Bridge Bancorp to incorporate certain information into this document by reference to other information that has been filed with the Securities and Exchange Commission.  The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the Securities and Exchange Commission by Bridge Bancorp (File No. 001-34096):

•                  Annual Report on Form 10-K for the year ended December 31, 2012;

•                  Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•                  Quarterly Report on Form 10-Q for the quarter ended June 30, 2013;

•                  Quarterly Report on Form 10-Q for the quarter ended September 30, 2013;

•                  Current Reports on Form 8-K filed on April 4, 2013, April 25, 2013, May 2, 2013, May 6, 2013, June 4, 2013, July 3, 2013, July 25, 2013, August 23, 2013, September 13, 2013, September 30, 2013, October 1, 2013, October 3, 2013, October 4, 2013, October 8, 2013, October 25, 2013, November 4, 2013, and January 6, 2014 (other than information furnished under Items 2.02 or 7.01 of Form 8-K); and

•                  The description of Bridge Bancorp common stock set forth in the registration statement on Form 8-A (001-34096) filed pursuant to Section 12 of the Securities Exchange Act, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, Bridge Bancorp is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this document and prior to the date of the special meeting of FNBNY Bancorp shareholders.

Neither Bridge Bancorp nor FNBNY Bancorp has authorized anyone to give any information or make any representation about the Merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of Bridge Bancorp and FNBNY Bancorp; (ii) statements about the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (iii) statements about Bridge Bancorp’s respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Bridge Bancorp’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond its control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•                  general economic conditions in the areas in which Bridge Bancorp operates;

•                  Bridge Bancorp’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•                  the growth opportunities and cost savings from the Merger may not be fully realized or may take longer to realize than expected;

•                  the risk that the Merger Agreement may be terminated in certain circumstances which would require FNBNY Bancorp to pay Bridge Bancorp a termination fee of $200,000;

•                  operating costs, customer losses and business disruption following the Merger, including adverse effects of relationships with employees, may be greater than expected;

•                  governmental approvals of the Merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger;

•                  adverse governmental or regulatory policies may be enacted;

•                  the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•                  the risks associated with continued diversification of assets and adverse changes to credit quality;

•                  competition from other financial services companies in Bridge Bancorp’s markets; and

•                  the risk that the continuing economic slowdown could adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Bridge Bancorp’s respective reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on Bridge Bancorp’s behalf are expressly qualified in their entirety by the cautionary statements above.  Neither of us undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BRIDGE BANCORP, INC.

AND

FNBNY BANCORP, INC.

DATED AS OF SEPTEMBER 27, 2013

Exhibit A	Form of Voting Agreement for FNBNY Directors and Executive Officers
Exhibit B	Form of Voting Agreement For Modern Capital Holdings LLC
Exhibit C	Form of Bank Merger Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 27, 2013, by and between Bridge Bancorp, Inc., a New York corporation (“Bridge Bancorp”), and FNBNY Bancorp, Inc., a New York corporation (“FNBNY”), formed as Madison National Bancorp, Inc.

WHEREAS, the Board of Directors of each of Bridge Bancorp and FNBNY (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders and (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, FNBNY will merge with and into Bridge Bancorp (the “Merger”), and immediately thereafter First National Bank of New York, a national banking association and wholly owned subsidiary of FNBNY (“First National Bank”), will be merged with and into The Bridgehampton National Bank, a national banking association and wholly owned subsidiary of Bridge Bancorp (“Bridgehampton National Bank”); and

WHEREAS, as a condition to the willingness of Bridge Bancorp to enter into this Agreement, each of the directors and executive officers of FNBNY, and Modern Capital Holdings LLC (“Modern Capital”), have entered into a Voting Agreement, substantially in the form of Exhibits A (directors and executive officers) and B (Modern Capital) hereto, dated as of the date hereof, with Bridge Bancorp (the “Voting Agreements”), pursuant to which each such director and Modern Capital has agreed, among other things, to vote all shares of common stock of FNBNY owned by such person or entity in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreements; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1.                            Certain Definitions.

As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, references to Articles and Sections refer to Articles and Sections of this Agreement).

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Aggregate Bridge Bancorp Shares” shall have the meaning set forth in Section 3.1.3(c).

“Agreement” means this agreement, and any amendment hereto.

“Applications” means the applications for regulatory approval that are required by the transactions contemplated hereby.

“Bank Merger” shall mean the merger of First National Bank with and into Bridgehampton National Bank, with Bridgehampton National Bank as the surviving institution, which merger shall occur immediately following the Merger.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OCC and the FRB, which regulates Bridge Bancorp, Bridgehampton National Bank, FNBNY or First National Bank, as the case may be.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Bridgehampton National Bank” shall mean The Bridgehampton National Bank, a national banking association, with its principal offices located at 2200 Montauk Highway, Bridgehampton, New York, 11932 which is a wholly owned subsidiary of Bridge Bancorp.

“Bridge Bancorp” shall mean Bridge Bancorp, Inc., a New York corporation, with its principal executive offices located at 2200 Montauk Highway, Bridgehampton, New York, 11932.

“Bridge Bancorp Closing Price” shall mean, as of any date, the average of the closing sales price of a share of Bridge Bancorp Common Stock, as reported on Nasdaq for the thirty (30) consecutive trading days ending on the second trading day preceding the date as of which the Bridge Bancorp Closing Price is determined.

“Bridge Bancorp Common Stock” shall mean the common stock, par value $.01 per share, of Bridge Bancorp.

“Bridge Compensation and Benefit Plans” has the meaning set forth in Section 5.12.

“Bridge Bancorp Disclosure Schedule” shall mean a written disclosure schedule delivered by Bridge Bancorp to FNBNY specifically referring to the appropriate section of this Agreement.

“Bridge Bancorp Financial Statements” shall mean the (i) the audited consolidated balance sheets (including related notes and schedules) of Bridge Bancorp as of December 31, 2012 and 2011 and the consolidated statements of income, comprehensive income, stockholders’ equity and cash flows (including related notes and schedules, if any) of Bridge Bancorp and subsidiaries for each of the three years ended December 31, 2012, 2011 and 2010, as set forth in Bridge Bancorp’s annual report for the year ended December 31, 2012, and (ii) the unaudited interim consolidated financial statements of Bridge Bancorp as of the end of and for the period ending each calendar quarter following December 31, 2012, and for the periods then ended, as filed by Bridge Bancorp in its Securities Documents.

“Bridge Bancorp Stock Benefit Plan” shall mean the Bridge Bancorp, Inc. 2012 Stock-Based Incentive Plan.

“Bridge Bancorp Subsidiary” means any entity, of which twenty-five percent (25%) or more of the capital stock is owned, either directly or indirectly, by Bridge Bancorp or Bridgehampton National Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of Bridgehampton National Bank.

“Burdensome Condition” has the meaning set forth in Section 8.3.

“Certificate” shall mean certificates evidencing shares of FNBNY Common Stock.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Closing Date FNBNY Shares” shall have the meaning set forth in Section 3.1.3(b).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreements referred to in Section 12.1 of this Agreement.

“Dissenting Shares” shall have the meaning set forth in Section 3.1.4.

“Dissenting Shareholder” shall have the meaning set forth in Section 3.1.4.

“Distribution Dates” shall have the meaning set forth in Section 3.1.3(d).

“Effective Time” shall mean the date and time specified pursuant to Section 2.2 hereof as the effective time of the Merger.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean Registrar & Transfer Company, or such other bank or trust company or other agent designated by Bridge Bancorp, and reasonably acceptable to FNBNY, which shall act as agent for Bridge Bancorp in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.2.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of New York.

“First National Bank” shall mean First National Bank of New York, a national banking association, with its principal offices located at 2222 Merrick Road, Merrick, New York, 11566, which is a wholly owned subsidiary of FNBNY.

“FNBNY” shall mean FNBNY Bancorp, Inc., a New York corporation, with its principal executive offices located at 538 Broadhollow Road, Melville, New York, 11747.

“FNBNY Common Stock” shall have the meaning set forth in Section 4.3.1.

“FNBNY Class A Common Stock” shall have the meaning set forth in Section 4.3.1.

“FNBNY Class B Common Stock” shall have the meaning set forth in Section 4.3.1.

“FNBNY Disclosure Schedule” shall mean a written disclosure schedule delivered by FNBNY to Bridge Bancorp specifically referring to the appropriate section of this Agreement.

“FNBNY Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of FNBNY and Subsidiary as of December 31, 2012 and the consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of FNBNY and Subsidiary for the year ended December 31, 2012, and (ii) the unaudited interim consolidated financial statements of FNBNY and Subsidiary as of the end of and for the period ending each calendar quarter following December 31, 2012 (and for the periods then ended), through the Closing Date.

“FNBNY Preferred Stock” shall have the meaning set forth in Section 4.3

“FNBNY Recommendation” shall have the meaning set forth in Section 8.1.

“FNBNY Regulatory Agreement” shall have the meaning set forth in Section 4.11..3.

“FNBNY Regulatory Reports” means the call reports, including any accompanying schedules, as filed by First National Bank with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2012 through the Closing Date, and all other reports and filings submitted by First National Bank or FNBNY to a Bank Regulator from September 30, 2011 through the Closing Date and permitted to be shared with third parties.

“FNBNY Shareholders Meeting” shall have the meaning set forth in Section 8.1.

“FNBNY Subsidiary” means any entity, of which more than twenty-five percent (25%) or more of the capital stock is owned, either directly or indirectly, by FNBNY or First National Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of First National Bank.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied with prior practice.

“Governmental Entity” shall mean any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“Identified Loans” shall have the meaning set forth in Section 3.1.3(c).

“Identified Loan Account” shall have the meaning set forth in Section 3.1.3(d).

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should have been known after due inquiry by, as to Bridge Bancorp the executive officers (as defined in Rule 3b-7 under the Exchange Act), and as to FNBNY, by those persons set forth in FNBNY Disclosure Schedule 1.1, and in each case includes any facts, matters or circumstances set forth in any written notice from any Bank Regulator or any other material written notice received by such Person.

“Material Adverse Effect” shall mean, with respect to Bridge Bancorp or FNBNY, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole, or FNBNY and the FNBNY Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either FNBNY, on the one hand, or Bridge Bancorp, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, or (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties or any of their Subsidiaries.

“Material Contracts” shall have the meaning set forth in Section 4.8.3.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Merger” shall have the meaning set forth in the preamble.

“Merger Consideration” shall mean the fraction of a share of Bridge Bancorp Common Stock to be issued for each share of FNBNY Common Stock issued and outstanding as of the Closing Date, plus any Recoveries distributed in cash as set forth in paragraph (B) of the definition of Recoveries in Section 3.1.3(c), and any Post-Closing Additional Consideration, all as set forth in Section 3.1.3.

“Merger Prospectus” shall have the meaning set forth in Section 8.2.1.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Bridge Bancorp Common Stock to be offered to holders of FNBNY Common Stock in connection with the Merger.

“Nasdaq” shall mean the Nasdaq Global Select Market.

“OCC” shall mean the Office of the Comptroller of the Currency.

“OCC Agreement” shall mean the formal written Agreement by and between First National Bank (formerly Madison National Bank) and the Comptroller of the Currency entered into as of June 11, 2010.

“NYBCL” shall mean the New York Business Corporation Law.

“PBGC” shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” shall have the meaning set forth in Section 4.12.2.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Post-Closing Additional Consideration” shall have the meaning set forth in Section 3.1.3(d).

“Pre-Closing Additional Consideration” shall have the meaning set forth in Section 3.1.3(c).

“Recoveries” shall have the meaning set forth in Section 3.1.3(c).

“Regulatory Approvals” means the approval of any Bank Regulator that is necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Rights” shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Documents” shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust

Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Specified Shareholders” shall have the meaning set forth in Section 3.1.3(d).

“Subscription Agreements” shall have the meaning set forth in Section 4.3 hereof.

“Surviving Corporation” shall have the meaning set forth in Section 2.1 hereof.

“Termination Date” shall mean July 31, 2014.

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II
THE MERGER

2.1.         Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) FNBNY shall merge with and into Bridge Bancorp, with Bridge Bancorp as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of FNBNY shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of FNBNY shall be vested in and assumed by Bridge Bancorp.  As part of the Merger, each share of FNBNY Common Stock (other than Treasury Stock and Dissenting Shares) will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III hereof.  Immediately after the Merger, First National Bank shall merge with and into Bridgehampton National Bank, with Bridgehampton National Bank as the resulting or surviving corporation.

2.2.         Effective Time.

The closing (“Closing”) shall be that date and time (the “Closing Date”) selected by Bridge Bancorp upon no less than two business days written notice to FNBNY, and shall occur no later than the close of business on the fifth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the parties.  The Merger shall be effected by the filing of Certificate of Merger with the New York Department of State on the Closing Date, in accordance with the NYBCL.  The “Effective Time” means the date and time upon which the certificate of merger is filed with the New York Department of State, or as otherwise stated in the certificate of merger, in accordance with the NYBCL.

2.3.         Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and Bylaws of Bridge Bancorp as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4.         Directors and Officers of Surviving Corporation.

The directors and officers of Bridge Bancorp immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

2.5.         Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the NYBCL.

2.6.         Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.  From and after the date of this Agreement and until the Closing, each party hereto shall use its best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.  Following the Closing, neither Bridge Bancorp, nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

2.7.         Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Bridge Bancorp shall be entitled to revise the structure of the Merger and the Bank Merger, by merging FNBNY with a wholly-owned subsidiary of Bridge Bancorp, immediately followed by the merger of FNBNY into Bridge Bancorp, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement (ii) there are no adverse Federal or state income tax or other adverse tax consequences to FNBNY shareholders as a result of the modification; (iii) the consideration to be paid to the holders of FNBNY Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; (iv) such modification will not delay or jeopardize the receipt of Regulatory Approvals or other consents and approvals relating to the consummation of the Merger and the Bank Merger, otherwise delay or jeopardize the satisfaction of any condition to Closing set forth in Article IX or otherwise adversely affect FNBNY or the holders of FNBNY Common Stock; and (v) such modification will not require any restructuring of FNBNY or its Affiliates.  The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.8.         Bank Merger.

Bridge Bancorp and FNBNY shall use their reasonable best efforts to cause the Bank Merger to occur immediately after the Effective Time.  In addition, following the execution and delivery of this Agreement, Bridge Bancorp will cause Bridgehampton National Bank, and FNBNY will cause First National Bank, to execute and deliver the Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit C.

2.9.         Additional Actions.

If, at any time after the Effective Time, Bridge Bancorp shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Bridge Bancorp its right, title or interest in, to or under any of the rights, properties or assets of FNBNY or First National Bank, or (ii) otherwise carry out the purposes of this Agreement, FNBNY and its officers and directors shall be deemed to have granted to Bridge Bancorp an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Bridge Bancorp its right, title or interest in, to or under any of the rights, properties or assets of FNBNY or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the Bridge Bancorp are authorized in the name of FNBNY or otherwise to take any and all such action.

ARTICLE III
CONVERSION OF SHARES

3.1.         Conversion of FNBNY Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of Bridge Bancorp, FNBNY or the holders of any of the shares of FNBNY Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1.     Each share of Bridge Bancorp Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2.     All shares of FNBNY Common Stock held in the treasury of FNBNY and each share of FNBNY Common Stock owned by Bridge Bancorp prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Treasury Stock”) shall, at the Effective Time, cease to exist, and such shares, including any Certificates therefor, shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3.(a)    Subject to the foregoing provisions of this Section 3.1, each outstanding share of FNBNY Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall become and be converted into the right to receive the Merger Consideration, as set forth in this Section 3.1.3.

(b)           The Merger Consideration shall be a fraction (the “Exchange Ratio”) of a share of Bridge Bancorp Common Stock, determined by dividing the Aggregate Bridge Bancorp Shares (as defined below) by the number of shares of FNBNY Common Stock issued and outstanding as of the Closing Date (the “Closing Date FNBNY Shares”), plus any Post-Closing Additional Consideration as set forth in (d) below.  The Closing Date FNBNY Shares shall equal 4,989,831 shares of FNBNY Common Stock plus that number of additional shares of FNBNY Common Stock issuable pursuant to the Subscription Agreements.

(c)           Bridge Bancorp shall issue an aggregate of 244,110 shares of Bridge Bancorp Common Stock as a result of the Merger, subject to any adjustment as described in the next sentence (the “Aggregate Bridge Bancorp Shares”). The Aggregate Bridge Bancorp Shares shall be (1) increased by that number as shall equal (i) the dollar amount of any Recoveries relating to the loans identified on FNBNY Disclosure Schedule 3.1.3(b) (the “Identified Loans”), (ii) divided by $21.5067 (which is referred to as the “Pre-Closing Additional Consideration”), and (2) decreased by that number as shall be equal, on a dollar for dollar basis, (i) the amount that the recovery of insurance proceeds by the Closing on the matter referred to in FNBNY Disclosure Schedule 3.1.3(c) is less than $350,000, (ii) divided by $21.5067. For purposes of this Section 3.1.3(c), Recoveries shall mean (i) aggregate cash payments of principal and interest, including payments (A) resulting from non-recourse sales of the Identified Loans the proceeds of which are received ten business days prior to the Closing Date, and (B) from funds held in trust, escrow or a similar vehicle prior to the Closing Date, the final and undisputed realization of which require only ministerial actions by Bridge Bancorp after the Closing Date (provided that any funds qualifying under this subsection (B) shall be paid pro rata in cash, rather than in Bridge Bancorp Common Stock, to the Specified Shareholders following the Closing upon the completion of the ministerial acts and the realization of payments), less (ii) all out of pocket costs and expenses and any other disbursements directly and primarily relating to the administration of the Identified Loans (including without limitation, real estate taxes and other property maintenance expenses paid and professional fees) from the date of this Agreement to the date that is ten (10) business days preceding the Closing Date.  FNBNY shall provide a detailed schedule of Recoveries (including costs and expenses stipulated in (ii) above) within 5 business days of every month end prior to the Closing Date.  If any amount set forth in this schedule is disputed in good faith by Bridge Bancorp and not resolved prior to the Effective Time, such amount(s) shall not constitute Pre-Closing Additional Consideration and the dispute shall be resolved by an accounting firm mutually agreed upon by the parties (the cost of which shall be equally shared).  Any amount that is determined by such accounting firm to have been Additional Consideration shall be included as Post-Closing Additional Consideration (as defined below).

(d)           On the Closing Date, Bridge Bancorp shall establish an account at Bridgehampton National Bank (the “Identified Loan Account”) in which any principal and interest payments received (and not accounted for in Section 3.1.3(c)) on the Identified Loans shall be deposited.  Bridge Bancorp shall also maintain records of all direct out of pocket expenses incurred and primarily relating to the administration of the Identified Loans.  Not more than thirty (30) days following each of the first two anniversary dates of the Closing Date (the “Distribution Dates”), Bridge Bancorp shall distribute from the Identified Loan Account to those holders of FNBNY Common Stock of record at the Effective Time who are not Dissenting Shareholders (the “Specified Shareholders”), a pro rata cash payment equal to sixty percent

(60%) of any Recoveries during the year preceding the anniversary date (the “Post-Closing Additional Consideration”). If there is no payment due Specified Shareholders as of the Distribution Dates, Bridge Bancorp shall so inform the Specified Shareholders.  Following the second Distribution Date, there shall be no further obligation with respect to the Identified Loans and no further distributions to Specified Shareholders.  Bridge Bancorp shall maintain records of Recoveries (including costs and expenses) during this two year period, and provided that Bridge Bancorp provides Specified Shareholders with an explanation of the status of the Identified Loans and any Recoveries, Bridge Bancorp shall have no further liability or obligation with respect to the Specified Shareholders (this sentence is not intended to eliminate Bridge Bancorp’s implied covenant of good faith in connection the foregoing).  Nothing herein shall restrict the ability of Bridge Bancorp to sell the Identified Loans in good faith and at prices it deems reasonable and no claim shall be available to Specified Shareholders in connection therewith.

3.1.4.         Notwithstanding anything in this Agreement to the contrary, shares of FNBNY Common Stock issued and outstanding immediately prior to the Effective Time and held by a shareholder who has not voted in favor of the Merger or consented thereto in writing and who has complied with Section 910 of the NYBCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such shareholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal.  From and after the Effective Time, a shareholder who has properly exercised such appraisal rights shall not have any rights of a shareholder of FNBNY or the Surviving Corporation with respect to such share of FNBNY Common Stock, except those provided under Section 910 of the NYBCL (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”).  A Dissenting Shareholder shall be entitled to receive payment of the appraised value of such share of FNBNY Common Stock held by him in accordance with Section 910 of the NYBCL, unless, after the Effective Time, such shareholder fails to perfect or withdraws or loses his right to appraisal, in which case such shares of FNBNY Common Stock shall be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificates, pursuant to Section 3.2.  Bridge Bancorp shall have the right to participate in all discussions, negotiations and proceedings with respect to any such demands for appraisal.  FNBNY shall not, except with the prior written consent of Bridge Bancorp, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the NYBCL.  Any payments made in respect of Dissenting Shares shall be made by Bridge Bancorp as the Surviving Corporation.

3.1.5.         Upon the Effective Time, outstanding shares of FNBNY Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and except as to Dissenting Shares, shall thereafter by operation of this Section 3.1 represent only the right to receive the Merger Consideration.

3.1.6.         Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Bridge Bancorp Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Bridge Bancorp Common Stock shall be payable on or with respect to any fractional share interests, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Bridge Bancorp.  In lieu of the issuance of any such fractional share, Bridge Bancorp shall pay to each former holder of FNBNY Common Stock who otherwise would be entitled to receive a fractional share of Bridge Bancorp Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Bridge Bancorp Closing Price as of the Closing Date.  For purposes of determining any fractional share interest, all shares of FNBNY Common Stock owned by a FNBNY shareholder shall be combined so as to calculate the maximum number of whole shares of Bridge Bancorp Common Stock issuable to such FNBNY shareholder.

3.1.7.    In the event Bridge Bancorp changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Bridge Bancorp Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, reclassification, or similar transaction with respect to the outstanding Bridge Bancorp Common Stock and the record date therefor shall be prior to the Effective Time, the Merger Consideration shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to Bridge Bancorp Common Stock if Bridge Bancorp issues additional shares of Common Stock and receives fair value consideration for such shares.

3.2.         Procedures for Exchange of FNBNY Common Stock.

3.2.1.    Bridge Bancorp to Make Merger Consideration Available.  No later than the Closing Date, Bridge Bancorp shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of FNBNY Common Stock, for exchange in accordance with this Section 3.2, certificates representing the shares of Bridge Bancorp Common Stock, or at its option, evidence of shares in book entry form, and cash in lieu of fractional shares (such certificates for or evidence of shares of Bridge Bancorp Common Stock, together with any cash respect to fractional shares, being hereinafter referred to as the “Exchange Fund”).

3.2.2.    Exchange of Certificates.  Bridge Bancorp shall take all steps necessary to cause the Exchange Agent, within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration and cash in lieu of fractional shares, if any, into which the FNBNY Common Stock represented by such Certificates shall have been converted as a result of the Merger.  The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent or as prescribed by Section 3.2.7. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Bridge Bancorp Common Stock (if any) to which such former holder of FNBNY Common Stock shall have become entitled pursuant to the provisions of Section 3.1 hereof and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares of Bridge Bancorp Common Stock, which such former holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.2, and the

Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable in lieu of fractional shares.

3.2.3.    Rights of Certificate Holders after the Effective Time.  The holder of a Certificate that prior to the Merger represented issued and outstanding FNBNY Common Stock shall have no rights, after the Effective Time, with respect to such FNBNY Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement and as to Dissenting Shares such rights as provided under the NYBCL.  No dividends or other distributions declared after the Effective Time with respect to Bridge Bancorp Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.2.  After the surrender of a Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Bridge Bancorp Common Stock represented by such Certificate.

3.2.4.    Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.2.5.    Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of FNBNY of the FNBNY Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.2.

3.2.6.    Return of Exchange Fund. At any time following the six (6) month period after the Effective Time, Bridge Bancorp shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Bridge Bancorp (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Bridge Bancorp nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.2.7.      Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Bridge Bancorp, the posting by such person of a bond in such amount as Bridge Bancorp may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.2.8.      Withholding.  Bridge Bancorp or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of FNBNY Common Stock such amounts as Bridge Bancorp (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Bridge Bancorp or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the FNBNY Common Stock in respect of whom such deduction and withholding were made by Bridge Bancorp or the Exchange Agent.

3.2.9.    Reservation of Shares.  Bridge Bancorp shall reserve for issuance a sufficient number of shares of the Bridge Bancorp Common Stock for the purpose of issuing shares of Bridge Bancorp Common Stock to the FNBNY shareholders in accordance with this Article III.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FNBNY

4.1.         General.  FNBNY represents and warrants to Bridge Bancorp that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the FNBNY Disclosure Schedules delivered by FNBNY to Bridge Bancorp on the date hereof, and except as to any representation or warranty which relates to a specific date.  FNBNY has made a good faith effort to ensure that the disclosure on each schedule of the FNBNY Disclosure Schedule corresponds to the section referenced herein.  However, for purposes of the FNBNY Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.  References to the Knowledge of FNBNY shall include the Knowledge of First National Bank.  Notwithstanding any other provision herein, however, Bridge Bancorp understands that FNBNY will not raise capital and thus the capital of FNBNY and the FNBNY Subsidiaries is expected to decrease during the pendency of this transaction materially in accordance with the disclosure presented by FNBNY to Bridge Bancorp, and notwithstanding any other provision of this Agreement, such reduction and the direct effects thereof will not be deemed a breach of this Agreement by FNBNY or any FNBNY Affiliate.

4.2.         Organization.

4.2.1.      FNBNY is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is duly registered as a bank holding company under the BHCA.  FNBNY has the requisite corporate power and authority to carry on its business materially as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on FNBNY and the FNBNY Subsidiaries taken as a whole.

4.2.2.      First National Bank is a New York bank duly organized and validly existing under the laws of the United States.  The deposits of First National Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by First National Bank when due.  First National Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3.      FNBNY Disclosure Schedule 4.2.3 sets forth each FNBNY Subsidiary.  Each FNBNY Subsidiary is a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

4.2.4.      The respective minute books of FNBNY, First National Bank and each other FNBNY Subsidiary have been made available to Bridge Bancorp and each accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

4.2.5.      FNBNY has made available to Bridge Bancorp true and correct copies of the articles of incorporation or charter and bylaws of FNBNY, First National Bank and each other FNBNY Subsidiary.

4.3.         Capitalization.

4.3.1.      The authorized capital stock of FNBNY consists of (i) 40,000,000 shares of common stock, $0.01 par value per share, of which twenty million (20,000,000) are designated “Class A Common Stock” (“FNBNY Class A Common Stock”) and twenty million (20,000,000) of which are designated “Class B Common Stock” (“FNBNY Class B Common Stock”) and (ii) five thousand (5,000) shares of preferred stock, par value $0.01 (“FNBNY Preferred Stock”).  The rights, preference and limitations of the FNBNY Class A Common Stock and the FNBNY Class B Common Stock are identical, except that the FNBNY Class B Common Stock shall not carry any voting rights and the holders of FNBNY Class B Common Stock shall not be entitled to vote such shares at any meeting of the shareholders of FNBNY.  As of the date hereof, there are: (i) three million seven hundred eighty two thousand two hundred and ninety nine shares (3,782,299) of shares of FNBNY Class A Common Stock validly issued, fully paid and nonassessable and free of preemptive rights issued and outstanding; (ii) one million two hundred and seven thousand five hundred and thirty two (1,207,532) shares of FNBNY Class B Common Stock validly issued, fully paid and nonassessable and free of preemptive rights issued and outstanding; and (iii) no shares of FNBNY Preferred Stock issued and outstanding.  There are no shares of FNBNY Class A or Class B Common Stock held by FNBNY as treasury stock.  References to the “FNBNY Common Stock” shall include the shares of FNBNY Class A Common Stock and the shares of FNBNY Class B Common Stock.

4.3.2.                  Neither FNBNY nor any FNBNY Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of FNBNY Common Stock, or any other security of FNBNY or an FNBNY Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of FNBNY Common Stock or any other security of FNBNY or any FNBNY Subsidiary, other than pursuant to the Subscription Agreements listed on FNBNY Disclosure Schedule 4.3 (the “Subscription AgreementsNo additional shares are issuable pursuant to the Subscription Agreements by reason of the Merger, and the methodology for determining the number of additional shares of FNBNY Common Stock that are issuable pursuant to the Subscription Agreements is as set forth in FNBNY Disclosure Schedule 4.3.  Except as set forth in FNBNY Disclosure Schedule 4.3, there are no outstanding options or warrants to purchase FNBNY Common Stock.

4.3.3.                  FNBNY owns all of the capital stock of First National Bank, free and clear of any lien or encumbrance. Except for the FNBNY Subsidiaries, FNBNY does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of FNBNY Subsidiaries, equity interests held by FNBNY Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of FNBNY Subsidiaries, including stock in the FHLB.  Either FNBNY or First National Bank owns all of the outstanding shares of capital stock of each FNBNY Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

4.3.4.                  FNBNY Disclosure Schedule 4.3.4. includes a list of every record holder of FNBNY Common Stock, setting forth the number of shares held by each such holder. Except as set forth in FNBNY Disclosure Schedule 4.3.4, to FNBNY’s Knowledge, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of FNBNY Common Stock.

4.3.5.                  FNBNY Disclosure Schedule 4.3.5. identifies all material indebtedness of FNBNY (other than indebtedness of First National Bank and any subsidiary of First National Bank) and attaches thereto all instruments and agreements relating to such indebtedness.

4.4.                            Authority; No Violation.

4.4.1.                  FNBNY has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by the holders of the FNBNY Class A Common Stock, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by FNBNY and the consummation by FNBNY of the transactions contemplated hereby, including the Merger and the Bank Merger, have been duly and validly approved by the Board of Directors of

FNBNY, and no other corporate proceedings on the part of FNBNY, except for the requisite approval of the holders of the FNBNY Class A Common Stock, is necessary to consummate the transactions contemplated hereby, including the Merger and the Bank Merger.  This Agreement has been duly and validly executed and delivered by FNBNY, and subject to approval by the shareholders of FNBNY and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Bridge Bancorp, constitutes the valid and binding obligation of FNBNY, enforceable against FNBNY in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.  FNBNY has approved the Bank Merger Agreement and the Bank Merger in its capacity as the sole stockholder of First National Bank.

4.4.2.                  Subject to receipt of Regulatory Approvals and FNBNY’s and Bridge Bancorp’s compliance with any conditions contained therein, and to the receipt of the approval of the holders of the FNBNY Class A Common Stock, (A) the execution and delivery of this Agreement by FNBNY, (B) the consummation of the transactions contemplated hereby, and (C) compliance by FNBNY with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of FNBNY or any FNBNY Subsidiary or the charter and bylaws of First National Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FNBNY or any FNBNY Subsidiary or any of their respective properties or assets; or (iii)  violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of FNBNY or First National Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which FNBNY or First National Bank is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on FNBNY and the FNBNY Subsidiaries taken as a whole.

4.5.                            Consents.

Except for (a) the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the New York Department of State, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of Bridge Bancorp Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bridge Bancorp Common Stock pursuant to this Agreement, and (f) the approval of this Agreement by the requisite vote of the holders of the FNBNY Class A Common Stock, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to FNBNY’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, to accomplish (x) the execution and delivery of this Agreement by FNBNY, and (y) the completion of the Merger and the Bank Merger by FNBNY.

4.6.                            Financial Statements.

4.6.1.                  FNBNY has previously made available to Bridge Bancorp the FNBNY Regulatory Reports.  The FNBNY Regulatory Reports, to the extent they contain financial information, have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2.                  FNBNY has previously made available to Bridge Bancorp the FNBNY Financial Statements.  The FNBNY Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), the consolidated financial position, results of operations and cash flows of FNBNY and the FNBNY Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto.

4.6.3.                  At the date of each balance sheet included in the FNBNY Financial Statements or the FNBNY Regulatory Reports, neither FNBNY nor First National Bank, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such FNBNY Financial Statements or FNBNY Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material, either individually or in the aggregate, or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.6.4.                  The records, systems, controls, data and information of FNBNY and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNBNY or its Subsidiaries or accountants (including all means of access thereto and there from), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 4.6.4. FNBNY (x) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, which system has been reviewed by FNBNY’s external auditors, and (y) has disclosed to FNBNY’s outside auditors and the audit committee of FNBNY’s Board of Directors (i)  any fraud, whether or not material, that involves management or other employees who have a significant role in FNBNY’s internal control over financial reporting. These disclosures (if any) were made in writing by management to FNBNY’s auditors and audit committee and a copy has previously been made available to Bridge Bancorp.

4.6.5.                  Since June 30, 2011, (i) neither FNBNY nor any of its Subsidiaries nor, to the Knowledge of FNBNY, any director, officer, employee, auditor, accountant or representative of FNBNY or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNBNY or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNBNY or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing FNBNY or any of its Subsidiaries, whether or not employed by FNBNY or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation with respect to FNBNY or any FNBNY Subsidiary, or any of their officers, directors, employees or agents to the Board of Directors of FNBNY or any committee thereof or to any director or officer of FNBNY.

4.7.                            Taxes.

FNBNY and the FNBNY Subsidiaries that are treated as corporations for United States federal income tax purposes are members of the same affiliated group within the meaning of Code Section 1504(a). FNBNY and each FNBNY Subsidiary has duly filed all federal, state and material local tax returns required to be filed by or with respect to FNBNY and every FNBNY Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to FNBNY’s Knowledge, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from FNBNY and any FNBNY Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Except as set forth in FNBNY Disclosure Schedule 4.7, FNBNY has received no written notice of, and to FNBNY’s Knowledge there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of FNBNY or any FNBNY Subsidiary, and no written claim has been made by any authority in a jurisdiction where FNBNY or any FNBNY Subsidiary does not file tax returns that FNBNY or any FNBNY Subsidiary is subject to taxation in that jurisdiction.  FNBNY and the FNBNY Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. FNBNY and each FNBNY Subsidiary has withheld and paid all material taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and FNBNY and each FNBNY Subsidiary, to FNBNY’s Knowledge, has timely complied in all material respects with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

4.8.                            Material Contracts; Leases; Defaults.

4.8.1.                  Except as set forth in FNBNY Disclosure Schedule 4.8.1, neither FNBNY nor any FNBNY Subsidiary is a party to or subject to: (i) any employment agreement, change in control agreement, consulting or severance agreement or other material agreement with any past or present officer, director or employee of FNBNY or any FNBNY Subsidiary, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of FNBNY or any FNBNY Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of FNBNY or any FNBNY Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by FNBNY or any FNBNY Subsidiary, other than the OCC Agreement; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which FNBNY or any FNBNY Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Bridge Bancorp or any Bridge Bancorp Subsidiary; (vi) any other agreement, written or oral, that obligates FNBNY or any FNBNY Subsidiary for the payment of more than $15,000 annually or for the payment of more than $35,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software), or (vii) any agreement (other than this Agreement and the OCC Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by FNBNY or any FNBNY Subsidiary (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

4.8.2.                  Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in FNBNY Disclosure Schedule 4.8.2 identifying the section of the lease that contains such prohibition or restriction.

4.8.3.                  True and correct copies of agreements, contracts, arrangements and instruments referred to in Sections 4.8.1 and 4.8.2 (“Material Contracts”) have been made available to Bridge Bancorp on or before the date hereof, and are, including to the extent applicable in the case of FNBNY Compensation and Benefit Plans, in full force and effect on the date hereof and neither FNBNY nor any FNBNY Subsidiary (nor, to the Knowledge of FNBNY, any other party to any such contract, arrangement or instrument) has materially breached any provision of, or is in material default in any respect under any term of, any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default or breach.  Except as listed on FNBNY Disclosure Schedule 4.8.3, no party to any Material Contract will have the right to terminate any or all of the provisions of any such Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

4.8.4.                  A true and correct copy of the subleases for the office space on the 52nd floor at 152 West 57th Street, New York, New York, are attached to FNBNY Disclosure Schedule 4.8.4, are in full force and effect, represent the subleasing of all space subject to the primary lease of such space by First National Bank, and neither FNBNY nor any FNBNY

Subsidiary (nor, to the Knowledge of FNBNY, any other party to any such sublease) has materially breached any provision of, or is in default in any respect under any term of, the subleases.

4.8.5.                  Except as set forth in FNBNY Disclosure Schedule 4.8.5, since December 31, 2012, through and including the date of this Agreement, neither FNBNY nor any FNBNY Subsidiary has (i) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law or the terms of agreements listed on FNBNY Disclosure Schedule 4.12.1, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2012 (which amounts have been previously made available to Bridge Bancorp), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or as required or permitted under the terms of severance plans or policies listed on FNBNY Disclosure Schedule 4.12.1, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of FNBNY Common Stock, or any right to acquire any shares of its capital stock to any executive officer, director or employee, (iii)  established or increased the benefits payable under any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, except to the extent required by the Patient Protection and Affordable Care Act and the regulations issued thereunder, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of FNBNY or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $75,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of FNBNY or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

4.9.                            Ownership of Property; Insurance Coverage.

4.9.1.                  FNBNY and each FNBNY Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by FNBNY or each FNBNY Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the FNBNY Regulatory Reports and in the FNBNY Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an FNBNY

Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the FNBNY Financial Statements. FNBNY and the FNBNY Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by FNBNY and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

4.9.2.                  With respect to all material agreements pursuant to which FNBNY or any FNBNY Subsidiary has purchased securities subject to an agreement to resell, if any, FNBNY or such FNBNY Subsidiary, as the case may be, has a lien or security interest (which to FNBNY’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.9.3.                  FNBNY and each FNBNY Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations.  Neither FNBNY nor any FNBNY Subsidiary, except as disclosed in FNBNY Disclosure Schedule 4.9.3, has received notice from any insurance carrier during the past five years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by FNBNY or any FNBNY Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and within the last three years FNBNY and each FNBNY Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. FNBNY Disclosure Schedule 4.9.3 identifies all material policies of insurance maintained by FNBNY and each FNBNY Subsidiary as well as the other matters required to be disclosed under this Section.

4.10.                     Legal Proceedings.

4.10.1.           Except as listed on FNBNY Disclosure Schedule 4.10, neither FNBNY nor any FNBNY Subsidiary is a party to any, and there are no pending or, to FNBNY’s Knowledge, threatened legal, administrative, arbitration or other proceedings, actions or governmental investigations or inquiries of any nature (i) against FNBNY or any FNBNY Subsidiary, (ii) to which FNBNY or any FNBNY Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of FNBNY or First National Bank to perform under this Agreement, except for any proceeding, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be material to the financial condition or operations of FNBNY or any FNBNY Subsidiary.  True and correct copies of the litigation settlement agreements as to the matters identified on FNBNY Disclosure Schedule 4.10 are in full force and effect (except as otherwise noted on FNBNY Disclosure Schedule 4.10), and neither FNBNY nor any FNBNY Subsidiary (nor, to the Knowledge of

FNBNY, any other party to such settlement agreements) has materially breached any provision of, or is in default in any respect under any term of, the settlement agreements.

4.11.                     Compliance With Applicable Law.

4.11.1.           To FNBNY’s Knowledge, each of FNBNY and each FNBNY Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither FNBNY nor any FNBNY Subsidiary has received any written notice to the contrary (other than as may be stated in the OCC Agreement).  The Board of Directors of First National Bank has adopted and First National Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been declared ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder. Neither FNBNY nor any FNBNY is a party to any agreement with any individual or group regarding CRA matters.

4.11.2.           Each of FNBNY and each FNBNY Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on FNBNY; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects and, to the Knowledge of FNBNY, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

4.11.3.           Except as set forth in FNBNY Disclosure Schedule 4.11.3, for the period beginning January 1, 2010, neither FNBNY nor any FNBNY Subsidiary has received any written notification or, to FNBNY’s Knowledge, any other communication from any Bank Regulator (i) asserting that FNBNY or any FNBNY Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to FNBNY or any FNBNY Subsidiary; (iii) requiring, or threatening to require, FNBNY or any FNBNY Subsidiary, or indicating that FNBNY or any FNBNY Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of FNBNY or any FNBNY Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of FNBNY or any FNBNY Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “FNBNY Regulatory Agreement”). FNBNY Disclosure Schedule 4.11.3 sets forth any FNBNY Regulatory Agreement that is currently in effect or that was in effect since January 1, 2010.  The most recent regulatory rating given to First National Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better.

4.11.4.           FNBNY Disclosure Schedule 4.11.4 sets forth, as of December 31, 2012 and continuing to the date of this Agreement, a schedule of all executive officers and directors of FNBNY who have outstanding loans from FNBNY or First National Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

4.12.                     Employee Benefit Plans.

4.12.1.           FNBNY Disclosure Schedule 4.12.1 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, change in control agreements and all other material benefit practices, policies and arrangements maintained by FNBNY or any FNBNY Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of FNBNY or any FNBNY Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “FNBNY Compensation and Benefit Plans”).  Neither FNBNY nor any FNBNY Subsidiary has any commitment to create any additional FNBNY Compensation and Benefit Plan or to materially modify, change or renew any existing FNBNY Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required by applicable law or Governmental Entity or to maintain the qualified status thereof.  FNBNY has made available to Bridge Bancorp true and correct copies of the FNBNY Compensation and Benefit Plans.

4.12.2.           Except as disclosed in FNBNY Disclosure Schedule 4.12.2, each FNBNY Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due.  Each FNBNY Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code is established pursuant to IRS-approved prototype or volume submitter documents or has received a favorable determination letter from the IRS, and

FNBNY is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of FNBNY or First National Bank, threatened action, suit or claim relating to any of the FNBNY Compensation and Benefit Plans (other than routine claims for benefits).  Neither FNBNY nor any FNBNY Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any FNBNY Compensation and Benefit Plan that would reasonably be expected to subject FNBNY or any FNBNY Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.12.3.           FNBNY and its Subsidiaries have not for the past 12 years maintained or contributed to and have no liability under a FNBNY Compensation and Benefit Plan which is subject to Title IV of ERISA.

4.12.4.           All material contributions required to be made under the terms of any FNBNY Compensation and Benefit Plan have been timely made or are accrued on FNBNY’s Financial Statements to the extent required by GAAP.

4.12.5.           Neither FNBNY nor any FNBNY Subsidiary has any obligations to provide post-employment health, life insurance, or disability insurance, or, except as set forth in FNBNY Disclosure Schedule 4.12.5, any retiree death benefits under any FNBNY Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.  Except as set forth in FNBNY Disclosure Schedule 4.12.5, there has been no communication to employees by FNBNY or any FNBNY Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits, other than as set forth in FNBNY Disclosure Schedule 4.12.5.

4.12.6.           FNBNY and its Subsidiaries do not maintain any FNBNY Compensation and Benefit Plans covering employees who are not United States residents.

4.12.7.           With respect to each FNBNY Compensation and Benefit Plan, if applicable, FNBNY has provided or made available to Bridge Bancorp copies of the:  (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) three most recent actuarial reports and financial statements; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5300, 5310 or Form 5330 filed with the IRS within the last two years; and (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

4.12.8.           Except as provided in FNBNY Disclosure Schedule 4.12.8, the consummation of the Merger will not, (alone or in combination with any other event, including, without limitation, any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any FNBNY Compensation and Benefit Plan,  (C) result in any material increase in benefits payable under any FNBNY Compensation and Benefit Plan, or (D) entitle any current or former employee, director or independent contractor of FNBNY or any FNBNY Subsidiary to any actual or deemed payment (or benefit) which could reasonably be construed to constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

4.12.9.           Except as disclosed in FNBNY Disclosure Schedule 4.12.9, neither FNBNY nor any FNBNY Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder, it being understood that FNBNY makes no representation or warranty regarding the effect of the transactions contemplated by this Agreement or any actions taken by Bridge Bancorp or any of its Subsidiaries or Affiliates on the deductibility of any compensation under Section 162(m) of the Code and the regulations issued thereunder.

4.12.10.              Except as disclosed in FNBNY Disclosure Schedule 4.12.10, all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) are exempt from, or in material compliance with, both in form and operation, Section 409A of the Code and all guidance issued thereunder.

4.12.11.              Except as disclosed in FNBNY Disclosure Schedule 4.12.11, there are no stock options, warrants, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the FNBNY Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.12.12.              FNBNY Disclosure Schedule 4.12.12 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees of First National Bank or FNBNY, their title and annual rate of salary, and their date of hire.

4.13.                     Brokers, Finders and Financial Advisors.

Neither FNBNY nor any FNBNY Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Keefe Bruyette & Woods, Inc. (“KBW”) by FNBNY and the fees payable pursuant thereto.  A true and correct copy of the engagement agreements with KBW, setting forth the fees payable to KBW for services rendered to FNBNY in connection with the Merger and transactions contemplated by this Agreement, is attached to FNBNY Disclosure Schedule 4.13.

4.14.                     Environmental Matters.

4.14.1.           Except as may be set forth in FNBNY Disclosure Schedule 4.14 and any Phase I Environmental Report identified therein, with respect to FNBNY and each FNBNY Subsidiary:

(A)                               To the Knowledge of FNBNY, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including Participation Facilities) (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon FNBNY or any FNBNY Subsidiary.  To the Knowledge of FNBNY, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to FNBNY or any FNBNY Subsidiary by reason of any Environmental Laws.  Neither FNBNY nor any FNBNY Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that FNBNY or any FNBNY Subsidiary or the operation or condition of any property ever owned, operated (including Participation Facilities), or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon FNBNY or any FNBNY Subsidiary;

(B)                               There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the FNBNY ‘s Knowledge, threatened, before any court, governmental agency or other forum against FNBNY or any FNBNY Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by FNBNY or any FNBNY Subsidiary;

(C)                               To FNBNY’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by FNBNY or any of the FNBNY Subsidiaries, and to FNBNY’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by FNBNY or any of the FNBNY Subsidiaries or any Participation Facility except in compliance with Environmental Laws in all material respects; and

(D)                               “Participation Facility” means any facility in which FNBNY or its Subsidiaries participates in the management, whether as a fiduciary, lender in control of the facility, owner or operator.

4.15.                     Loan Portfolio and Investment Securities.

4.15.1.           The allowance for loan losses reflected in FNBNY’s audited consolidated balance sheet at December 31, 2012 was, and the allowance for loan losses shown on the balance sheets in FNBNY’s Financial Statements for periods ending after December 31, 2012 was, adequate, as of the date thereof, under GAAP.

4.15.2.           FNBNY Disclosure Schedule 4.15.2 sets forth a listing, as of June 30, 2013, by account, of: (A) all loans (including loan participations) of First National Bank or any other FNBNY Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of First National Bank or any other FNBNY Subsidiary which have been terminated by First National Bank or any other FNBNY Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified First National Bank or any other FNBNY Subsidiary during the past twelve months of, or has asserted against First National Bank or any other FNBNY Subsidiary, in each case in writing, any “lender liability” or similar claim; (D) all loans, (1) that are contractually past due 60 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are contractually past due 90 days or more in the payment of principal and/or interest days or more and still accruing; (4) classified as troubled debt restructurings; (5) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (6) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (7) where a specific reserve allocation exists in connection therewith, and (E) all assets classified by First National Bank or any First National Bank Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all real estate owned and other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.15.3.           All loans receivable (including discounts) and accrued interest entered on the books of FNBNY and the FNBNY Subsidiaries arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of FNBNY’s or the appropriate FNBNY Subsidiary’s respective business.  To the Knowledge of FNBNY, the loans, discounts and the accrued interest reflected on the books of FNBNY and the FNBNY Subsidiaries are subject to no defenses, set offs or counterclaims (including, without limitation, those afforded by usury or truth in lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.  All such loans are owned by FNBNY or the appropriate FNBNY Subsidiary free and clear of any liens.

4.15.4.           The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

4.15.5.           FNBNY and First National Bank and each of their subsidiaries have good and marketable title to all securities owned by them, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of FNBNY and First National Bank or any of their subsidiaries.  Such securities are valued on the books of FNBNY in accordance with GAAP in all material respects.  FNBNY and First National Bank and each of their subsidiaries that own securities employ investment, securities, risk management and other policies, practices and procedures which FNBNY believes are prudent and reasonable.

4.16.                     Other Documents.

FNBNY has made available to Bridge Bancorp copies of its (i) annual report for the year ended December 31, 2012,  and (ii) proxy materials used or for use in connection with its meeting of shareholders held in 2012.

4.17.                     Related Party Transactions.

Except as set forth in FNBNY Disclosure Schedule 4.17, neither FNBNY nor any FNBNY Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any director, executive officer (or an immediate family member, as defined in SEC Regulation S-K Item 404, of such person) or Affiliate of FNBNY or any FNBNY Affiliate. All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). No loan or credit accommodation to any Affiliate of FNBNY or any FNBNY Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  To the Knowledge of FNBNY, neither FNBNY nor any FNBNY Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by FNBNY is inappropriate.

4.18.                     Deposits.

Except as set forth in FNBNY Disclosure Schedule 4.18, as of the date of this Agreement, none of the deposits of FNBNY or any FNBNY Subsidiary is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

4.19.                     Antitakeover Provisions Inapplicable; Required Vote.

The Board of Directors of FNBNY has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 912 of the NYBCL and any similar “moratorium,” control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).  The affirmative vote of a majority of the issued and outstanding shares of FNBNY Class A Common Stock is the only stockholder approval required to approve this Agreement and the Merger under FNBNY’s certificate of incorporation and the NYBCL.

4.20.                     Registration Obligations.

Neither FNBNY nor any FNBNY Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.21.                     Risk Management Instruments.

All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for FNBNY’s own account, or for the account of one or more of FNBNY’s Subsidiaries or their customers (all of which are set forth in FNBNY Disclosure Schedule 4.21), were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of FNBNY, with counterparties believed to be financially responsible at the time; and to FNBNY’s Knowledge each of them constitutes the valid and legally binding obligation of FNBNY or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither FNBNY nor any FNBNY Subsidiary, nor to the Knowledge of FNBNY any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

4.22.                     Opinion of Financial Advisor.

The Board of Directors of FNBNY has received an opinion from KBW to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of such opinion, the aggregate consideration to be received by the holders of shares of FNBNY Common Stock pursuant to this Agreement is fair to such shareholders, collectively as a group, from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23.                     Trust Accounts.

First National Bank does not exercise fiduciary powers requiring OCC approval.

4.24.                     Intellectual Property.

FNBNY and each FNBNY Subsidiary owns or, to FNBNY’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of FNBNY’s or each of FNBNY’s Subsidiaries’ business, and except in each case which, either individually or in the aggregate, the absence of which would not reasonably be expected to have a Material Adverse Effect on FNBNY and the FNBNY Subsidiaries taken as a whole, and neither FNBNY nor any FNBNY Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others.  FNBNY and each FNBNY Subsidiary has performed all the material obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To the Knowledge of FNBNY, the conduct of the business of FNBNY and each FNBNY Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party, except to such an extent as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on FNBNY and the FNBNY Subsidiaries taken as a whole.

4.25.                     Labor Matters.

There are no labor or collective bargaining agreements to which FNBNY or any FNBNY Subsidiary is a party.  To the Knowledge of FNBNY, there is no union organizing effort pending or to the Knowledge of FNBNY, threatened against FNBNY or any FNBNY Subsidiary.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of FNBNY, threatened against FNBNY or any FNBNY Subsidiary.  There is no unfair labor practice proceeding pending or, to the Knowledge of FNBNY, threatened against FNBNY or any FNBNY Subsidiary (other than routine employee grievances that are not related to union employees).  To the Knowledge of FNBNY, FNBNY and each FNBNY Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice, except for such noncompliance which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on FNBNY and the FNBNY Subsidiaries taken as a whole.

4.26.                     FNBNY Information Supplied.

The information relating to FNBNY and any FNBNY Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not, to the Knowledge of FNBNY, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BRIDGE BANCORP

5.1.                            General.

Bridge Bancorp represents and warrants to FNBNY that the statements contained in this Article V are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article V), except as set forth in the Bridge Bancorp Disclosure Schedule delivered by Bridge Bancorp to FNBNY on the date hereof, and except as to any representation or warranty which relates to a specific date.  Bridge Bancorp has made a good faith effort to ensure that the disclosure on each schedule of the Bridge Bancorp Disclosure Schedule corresponds to the section referenced herein.  However, for purposes of the Bridge Bancorp Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.  References to the Knowledge of Bridge Bancorp shall include the Knowledge of Bridgehampton National Bank.

5.2.                            Organization.

5.2.1.                  Bridge Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is duly registered as a bank holding company under the BHCA.  Bridge Bancorp has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2.                  Bridgehampton National Bank is a national bank duly organized, validly existing and in good standing (to the extent required) under federal law.  The deposits of the Bridgehampton National Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  Bridgehampton National Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

5.2.3.                  Bridge Bancorp Disclosure Schedule 5.2.3 sets forth each Bridge Bancorp Subsidiary.  Each Bridge Bancorp Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

5.2.4.                  The respective minute books of Bridge Bancorp and each Bridge Bancorp Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees).

5.2.5.                  Prior to the date of this Agreement, Bridge Bancorp has made available to FNBNY true and correct copies of the certificate of incorporation and bylaws of Bridge Bancorp and the Bridge Bancorp Subsidiaries.

5.3.                            Capitalization.

5.3.1.            The authorized capital stock of Bridge Bancorp consists of 20,000,000 shares of common stock, $0.01 par value, of which 9,249,925 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 2,000,000 shares of preferred stock, $0.01 par value (“Bridge Bancorp Preferred Stock”), none of which are outstanding.  There are 4,322 shares of Bridge Bancorp Common Stock held by Bridge Bancorp as treasury stock.  Except as set forth in Bridge Bancorp Disclosure Schedule 5.3.1, neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Bridge Bancorp Common Stock, or any other security of Bridge Bancorp or any securities representing the right to vote, purchase or otherwise receive any shares of Bridge Bancorp Common Stock or any other security of Bridge Bancorp, other than shares issuable under the Bridge Bancorp Stock Benefit Plan.

5.3.2.                  Bridge Bancorp owns all of the capital stock of Bridgehampton National Bank free and clear of any lien or encumbrance.

5.3.3.                  Except as disclosed in the Bridge Bancorp Proxy Statement relating to its 2013 Annual Meeting of Shareholders, to the Knowledge of Bridge Bancorp, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Bridge Bancorp Common Stock.

5.3.4.                  Except as set forth in Bridge Bancorp Disclosure Schedule 5.3.4, Bridge Bancorp owns all of the capital stock of each Bridge Bancorp Subsidiary, free and clear of any lien or encumbrance. Except for the Bridge Bancorp Subsidiaries, Bridge Bancorp does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Bridge Bancorp Subsidiaries, equity interests held by Bridge Bancorp Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Bridge Bancorp Subsidiaries, including stock in the FHLB.  Either Bridge Bancorp or any Bridge Bancorp Subsidiary owns all of the outstanding shares of capital stock of each Bridge Bancorp Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.

5.4.                            Authority; No Violation.

5.4.1.                  Bridge Bancorp has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Bridge Bancorp and the completion by Bridge Bancorp of the transactions contemplated hereby, including the Merger and the Bank Merger, have been duly and validly approved by the Board of Directors of Bridge Bancorp, and no other corporate proceedings on the part of Bridge Bancorp are necessary to complete the transactions contemplated hereby, including the Merger and the Bank Merger.  This Agreement has been duly and validly executed and delivered by Bridge Bancorp, and subject to the receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by FNBNY, constitutes the valid and binding obligations of Bridge Bancorp, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.  Bridge Bancorp has approved the Bank Merger Agreement and the Bank Merger in its capacity as the sole stockholder of Bridgehampton National Bank.

5.4.2.                  Subject to receipt of Regulatory Approvals and FNBNY and Bridge Bancorp’s compliance with any conditions contained therein, (A) the execution and delivery of this Agreement by Bridge Bancorp (B) the consummation of the transactions contemplated hereby, and (C) compliance by Bridge Bancorp with any of the terms or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of Bridge Bancorp or any Bridge Bancorp Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bridge Bancorp or any Bridge Bancorp Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Bridge Bancorp or any Bridge Bancorp Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) or (iii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Bridge Bancorp.

5.5.                            Consents.

Except for (a) filings with Bank Regulators, the receipt of the Regulatory Approvals, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the New York Department of State, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) approval of the listing of Bridge Bancorp Common Stock to be issued in the Merger on the Nasdaq, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Bridge Bancorp Common Stock pursuant to this Agreement, (and (f) the approval of this Agreement by the requisite vote of the shareholders of FNBNY, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Bridge Bancorp’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by Bridge Bancorp, and (y) the completion of the Merger.

5.6.                            Financial Statements.

5.6.1.                  Bridge Bancorp has previously made available to FNBNY the Bridge Bancorp Financial Statements.  The Bridge Bancorp Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Bridge Bancorp and the Bridge Bancorp Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.2.                  At the date of each balance sheet included in the Bridge Bancorp Financial Statements, Bridge Bancorp did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Bridge Bancorp Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.6.3.                  The records, systems, controls, data and information of Bridge Bancorp and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bridge Bancorp or its Subsidiaries or its accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 5.6.3.  Bridge Bancorp (x) has implemented and maintains a system of internal control over financial reporting that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, which system has been reviewed by Bridge Bancorp’s external auditors, and (y) has disclosed to Bridge Bancorp’s outside auditors and the audit committee of Bridge Bancorp’s Board of Directors (i)  any fraud, whether or not material, that involves management or other employees who have a significant role in Bridge Bancorp’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Bridge Bancorp’s auditors and audit committee and a copy has previously been made available to FNBNY.

5.6.4.                  Since June 30, 2011, (i) neither Bridge Bancorp nor any of its Subsidiaries nor, to the Knowledge of Bridge Bancorp, any director, officer, employee, auditor, accountant or representative of Bridge Bancorp or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Bridge Bancorp or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Bridge Bancorp or any of its Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no attorney representing Bridge Bancorp or any of its Subsidiaries, whether or not employed by Bridge Bancorp or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Bridge Bancorp or any of its officers, directors, employees or agents to the Board of Directors of Bridge Bancorp or any committee thereof or to any director or officer of Bridge Bancorp.

5.6.5.                  The allowance for credit losses reflected in Bridge Bancorp’s audited statement of condition at December 31, 2012 was, and the allowance for credit losses shown on the balance sheets in Bridge Bancorp’s Securities Documents for periods ending after December 31, 2012 will be, adequate, as of the dates thereof, under GAAP.

5.7.                            Taxes.

Bridge Bancorp and the Bridge Bancorp Subsidiaries that are at least 80 percent owned by Bridge Bancorp are members of the same affiliated group within the meaning of Code Section 1504(a).  Bridge Bancorp has duly filed all federal, state and material local tax returns required to be filed by or with respect to Bridge Bancorp and each Bridge Bancorp Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of Bridge Bancorp, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from Bridge Bancorp and any Bridge Bancorp Subsidiary by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined.  Bridge Bancorp has received no written notice of, and to Bridge Bancorp’s Knowledge there is no, audit examination, deficiency assessment, tax investigation or refund litigation with respect to any material taxes of Bridge Bancorp or any Bridge Bancorp Subsidiary, and no written claim has been made by any authority in a jurisdiction where Bridge Bancorp or any Bridge Bancorp Subsidiary does not file tax returns that Bridge Bancorp or any Bridge Bancorp Subsidiary is subject to taxation in that jurisdiction.  Bridge Bancorp and the Bridge Bancorp Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.  Bridge Bancorp and each Bridge Bancorp Subsidiary has withheld and paid all material taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Bridge Bancorp and each of its Subsidiaries, to the Knowledge of Bridge Bancorp, has timely complied in all material respects with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

5.8.                            Ownership of Property; Insurance Coverage.

5.8.1.                  Bridge Bancorp and each Bridge Bancorp Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Bridge Bancorp or each Bridge Bancorp Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Bridge Bancorp Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Bridge Bancorp Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Bridge Bancorp Financial Statements.  Bridge Bancorp and the Bridge Bancorp Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Bridge Bancorp and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

5.8.2.                  Bridge Bancorp and each Bridge Bancorp Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received notice from any insurance carrier during the past 3 years that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Bridge Bancorp or any Bridge Bancorp Subsidiary under such policies (other than with respect to health or disability insurance).  All such insurance is valid and enforceable and in full force and effect, and within the last three years Bridge Bancorp and each Bridge Bancorp Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. Bridge Bancorp Disclosure Schedule 5.8.2 identifies all material policies of insurance maintained by Bridge Bancorp and each Bridge Bancorp Subsidiary as well as the other matters required to be disclosed under this Section.

5.9.                            Legal Proceedings.

There is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting Bridge Bancorp or any of its Subsidiaries (and it is not aware of any facts that reasonably could be expected to be the basis for any such suit, action or proceeding) (1) that involves a Governmental Entity or Bank Regulator, or (2) that, individually or in the aggregate, is (A) material to it and its Subsidiaries’ businesses, or (B) reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.  There is no injunction, order, award, judgment, settlement, decree or regulatory restriction imposed upon or entered into by Bridge Bancorp, any of its Subsidiaries or to which such assets are subject.

5.10.                     Compliance With Applicable Law.

5.10.1.           To the Knowledge of Bridge Bancorp, each of Bridge Bancorp and each Bridge Bancorp Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Bank Secrecy Act, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received any written notice to the contrary. The Board of Directors of the Bridgehampton National Bank has adopted and Bridgehampton National Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been declared ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA Patriot Act and the regulations thereunder.

5.10.2.           Each of Bridge Bancorp and each Bridge Bancorp Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Bridge Bancorp, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.10.3.           For the period beginning January 1, 2010, neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received any written notification or, to the Knowledge of Bridge Bancorp, any other communication from any Bank Regulator (i) asserting that Bridge Bancorp or any Bridge Bancorp Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Bridge Bancorp or the Bridgehampton National Bank; (iii) requiring or threatening to require Bridge Bancorp or any Bridge Bancorp Subsidiary, or indicating that Bridge Bancorp or any Bridge Bancorp Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Bridge Bancorp or any Bridge Bancorp Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Bridge Bancorp or any Bridge Bancorp Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Bridge Regulatory Agreement”). Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has consented to or entered into any currently effective Bridge Regulatory Agreement.  The most recent regulatory rating given to the Bridgehampton National Bank as to compliance with the CRA is satisfactory or better.

5.11.                     Employee Benefit Plans.

5.11.1.           Bridge Bancorp Disclosure Schedule 5.11 includes a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, severance and change in control agreements, and all other benefit practices, policies and arrangements maintained by Bridge Bancorp or any Bridge Bancorp Subsidiary in which any employee or director of Bridge Bancorp or any Bridge Bancorp Subsidiary participates or to which any such employee or director is a party or is otherwise entitled to receive benefits (the “Bridge Bancorp Compensation and Benefit Plans”).

5.11.2.           Each Bridge Bancorp Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due.  Each Bridge Bancorp Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and Bridge Bancorp is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter.  There is no material pending or, to the Knowledge of Bridge Bancorp, threatened action, suit or claim relating to any of the Bridge Bancorp Compensation and Benefit Plans (other than routine claims for benefits).  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Bridge Bancorp Compensation and Benefit Plan that would reasonably be expected to subject Bridge Bancorp or any Bridge Bancorp Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

5.11.3.           All material contributions required to be made under the terms of any Bridge Bancorp Compensation and Benefit Plan have been timely made or are accrued on Bridge Bancorp’s Financial Statements in accordance with GAAP.  Bridge Bancorp and its Subsidiaries have duly expensed and accrued as a liability the present value of future benefits under each applicable Bridge Bancorp Compensation and Benefit Plan for financial reporting purposes as required by GAAP.

5.12.                     Environmental Matters.

5.12.1.           To the Knowledge of Bridge Bancorp, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Bridge Bancorp or any of Bridge Bancorp Subsidiary.  To the Knowledge of Bridge Bancorp, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Bridge Bancorp or any Bridge Bancorp Subsidiary by reason of any Environmental Laws.  Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary during the past five years has received any written notice from any Person that Bridge Bancorp or any Bridge Bancorp Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Bridge Bancorp or any Bridge Bancorp Subsidiary.

5.12.2.           There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Bridge Bancorp’s Knowledge, threatened, before any court, governmental agency or other forum against Bridge Bancorp or any Bridge Bancorp Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Bridge Bancorp or any Bridge Bancorp Subsidiary.

5.13.                     Securities Documents

With respect to Bridge Bancorp’s (i) annual reports on Form 10-K for the year ended December 31, 2012, (ii) quarterly reports on Form 10-Q for the quarters ended March 31, 2013, and June 30, 2013, and (iii) proxy materials used or for use in connection with its meetings of shareholders held in 2013, such reports and such proxy materials complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

5.14.                     Brokers, Finders and Financial Advisors

Neither Bridge Bancorp nor any Bridge Bancorp Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of RBC Capital Markets, LLC and the fee payable pursuant thereto.

5.15.                     Intellectual Property

Bridge Bancorp and each Bridge Bancorp Subsidiary owns or, to Bridge Bancorp’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Bridge Bancorp’s or each of Bridge Bancorp’s Subsidiaries’ business, except in each case the absence of which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole and neither Bridge Bancorp nor any Bridge Bancorp Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others.  Bridge Bancorp and each Bridge Bancorp Subsidiary has performed all the material obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.  To the Knowledge of Bridge Bancorp, the conduct of the business of Bridge Bancorp and each Bridge Bancorp Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, dilute, misappropriate or otherwise violate any intellectual property owned or controlled by any third party, except in each case which, either individually or in the aggregate, will not have a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole.

5.16.                     Labor Matters

There are no labor or collective bargaining agreements to which Bridge Bancorp or any Bridge Bancorp Subsidiary is a party.  There is no union organizing effort pending or to the Knowledge of Bridge Bancorp, threatened against Bridge Bancorp or any Bridge Bancorp Subsidiary.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Bridge Bancorp, threatened against Bridge Bancorp or any Bridge Bancorp

Subsidiary.  There is no unfair labor proceeding pending or, to the Knowledge of Bridge Bancorp, threatened in writing against Bridge Bancorp or any Bridge Bancorp Subsidiary (other than routine employee grievances that are not related to union employees).  Bridge Bancorp and each Bridge Bancorp Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice, except for such noncompliance which, either individually or in the aggregate, would not have a Material Adverse Effect on Bridge Bancorp and the Bridge Bancorp Subsidiaries taken as a whole.

5.17.                     Bridge Bancorp Common Stock

The shares of Bridge Bancorp Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.18.                     Bridge Bancorp Information Supplied

The information relating to Bridge Bancorp and any Bridge Bancorp Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Bridge Bancorp with respect to statements made or incorporated by reference therein based on information supplied by FNBNY specifically for inclusion or incorporation by reference in the Merger Registration Statement.

ARTICLE VI
COVENANTS OF FNBNY

6.1.                            Conduct of Business.

6.1.1.                  Affirmative Covenants.  During the period from the date of this Agreement to the Effective Time, except with the written consent of Bridge Bancorp, which consent shall not be unreasonably withheld, conditioned or delayed, FNBNY will, and it will cause each FNBNY Subsidiary to: operate its business, only in the usual, regular and ordinary course of business consistent with past practice; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would, or would be reasonably likely to, (i) materially adversely affect the ability of the parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2.                  Negative Covenants.  FNBNY agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in FNBNY Disclosure Schedule 6.1.2, or consented to by Bridge Bancorp in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each FNBNY Subsidiary not to:

(A)                               change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law, appoint a new director to the board of directors, or allow dissenters rights to its stockholders as authorized by New York law;

(B)                               change the number of authorized or issued shares of its capital stock, issue any shares of FNBNY Common Stock, including any shares that are held as “treasury shares” as of the date of this Agreement, except pursuant to the Subscription Agreements, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award of any options, warrants or similar instruments, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock.

(C)                               enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business;

(D)                               make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(E)                                grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments and severance plans and policies existing on the date hereof and set forth on FNBNY Disclosure Schedule 4.8.1 and 4.12.1, and (ii) pay increases in the ordinary course of business consistent with past practice to non-officer employees, and (iii) as may be required by law. Neither FNBNY nor any FNBNY Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $50,000, provided that FNBNY or an FNBNY Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(F)                                 enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice.

(G)                               merge or consolidate FNBNY or any FNBNY Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of FNBNY or any FNBNY Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between FNBNY, or any FNBNY Subsidiary, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender by any FNBNY Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(H)                              sell or otherwise dispose of the capital stock of FNBNY or sell or otherwise dispose of any asset of FNBNY or of any FNBNY Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of FNBNY or of any FNBNY Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(I)                                   voluntarily take any action that is intended or may reasonably be expected to result in any of the representations and warranties of FNBNY or First National Bank set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article IX hereof not being satisfied, except in each case as may be required by applicable law;

(J)                                   materially change any method, practice or principle of accounting, except as may be required from time to time by GAAP or any Bank Regulator responsible for regulating FNBNY or First National Bank;

(K)                              waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which FNBNY or any FNBNY Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(L)                                purchase any equity securities, or purchase any securities other than (i) Federal Farm Credit obligations or other securities having the full faith and credit of the United States, and (ii) having a face amount of not more than $1.0 million with a maturity date of three years or less as of the date of purchase;

(M)                            except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on the FNBNY Disclosure Schedule 6.1.2(M), and with respect to the loans held by First National Bank and set forth in Bridge Bancorp Disclosure Schedule 6.1.2(M), and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit), or modify any existing loan, in an amount in excess of $325,000 for a commercial real estate loan or $200,000 for a commercial business loan, or in excess of $325,000 for a residential loan that meets the requirements for sale to Fannie Mae or Freddie Mac.  In addition, the prior approval of Bridge Bancorp is required with respect to the foregoing:  (i) any new loan or credit facility commitment in an amount of $325,000 or greater to any borrower or group of affiliated borrowers whose credit exposure with First National Bank, FNBNY or any FNBNY Subsidiary, in the aggregate, exceeds $625,000 prior thereto or as a result thereof; (ii) any new loan or credit facility commitment in excess of $325,000 to any person residing, or any property located, outside of the State of New York; (iii) any new loan or loan commitment to any director or executive officer; (iv) any additional loan amount or commitment for additional loan amount, or any term modification, with respect to the Identified Loans; and (v) any modification or addition to the terms or any new loan, loan commitment or credit facility commitment with respect to the loans held by First National Bank and set forth in Bridge Bancorp Disclosure Schedule 6.1.2(M).

(N)                               except as set forth on the FNBNY Disclosure Schedule 6.1.2(N), enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O)                               enter into any futures contract, option, interest rate caps (other than with respect to residential ARMs), interest rate floors (other than with respect to commercial loans), interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P)                                 except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q)                               make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations or by a Bank Regulator;

(R)                               except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any FNBNY Employee Plan;

(S)                                 except as set forth in FNBNY Disclosure Schedule 6.1.2(S), make any capital expenditures in excess of $15,000 individually or $35,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(T)                                except as set forth in FNBNY Disclosure Schedule 6.1.2(T), purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U)                               sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) other than in the ordinary course of business consistent with past practice, and provided that Bridgehampton National Bank will be given the first opportunity to purchase any loan participation being sold, or sell OREO properties (other than sales of OREO which generate a net book loss of not more than $35,000 per property);

(V)                               undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by FNBNY or First National Bank of more than $10,000 annually, or containing any financial commitment extending beyond 24 months from the date hereof;

(W)                            pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $15,000 individually or $35,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X)                               foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of a Materials of Environmental Concern;

(Y)                               purchase or sell any mortgage loan servicing rights;

(Z)                                issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Bridge Bancorp and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Bridge Bancorp (which shall not be unreasonably withheld) or issue any broadly distributed communication of a general nature to customers without the prior approval of Bridge Bancorp (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(AA)                      enter into any transaction with an officer, director or affiliate, directly or indirectly through an entity affiliated or associated with such officer, director or affiliate, other than a deposit transaction with First National Bank in the ordinary course of business consistent with past practice; or

(BB)                      agree to do any of the foregoing.

6.2.                            Current Information.

6.2.1.                  During the period from the date of this Agreement to the Effective Time, FNBNY will cause one or more of its representatives to confer with representatives of Bridge Bancorp and report the general status of its ongoing operations at such times as Bridge Bancorp may reasonably request, subject to the consent of the Chief Executive Officer of FNBNY (which consent will not be unreasonably withheld, conditioned or delayed).  FNBNY will promptly notify Bridge Bancorp of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving FNBNY or any FNBNY Subsidiary.  Without limiting the foregoing, senior officers of Bridge Bancorp and FNBNY shall meet on a monthly basis to review the financial and operational affairs of FNBNY and its Subsidiaries, in accordance with applicable law, and FNBNY shall give due consideration to Bridge Bancorp’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Bridge Bancorp nor any Bridge Bancorp Subsidiary shall under any circumstance be permitted to exercise control of FNBNY or any FNBNY Subsidiary prior to the Effective Time.

6.2.2.                  First National Bank and Bridgehampton National Bank shall meet on a regular basis to discuss and plan for the conversion of First National Bank’s data processing and related electronic informational systems to those used by Bridgehampton National Bank, which planning shall include, but not be limited to, discussion of the possible termination by First National Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by First National Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that First National Bank shall not be obligated to take any such action prior to the Effective Time and, unless First National Bank otherwise agrees, no conversion shall take place prior to the Effective Time.

6.2.3.                  First National Bank shall provide Bridgehampton National Bank, within fifteen (15) business days of the end of each calendar month, a written list of all FNBNY delinquent loans and classified assets.  On a monthly basis, FNBNY shall provide Bridgehampton National Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4.                  FNBNY shall promptly inform Bridge Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of FNBNY or any FNBNY Subsidiary under any labor or employment law.

6.3.                            Access to Properties and Records.

Subject to Section 12.1 hereof, FNBNY and the FNBNY Subsidiaries shall permit, upon the consent of the Chief Executive Officer of FNBNY (which consent will not be unreasonably withheld, conditioned or delayed), Bridge Bancorp reasonable access during normal business hours upon reasonable notice to its properties and those of the FNBNY Subsidiaries, and shall disclose and make available to Bridge Bancorp during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter FNBNY reasonably determines should be treated as confidential) and shareholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Bridge Bancorp may have a reasonable interest; provided, however, that FNBNY shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or as not permitted by law or regulation. FNBNY shall provide and shall request its auditors to provide Bridge Bancorp with such historical financial information regarding it (and related audit reports and consents) as Bridge Bancorp may reasonably request for securities disclosure purposes.  Bridge Bancorp shall use commercially reasonable efforts to minimize any interference with FNBNY’s regular business operations during any such access to FNBNY’s property, books and records.  FNBNY shall permit Bridge Bancorp, at its expense, to cause a “Phase I Environmental Site Assessment” (“Phase I ESA”) in conformance with American Society for Testing materials “ASTM”) Standard 1527-05 (as amended) to be performed at each Branch at any time prior to the Closing Date, and to the extent such Phase I ESA recommends performance of a Phase II Environmental Site Assessment (the “Phase II”) prior to the Closing only to the extent that the Phase II is within the scope of additional testing recommended by the Phase I ESA to be performed as a result of a “Recognized Environmental Condition” (as such term is defined by the ASTM) that was discovered in the Phase I ESA and provided that as to any Phase II performed at a Branch which First National Bank leases, the landlord pursuant to the applicable lease has consented to such Phase II if such consent is necessary pursuant to the lease.  First National Bank will use its commercially reasonable efforts (at no cost to First National Bank) to obtain such landlord consent.  Prior to performing any Phase II, Bridge Bancorp will provide FNBNY with a copy of its proposed work plan and Bridge Bancorp will cooperate in good faith with FNBNY to address any comments or suggestions made by FNBNY regarding the work plan. Bridge Bancorp and its environmental consultant shall conduct all environmental assessments pursuant to this Section at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with FNBNY’s operation of its business, and Bridge Bancorp shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted hereunder. Bridge Bancorp shall be required to restore each property to substantially its pre-assessment condition.

6.4.                            Financial and Other Statements.

6.4.1.                  Promptly upon receipt thereof, FNBNY will furnish to Bridge Bancorp copies of each annual, interim or special audit of the books of FNBNY and the FNBNY Subsidiaries made by its independent auditors and copies of all internal control reports submitted to FNBNY by such auditors in connection with each annual, interim or special audit of the books of FNBNY and the FNBNY Subsidiaries made by such auditors.

6.4.2.                  As soon as reasonably available, but in no event later than the date such documents are filed with the Bank Regulators, FNBNY will deliver to Bridge Bancorp the Regulatory Reports.  FNBNY will furnish to Bridge Bancorp copies of all documents, statements and reports as it or any FNBNY Subsidiary shall send to its shareholders, the FDIC, the FRB or any other regulatory authority, except as legally prohibited thereby.  Within 15 days after the end of each month, FNBNY will deliver to Bridge Bancorp a monthly financial package that shall include a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3.                  FNBNY will advise Bridge Bancorp promptly of the receipt of any examination report of any Bank Regulator with respect to the condition or activities of FNBNY or any of the FNBNY Subsidiaries.

6.4.4.                  With reasonable promptness, FNBNY will furnish to Bridge Bancorp such additional financial data that FNBNY possesses and as Bridge Bancorp may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

6.4.5.                  Commencing December 1, 2013, FNBNY shall cause an audit of its consolidated statement of financial condition as of November 30, 2013 to be commenced by an independent audit firm and shall take such steps prior thereto to provide for the audit to commence promptly on December 1.

6.5.                            Maintenance of Insurance.

FNBNY shall maintain, and cause each FNBNY Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

6.6.                            Disclosure Supplements.

From time to time prior to the Effective Time, FNBNY will promptly supplement or amend the FNBNY Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such FNBNY Disclosure Schedule or which is necessary to correct any information in such FNBNY Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such FNBNY Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.7.                            Consents and Approvals of Third Parties.

FNBNY shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8.                            All Reasonable Efforts.

Subject to the terms and conditions herein provided, FNBNY agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6.9.                            Failure to Fulfill Conditions.

In the event that FNBNY determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Bridge Bancorp.

6.10.                     No Solicitation.

(a)                                FNBNY shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Bridge Bancorp) any information or data with respect to FNBNY or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which FNBNY is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by FNBNY or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of FNBNY or otherwise, shall be deemed to be a breach of this Agreement by FNBNY. FNBNY and its Subsidiaries shall, and shall cause each of FNBNY Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Bridge Bancorp), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving FNBNY or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of FNBNY or any of its Subsidiaries representing, in the aggregate, twenty-five percent (25%) or more of the assets of FNBNY and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of FNBNY or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of FNBNY or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b)                                Notwithstanding Section 6.10(a), FNBNY may take any of the actions described in clause (ii) of Section 6.10(a) if, but only if, (i) FNBNY has received a bona fide unsolicited written Acquisition Proposal, prior to the FNBNY Shareholders Meeting, that did not result from a breach of this Section 6.10; (ii) the FNBNY Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal; (iii) FNBNY has provided Bridge Bancorp with at least one (1) Business Day’s prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to FNBNY or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, FNBNY receives from such Person a confidentiality agreement with terms no less favorable to FNBNY than those contained in the Confidentiality Agreement. FNBNY shall promptly provide to Bridge Bancorp any non-public information regarding FNBNY or its Subsidiaries provided to any other Person that was not previously provided to Bridge Bancorp, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the FNBNY Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of FNBNY Common Stock or all, or substantially all, of the assets of FNBNY and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that (A) involves consideration to the holders of the shares of FNBNY Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to FNBNY’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (B) is, in light of the other terms of such proposal, more favorable to FNBNY’s shareholders than the Merger and the transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c)                                  FNBNY shall promptly (and in any event within twenty-four (24) hours) notify Bridge Bancorp in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, FNBNY or any FNBNY Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications).

(d)                                 Subject to Section 6.10(e), neither the FNBNY Board nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Bridge Bancorp in connection with the transactions contemplated by this Agreement (including the Merger), the FNBNY Recommendation (as defined in Section 8.1), or make any statement, filing or release, in connection with FNBNY Shareholders Meeting or otherwise, inconsistent with the FNBNY Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the FNBNY Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause FNBNY or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.10(b)) or (B) requiring FNBNY to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e)                                  Notwithstanding Section 6.10(d), prior to the date of FNBNY Shareholders Meeting, the FNBNY Board may approve or recommend to the shareholders of FNBNY a Superior Proposal and withdraw, qualify or modify the FNBNY Recommendation in connection therewith (a “FNBNY Subsequent Determination”) after the third (3rd) Business Day following Bridge Bancorp’s receipt of a notice (the “Notice of Superior Proposal”) from FNBNY advising Bridge Bancorp that the FNBNY Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.10) constitutes a Superior Proposal (it being understood that FNBNY shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that FNBNY proposes to accept and the subsequent notice period shall be two (2) business days) if, but only if, (i) the FNBNY Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to FNBNY’s shareholders under applicable law, and (ii) at the end of such three (3) Business Day period or the two (2) Business Day Period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Bridge Bancorp since its receipt of such Notice of Superior Proposal (provided, however, that Bridge Bancorp shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), FNBNY Board has again in good faith made the determination (A) in clause (i) of this Section 6.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the changing, qualifying or modifying of the FNBNY Recommendation or the making of a FNBNY Subsequent Determination by the FNBNY Board shall not change the approval of the FNBNY Board for purposes of causing any Takeover Laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

ARTICLE VII
COVENANTS OF BRIDGE BANCORP

7.1.                            Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of FNBNY, which consent will not be unreasonably withheld, Bridge Bancorp will, and it will cause each Bridge Bancorp Subsidiary to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action that would, or would be reasonably likely to: (i) adversely affect the ability of the parties to obtain the Regulatory Approvals or other approvals of Governmental Entities required for the transaction contemplated hereby, or materially increase the period of time necessary to obtain such approvals; (ii) adversely affect its ability to perform its covenants and agreements under this Agreement; or (iii) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.

7.2.                            Regulatory Filings Relating to Merger.

Bridge Bancorp will comply with Section 8.3 and also furnish to FNBNY copies of all documents, statements and reports as it or Bridge Bancorp files with any other Bank Regulator or the SEC with respect to the Merger.

7.3.                            Maintenance of Insurance

Bridge Bancorp shall maintain, and cause each Bridge Bancorp Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

7.4.                            Disclosure Supplements.

From time to time prior to the Effective Time, Bridge Bancorp will promptly supplement or amend the Bridge Bancorp Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Bridge Bancorp Disclosure Schedule or which is necessary to correct any information in such Bridge Bancorp Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Bridge Bancorp Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.5.                            Consents and Approvals of Third Parties.

Bridge Bancorp shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated, and in the manner contemplated, by this Agreement.

7.6.                            All Reasonable Efforts.

Subject to the terms and conditions herein provided, Bridge Bancorp agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

7.7.                            Failure to Fulfill Conditions.

In the event that Bridge Bancorp determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify FNBNY.

7.8.                            Employee Benefits.

7.8.1.                  Bridge Bancorp will review all FNBNY Compensation and Benefit Plans to determine, in its sole and absolute discretion, whether to maintain, terminate or continue such plans.  In the event employee compensation and/or benefits as currently provided by FNBNY or FNBNY Subsidiary are changed or terminated by Bridge Bancorp, in whole or in part, Bridge Bancorp shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Bridge Bancorp or applicable Bridge Bancorp Subsidiary (as of the date any such compensation or benefit is provided). Employees of FNBNY and First National Bank who become participants in a Bridge Bancorp Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits (and not for benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of FNBNY or First National Bank prior to the Effective Time.  This Agreement shall not be construed to limit the ability of Bridge Bancorp or the Bridgehampton National Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

7.8.2.                  Subject to any required regulatory approval or satisfaction of a condition in any regulatory approval, Bridge Bancorp agrees to comply with the contractual terms of any employment, change in control, consulting or severance contract or material arrangement that FNBNY has with its current and former employees and which have been identified in FNBNY Disclosure Schedule 4.8.1, except to the extent any such agreements shall be superseded or terminated at the Effective Time or following the Effective Time in accordance with their terms or applicable law.  In accordance with the terms of the Madison National Bancorp, Inc. Two-Year Change in Control Agreements set forth on FNBNY Disclosure Schedule 4.8.1 and notwithstanding anything contained in any other agreement set forth on FNBNY Disclosure Schedule 4.8.1 or in this Agreement to the contrary, no payment or benefit shall be made or afforded under any employment, deferred compensation, change of control, severance contract, stock option plan or plan that would constitute an “excess parachute payment” (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute an, “excess parachute payment,” the payment or benefit will be reduced to an amount the value of which is $1.00 less than an amount equal to three (3) times such individual’s “base amount,” as determined in accordance with Section 280G of the Code.  Each officer subject to an employment, change in control, severance or similar agreement has acknowledged in a writing attached to FNBNY Disclosure Schedule 7.8.2, that no payment may be made thereunder without regulatory approval to the extent required by applicable law or a Governmental Entity and that there shall be no claims against FNBNY or First National Bank, or Bridge Bancorp or Bridgehampton National Bank, if regulatory approval is not obtained, provided that each of FNBNY, First National Bank, Bridge Bancorp and Bridgehampton National Bank shall use all reasonable efforts to obtain any required regulatory approval.

7.8.3.                  Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed by Bridge Bancorp hereunder or by operation of law, Bridge Bancorp shall have no obligation arising from and after the Effective Time to continue in its employ or in any specific job or to provide to any specified level of compensation or any incentive payments, benefits or perquisites to any individual who is an employee of FNBNY or First National Bank as of the Effective Time.  Subject to any required regulatory approval or satisfaction of a condition in any regulatory approval, Bridge Bancorp agrees that each FNBNY or First National Bank employee who (i) is not offered employment with Bridge Bancorp or the Bridgehampton National Bank as of the Effective Time or (ii) is involuntarily terminated by Bridge Bancorp or the Bridgehampton National Bank (other than for cause) within six (6) months of the Effective Time and who is not covered by a separate employment agreement, change in control agreement, severance, consulting, or similar agreement shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each full year of service at FNBNY or First National Bank, with a maximum of twenty-six (26) weeks and a minimum of four weeks of base pay; provided that such individual executes a release agreement in a form approved by Bridge Bancorp. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year.

7.8.4.                  In the event of any termination or consolidation of any FNBNY or First National Bank health plan with any Bridgehampton National Bank health plan, Bridgehampton National Bank shall make available to employees of FNBNY or First National Bank who continue employment with Bridge Bancorp or the Bridgehampton National Bank (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to similarly situated Bridgehampton National Bank employees.  Unless a Continuing Employee affirmatively terminates coverage under a FNBNY or First National Bank health plan prior to the time that such Continuing Employee becomes eligible to participate in the Bridgehampton National Bank health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the FNBNY or First National Bank health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all similarly situated employees of the Bridgehampton National Bank and their dependents.  In the event of a termination or consolidation of any FNBNY or First National Bank health plan, terminated FNBNY or First National Bank employees and qualified beneficiaries will have the right to continued coverage under group health plans of the Bridgehampton National Bank in accordance with COBRA, consistent with the provisions below.  All FNBNY or First National Bank employees who cease participating in a FNBNY or First National Bank health plan and become participants in a comparable Bridgehampton National Bank health plan shall receive credit for any co-payment and deductibles paid under FNBNY or First National Bank health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the Bridgehampton National Bank health plan, upon substantiation, in a form satisfactory to the Bridgehampton National Bank that such co-payment and/or deductible has been satisfied.

7.8.5.                  If requested by Bridge Bancorp in writing prior to the Effective Time, and subject to the occurrence of the Effective Time, FNBNY or First National Bank shall cause to be adopted prior to the Effective Time resolutions of the Board of Directors of FNBNY or First National Bank and any necessary amendments to terminate any and all 401(k) Plans immediately prior to the Effective Time or cease all contributions to any and all 401(k) Plan maintained or sponsored by FNBNY or First National Bank or any of its Subsidiaries (collectively, the “401(k) Plan”), and to prohibit the entry of new participants to the 401(k) Plan as of the day preceding the Effective Time. In the sole discretion of Bridge Bancorp, the 401(k) Plan may be merged into the Bridge Bancorp 401(k) Plan or terminated immediately prior to the Effective Time.  The form and substance of such resolutions and any necessary amendments shall be subject to the review and approval of Bridge Bancorp, which shall not be unreasonably withheld. FNBNY or First National Bank shall deliver to Bridge Bancorp an executed copy of such resolutions and any necessary amendments as soon as practicable following their adoption by the Board of Directors of FNBNY or First National Bank and shall fully comply with such resolutions and any necessary amendments.  If, in accordance with this Section 7.8.5, Bridge Bancorp requests in writing that FNBNY or First National Bank freeze entry of new participants into the 401(k) Plan, FNBNY or First National Bank shall take such actions as Bridge Bancorp may reasonably require in furtherance of the assumption of the 401(k) Plan by Bridge Bancorp, including, but not limited to, adopting such amendments to the 401(k) Plan as may be necessary to effect such assumption. In the event the 401(k) Plan is terminated, Bridge Bancorp shall, or shall cause its Affiliates to, use reasonable best efforts to cause the Bridge Bancorp 401(k) Plan to accept a “direct rollover” of such Continuing Employee’s account balances (and to use reasonable best efforts to include the rollover of promissory notes evidencing all outstanding loans) under the 401(k) Plan, provided that such rollover is elected in accordance with applicable law and is permitted by the terms and conditions of the Bridge Bancorp 401(k) Plan.

7.8.6.                  If requested by Bridge Bancorp, FNBNY or First National Bank shall take all such actions as Bridge Bancorp may request in order to fully and timely comply with any and all requirements of both the federal Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) and any state specific WARN Act statutes, including providing notices to FNBNY or First National Bank’s employees.

7.9.                            Directors and Officers Indemnification and Insurance.

7.9.1.                  For a period of six years after the Effective Time, Bridge Bancorp shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of FNBNY or an FNBNY Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Bridge Bancorp, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a

“Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FNBNY or an FNBNY Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by FNBNY under the NYBCL and under FNBNY’s Certificate of Incorporation and Bylaws. Bridge Bancorp shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by FNBNY under the NYBCL and under FNBNY’s Certificate of Incorporation and Bylaws, upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below.  Any Indemnified Party wishing to claim indemnification under this Section 7.9.1 upon learning of any Claim, shall notify Bridge Bancorp (but the failure so to notify Bridge Bancorp shall not relieve it from any liability which it may have under this Section 7.9.1, except to the extent such failure materially prejudices Bridge Bancorp) and shall deliver to Bridge Bancorp the undertaking referred to in the previous sentence.

7.9.2.                  In the event that either Bridge Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Bridge Bancorp shall assume the obligations set forth in this Section 7.9.

7.9.3.                  Bridge Bancorp shall maintain, or shall cause Bridgehampton National Bank to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of FNBNY (provided, that Bridge Bancorp may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Bridge Bancorp be required to expend pursuant to this Section 7.9.3 more than 175% of the annual cost currently expended by FNBNY with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Bridge Bancorp shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, FNBNY agrees in order for Bridge Bancorp to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.4.                  The obligations of Bridge Bancorp provided under this Section 7.9 are intended to be enforceable against Bridge Bancorp directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Bridge Bancorp.

7.10.                     Stock Listing.

Bridge Bancorp agrees to list on the Nasdaq (or such other national securities exchange on which the shares of the Bridge Bancorp Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of Bridge Bancorp Common Stock to be issued in the Merger.

7.11.                     Stock and Cash Reserve.

Bridge Bancorp agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock to fulfill its obligations under this Agreement.

ARTICLE VIII
REGULATORY AND OTHER MATTERS

8.1.                            FNBNY Shareholder Meeting.

FNBNY will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of the holders of the FNBNY Class A Common Stock (the “FNBNY Shareholders Meeting”), for the purpose of considering this Agreement and the Merger, and for such other purposes as may be, in FNBNY’s reasonable judgment, necessary or desirable, (ii) subject to Section 6.10, have its Board of Directors recommend approval of this Agreement to the FNBNY shareholders (the “FNBNY Recommendation”).

8.2.                            Merger Prospectus.

8.2.1.                  For the purposes (x) of registering Bridge Bancorp Common Stock to be offered to holders of FNBNY Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the FNBNY Shareholders Meeting, Bridge Bancorp shall draft and prepare, and FNBNY shall cooperate in the preparation of, the Merger Registration Statement, including, to the extent required by law in the judgment of counsel to either party or otherwise desired by the parties, a combined proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such prospectus and to the extent required proxy statement, in the form mailed to the FNBNY shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Merger Prospectus”).  Bridge Bancorp shall use its best efforts to file the Merger Registration Statement, including the Merger Prospectus, with the SEC within 30 days of the date of this Agreement.  Each of Bridge Bancorp and FNBNY shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of FNBNY and Bridge Bancorp shall thereafter promptly mail the Merger Prospectus to the FNBNY shareholders. Bridge Bancorp shall also use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and FNBNY shall furnish all information concerning FNBNY and the holders of FNBNY Common Stock as may be reasonably requested in connection with any such action.

8.2.2.                  FNBNY shall provide Bridge Bancorp with any information concerning itself that Bridge Bancorp may reasonably request in connection with the drafting and preparation of the Merger Prospectus, and Bridge Bancorp shall notify FNBNY promptly of the receipt of any comments of the SEC with respect to the Merger Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to FNBNY promptly copies of all correspondence between Bridge Bancorp or any of their representatives and the SEC. Bridge Bancorp shall give FNBNY and its counsel the opportunity to review and comment on the Merger Prospectus prior to its being filed with the SEC and shall give FNBNY and its counsel the opportunity to review and comment on all amendments and supplements to the Merger Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of Bridge Bancorp and FNBNY agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Merger Prospectus and all required amendments and supplements thereto to be mailed to the holders of FNBNY Common Stock entitled to vote at the FNBNY Shareholders Meeting hereof at the earliest practicable time.

8.2.3.                  FNBNY and Bridge Bancorp shall promptly notify the other party if at any time it becomes aware that the Merger Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, FNBNY shall cooperate with Bridge Bancorp in the preparation of a supplement or amendment to such Merger Prospectus that corrects such misstatement or omission, and Bridge Bancorp shall file an amended Merger Registration Statement with the SEC, and FNBNY shall mail an amended Merger Prospectus to the FNBNY shareholders. If requested by Bridge Bancorp, FNBNY shall obtain a “comfort” letter from its independent certified public accountant, dated as of the date of the Merger Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding FNBNY, in form and substance that is customary in transactions such as the Merger.

8.3.                            Regulatory Approvals.

Each of FNBNY and Bridge Bancorp will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement (and Bridge Bancorp shall use its best efforts to make all necessary filings with the Bank Regulators within fifteen (15) business days of the date of this Agreement); provided, however, that in no event shall Bridge Bancorp or the Bridgehampton National Bank be required to agree to any prohibition, limitation, or other requirement that would prohibit or materially limit the ownership or operation by any of them of the business or assets of FNBNY or any FNBNY Subsidiary, materially limit the business currently conducted by Bridge Bancorp or Bridgehampton National Bank, compel any of them to dispose of or hold separate all or any material portion of the business or assets of FNBNY or any FNBNY Subsidiary, continue in effect after the Effective Time the OCC Agreement or any provision thereof (together, a “Burdensome Condition”), except for any prohibition, limitation, or other requirement that is imposed for reasons unrelated to the proposed acquisition of FNBNY.  FNBNY and Bridge Bancorp will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Merger Prospectus and any application, petition or any other statement or application made by or on behalf of FNBNY, Bridge Bancorp to any Bank Regulatory or governmental body in connection with the Merger, and the other transactions contemplated by this Agreement. FNBNY shall have the right to review and approve in advance any filing made in connection with the transactions contemplated by this Agreement with any governmental body.  Bridge Bancorp shall give FNBNY and its counsel the opportunity to review and comment on each filing prior to its being filed with a Bank Regulator or the SEC and shall give FNBNY and its counsel the opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Bank Regulator or the SEC.

ARTICLE IX
CLOSING CONDITIONS

9.1.                            Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1.                  Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of FNBNY.

9.1.2.                  Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3.                  Regulatory Approvals.  All Regulatory Approvals required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals shall have expired; all other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired.

9.1.4.                  Effectiveness of Merger Registration Statement.  The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of

Bridge Bancorp Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5.                  Nasdaq Listing.  The shares of Bridge Bancorp Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

9.1.6.                  Audited Financial Statements.  The audited consolidated statement of financial condition as of December 31, 2013 of FNBNY has been completed, to the extent needed under the Subscription Agreements.

9.2.                            Conditions to the Obligations of Bridge Bancorp under this Agreement.

The obligations of Bridge Bancorp under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.4 at or prior to the Closing Date:

9.2.1.                  Representations and Warranties.  Each of the representations and warranties of FNBNY and First National Bank set forth in this Agreement that are qualified as to materiality shall be true and correct, and each of the representations and warranties of FNBNY and First National Bank that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date); and FNBNY shall have delivered to Bridge Bancorp a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer and FNBNY as of the Effective Time.

9.2.2.                  Agreements and Covenants.  FNBNY shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Bridge Bancorp shall have received a certificate signed on behalf of FNBNY by the Chief Executive Officer and Chief Financial Officer of FNBNY to such effect dated as of the Effective Time.

9.2.3.                  Permits, Authorizations, Etc.  FNBNY shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.2.4.                  Regulatory Approvals.  None of the Regulatory Approvals necessary to consummate the Mergers and the transactions contemplated by this Agreement shall include any term, condition or restriction upon Bridge Bancorp or the Bridgehampton National Bank that imposes a Burdensome Condition.

9.2.5.                  Limitation on Dissenters’ Rights.  As of the Closing Date, the holders of no more than 10% of the FNBNY Common Stock that is issued and outstanding shall have taken the actions required by the NYBCL to qualify their FNBNY Common Stock as Dissenting Shares.

FNBNY will furnish Bridge Bancorp with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as Bridge Bancorp may reasonably request.

9.3.                            Conditions to the Obligations of FNBNY under this Agreement.

The obligations of FNBNY under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Closing Date:

9.3.1.                  Representations and Warranties.  Each of the representations and warranties of Bridge Bancorp and Bridgehampton National Bank set forth in this Agreement that are qualified as to materiality shall be true and correct, and each of the representations and warranties of Bridge Bancorp and Bridgehampton National Bank that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on the Effective Time (except to the extent such representations and warranties speak as of an earlier date); and Bridge Bancorp shall have delivered to FNBNY a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer and Bridge Bancorp as of the Effective Time.

9.3.2.                  Agreements and Covenants.  Bridge Bancorp shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and FNBNY shall have received a certificate signed on behalf of Bridge Bancorp by the Chief Executive Officer and Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3.                  Permits, Authorizations, Etc.  Bridge Bancorp shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger and the Bank Merger.

9.3.4.                  Payment of Merger Consideration.  Bridge Bancorp shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide FNBNY with a certificate evidencing such delivery.

9.3.5.                  Bridge Bancorp will furnish FNBNY with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as FNBNY may reasonably request.

ARTICLE X
THE CLOSING

10.1.                     Time and Place.

Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place by mail or electronic delivery, or, at the option of the Bridge Bancorp, at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m., or at such other place or time upon which Bridge

Bancorp and FNBNY mutually agree.  A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place on the day prior to the Closing Date.

10.2.                     Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to Bridge Bancorp and FNBNY the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, Bridge Bancorp shall have delivered the Merger Consideration as set forth under Section 9.3.4 hereof.

ARTICLE XI
TERMINATION, AMENDMENT AND WAIVER

11.1.                     Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of FNBNY:

11.1.1.           At any time by the mutual written agreement of Bridge Bancorp and FNBNY;

11.1.2.           By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by FNBNY) or Section 9.3.1 (in the case of a breach of a representation or warranty by Bridge Bancorp);

11.1.3.           By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by FNBNY) or Section 9.3.2 (in the case of a breach of covenant by Bridge Bancorp);

11.1.4.           At the election of the Board of Directors of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Bridge Bancorp and FNBNY; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5.           By the Board of Directors of either party if the shareholders of FNBNY shall have voted at the FNBNY Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

11.1.6.           By the Board of Directors of either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7.           Reserved.

11.1.8.           By the Board of Directors of Bridge Bancorp if FNBNY has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of FNBNY has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to Bridge Bancorp;

11.1.9.           By the Board of Directors of FNBNY if FNBNY has received a Superior Proposal, and in accordance with Section 6.10 of this Agreement, the Board of Directors of FNBNY has made a determination to accept such Superior Proposal;

11.1.10.    By FNBNY, if the FNBNY’s Board of Directors determines by a vote of the majority of the members of the entire FNBNY’s Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i)                                               The number obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “Bridge Bancorp Ratio”) shall be less than 0.80; and

(ii)                                  the Bridge Bancorp Ratio shall be less than (y) the number obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (ii) (y) (such number in this clause (ii) (y) being referred to herein as the “Index Ratio”);subject, however, to the following three sentences.  If the FNBNY elects to exercise its termination right pursuant to this Section 11.1.10, it shall give written notice to Bridge Bancorp (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period).  During a five-day period commencing with its receipt of such notice, Bridge Bancorp shall have the option to increase the consideration to be received by the holders of FNBNY Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the

Starting Price, 0.80 and the Exchange Ratio by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Bridge Bancorp Ratio.  If Bridge Bancorp so elects within such five-day period, it shall give prompt written notice to FNBNY of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 11.1.10 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 11.1.10, the following terms shall have the meanings indicated.

“Acquisition Transaction” shall mean (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the relevant companies; or (iv) agreement or commitment to take any action referenced above.

“Average Closing Price” shall mean the average of the daily closing prices for shares of Bridge Bancorp Common Stock for the twenty consecutive full trading days on which such shares are actually traded on the Nasdaq (as reported by the Nasdaq) ending on the trading day immediately preceding the Determination Date.

“Determination Date” shall mean the first date on which all Regulatory Approvals have been received (disregarding any waiting period).

“Final Index Price” shall mean the average of the Index Prices for the twenty consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the 15 financial institutions listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction involving any of such companies publicly announced at any time during the period beginning on the date of this Agreement and ending on the day immediately preceding the Determination Date.  In the event that:

(i) the common stock of any of such companies ceases to be publicly traded, or

(ii) an Acquisition Transaction involving any of such companies is announced at any time during the period beginning on the date of this Agreement and ending on the day immediately preceding the Determination Date, and as a result of which transaction the company will be merged into another company and no longer will be an independently traded entity, then such company or companies will be removed from the Index Group for purposes of determining the Final Index Price and the Index Price.

The 15 financial institutions are as follows:

Flushing Financial Corp.	FFIC
Dime Community Bancshares Inc.	DCOM
Provident New York Bancorp	PBNY
Lakeland Bancorp	LBAI
Hudson Valley Holding Corp.	HVB
Oritani Financial Corp.	ORIT
Northfield Bancorp Inc.	NFBK
OceanFirst Financial Corp.	OCFC
First of Long Island Corp.	FLIC
Peapack-Gladstone Financial	PGC
Suffolk Bancorp	SUBK
Center Bancorp Inc.	CNBC
Sun Bancorp, Inc.	SNBC
BCB Bancorp Inc.	BCBP
ConnectOne Bancorp Inc.	CNOB

“Index Price” shall mean the average closing price of the entities comprising the Index Group taken as a whole without regard to market capitalization.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean $21.97.

If Bridge Bancorp or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices of the common stock of Bridge Bancorp or such company shall be appropriately adjusted for the purposes of applying this Section 11.1.10.

11.2.                     Effect of Termination.

11.2.1.           In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 11.2, 12.1, 12.2, 12.4, 12.5, 12.6, 12.9, 12.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2.           If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A)                               Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B)                               In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C)                               As a condition of Bridge Bancorp’s willingness, and in order to induce Bridge Bancorp, to enter into this Agreement, FNBNY hereby agrees to pay Bridge Bancorp, and Bridge Bancorp shall be entitled to payment of a fee of $200,000 plus an amount equal to its out of pocket expenses incurred up to and including the termination (the “Bridge Bancorp Fee”).  The Bridge Bancorp Fee shall be paid within three business days after written demand for payment is made by Bridge Bancorp, following the occurrence of any of the events set forth below:

(i)                                     FNBNY terminates this Agreement pursuant to Section 11.1.9 or Bridge Bancorp terminates this Agreement pursuant to Section 11.1.8; or

(ii)                                  The entering into a definitive agreement by FNBNY relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving FNBNY within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by Bridge Bancorp pursuant to Section 11.1.2 or 11.1.3 because of, in either case, a willful breach by FNBNY; or (ii) the failure of the shareholders of FNBNY to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.

(D)                               The right to receive payment of the Bridge Bancorp Fee under Section 11.2.2(C) will constitute the sole and exclusive remedy of Bridge Bancorp against FNBNY and its Subsidiaries and their respective officers and directors with respect to a termination under (i) or (ii) above.

11.3.                     Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of FNBNY), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of FNBNY, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to FNBNY’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII
MISCELLANEOUS

12.1.                     Confidentiality.

Except as specifically set forth herein, Bridge Bancorp and FNBNY mutually agree to be bound by the terms of the confidentiality agreements dated July 17, 2013 and agreed to by Bridge Bancorp on July 19, 2013 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

12.2.                     Public Announcements.

FNBNY and Bridge Bancorp shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither FNBNY nor Bridge Bancorp shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

12.3.                     Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

12.4.                     Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to FNBNY, to:	John F. Stewart Chief Executive Officer FNBNY Bancorp, Inc. 538 Broadhollow Road Melville, New York 11747 Fax: (631) 756-8328 Email: JStewart@fnbny.com

With required copies (which shall not constitute notice) to:	Gregory J. Lyons, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 Fax: (215) 521-6566 Email: gjlyons@devevoise.com

If to Bridge Bancorp, to:	Kevin M. O’Connor President and Chief Executive Officer Bridge Bancorp, Inc. 2200 Montauk Highway Bridgehampton, New York 11932 Fax: (631) 537-1835 Email: koconnor@bridgenb.com

With required copies (which shall not constitute notice) to:	John J. Gorman, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Fax: (202) 362-2902 Email: jgorman@luselaw.com or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

12.5.                     Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party.  Except for the provisions of Article III and Sections 7.9.2 and 7.10, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

12.6.                     Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter.

12.7.                     Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.  A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

12.8.                     Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

12.9.                     Governing Law.

This Agreement shall be governed by the laws of State of New York.

12.10.              Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  The recitals hereto constitute an integral part of this Agreement.  References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”).  The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.11.              Specific Performance; Jurisdiction.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in the United States District Court for the Eastern District of New York or in any state court in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Eastern

District of New York or of any state court located in the State of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other United States District Court for the Eastern District of New York or a state court located in the State of New York.

IN WITNESS WHEREOF, Bridge Bancorp and FNBNY have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

Bridge Bancorp, Inc.

Dated: September 27, 2013	By:	/s/ Kevin M. O’Connor
		Name:	Kevin M. O’Connor
		Title:	President
and Chief Executive Officer

FNBNY Bancorp, Inc.

Dated: September 27, 2013	By:	/s/ John F. Stewart
		Name:	John F. Stewart
		Title:	Chief Executive Officer

APPENDIX B

KEEFE, BRUYETTE & WOODS A Stifel Company

The Board of Directors	September 26, 2013
FNBNY Bancorp, Inc.
1450 Broadway
37th Floor
New York, NY 10018

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the shareholders, collectively as a group, of FNBNY Bancorp, Inc. (“FNBNY”), other than the directors and executive officers of FNBNY, Modern Capital Holdings LLC and their respective affiliates (collectively, “Excluded Holders”), of the Aggregate Consideration (as defined below) in the proposed Merger (as defined below).  The terms of the Merger and related transactions are set forth in the Agreement and Plan of Merger (the “Agreement”), dated as of September 24, 2013, to be entered into by and between FNBNY and Bridge Bancorp, Inc. (“Bridge”).  Pursuant to the terms of the Agreement, FNBNY will merge with and into Bridge (the “Merger”) and immediately thereafter First National Bank of New York, a wholly owned subsidiary of FNBNY, will merge with and into The Bridgehampton National Bank, a wholly owned subsidiary of Bridge.  The Agreement further provides that, at the Effective Time (as defined in the Agreement), all shares of voting Class A and non-voting Class B common stock, $0.01 par value per share, of FNBNY (collectively, “FNBNY Common Shares”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in the Agreement)) will become and be converted into the right to receive the following aggregate consideration: (a) 244,110 shares (the “Base Share Consideration”) of common stock, $0.01 par value per share, of Bridge (“Bridge Shares”), subject to downward adjustment of up to 16,274 Bridge Shares as set forth in the Agreement (the “Adjustment”), (b) an additional number of Bridge Shares based on (i) the net recoveries as more fully set forth in the Agreement relating to certain outstanding loans owned by FNBNY (the “Recoveries”) received at least 10 days prior to the closing of the Merger and (ii) a per share value of Bridge Shares agreed upon by FNBNY and Bridge of $21.5067 (the “Agreed Upon Value”), which additional number of Bridge Shares has been estimated by management of FNBNY, and, at the direction of the board of directors of FNBNY (the “Board”), is assumed by KBW, to be 177,753 (the “Estimated Additional Share Consideration”), and (c) cash amounts payable as more fully set forth in the Agreement following the closing of the Merger equal to 60% (or 100% under limited circumstances) of the Recoveries received during the two years prior to the second anniversary of the closing of the Merger, which cash amounts have been estimated by management of FNBNY, and, at the direction of the Board, are assumed by KBW, to be $774,333 (the “Estimated Post-Closing Cash Consideration”).  For purposes of our opinion, the term “Aggregate Consideration” means the

Base Share Consideration (as may be reduced by the Adjustment), the Estimated Additional Share Consideration and the Estimated Post-Closing Cash Consideration.

KBW has acted as financial advisor to FNBNY and not as an advisor to, or agent of, any other person.  As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes.  As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to FNBNY and Bridge, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Bridge for our own account and for the accounts of our customers.  To the extent we have any such position as of the date of this opinion it has been disclosed to the Board.  We have acted exclusively for the Board in rendering this opinion and will receive a fee from FNBNY for our services, a part of which is contingent upon the signing of the Agreement, a part of which is payable no later than December 31, 2013 if the signing of the Agreement occurs prior to such date, and a part of which is contingent upon the successful completion of the Merger.

During the past two years, we have provided investment banking and financial advisory services to FNBNY but have not received compensation for such services.  During the past two years, we have not provided investment banking and financial advisory services to Bridge.  We may in the future provide investment banking and financial advisory services to FNBNY or Bridge and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed, and relied upon material bearing upon the financial and operating condition of FNBNY, Bridge and the Merger, including among other things, the following: (i) a draft dated September 24, 2013 of the Agreement (the most recent draft made available to us); (ii) the audited financial statements for the year ended December 31, 2012 of FNBNY; (iii) the Annual Reports on Form 10-K for the three years ended December 31, 2012 of Bridge; (iv) unaudited interim financial statements of FNBNY for the three months ended March 31, 2013 and June 30, 2013; (v) certain interim reports to stockholders and quarterly reports of Bridge, including the Quarterly Reports on Form 10-Q of for the three months ended March 31,2013 and June 30, 2013; (vi) certain other communications from FNBNY and Bridge to their respective stockholders; and (vii) other financial information concerning the businesses and operations of FNBNY furnished to us by FNBNY for purposes of our analysis.  Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of FNBNY and Bridge; (ii) the assets and liabilities of FNBNY and Bridge; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial information for FNBNY and financial and stock market information for Bridge with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of FNBNY (reflecting, among other things, certain assumptions of management of FNBNY with respect to a potential equity financing expected to be undertaken by FNBNY (the “Assumed Equity Financing”) in the absence of a sale of FNBNY) as well as estimates regarding the Recoveries on which the Estimated Additional Share Consideration and the Estimated Post-Closing Cash Consideration are based, which forecasts, projections and estimates were prepared by and provided to us by management of FNBNY and approved for our use by FNBNY and on which the Board directed us to rely, and (vi) publicly available consensus “street estimates” of Bridge discussed with us by management of Bridge and estimates regarding certain pro forma financial effects of the Merger on Bridge prepared by and provided to us by management of Bridge.  We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally.  We have also held discussions with senior management of FNBNY and Bridge regarding the past and current business operations, regulatory relations, financial condition and future prospects of FNBNY and Bridge and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness.  We have relied upon management of FNBNY as to the reasonableness and achievability of the financial and operating forecasts and projections of FNBNY and estimates regarding the Recoveries prepared by and provided to us by management of FNBNY and that we were directed to rely upon by the Board (and the assumptions and bases therefor), and we have assumed, at the direction of FNBNY, that such forecasts, projections and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts, projections and estimates will be realized in the amounts and in the time periods currently estimated by such management.  We also have relied on, at the direction of the Board, the assessments of management of FNBNY as to the ability of FNBNY to successfully effect the Assumed Equity Financing in the absence of a sale of FNBNY.  We further have relied upon management of Bridge as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Merger on Bridge prepared by and provided to us by management of Bridge (and the assumptions and bases therefor), and we have assumed that such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates will be realized in the amounts and in the time periods currently estimated by such management.  It is understood that such forecasts, projections and estimates prepared by and provided to us by the respective managements of FNBNY and Bridge, as the case may be, were not prepared by such managements with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates.  We have assumed, based on discussions with the respective managements of FNBNY and Bridge, that such forecasts, projections and estimates as well as publicly available consensus “street estimates” of Bridge referred to above provide a reasonable basis upon which we could form our opinion and express no view as to any such information or the assumptions or bases therefor.  We have relied on such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.  We further have assumed, at the direction of the Board, that the actual consideration received by holders of FNBNY Common Shares in the aggregate will not differ from the Aggregate Consideration in any respect that would be material to our opinion and that Bridge will have the ability to, and will, pay the portions of such actual consideration that become payable after the closing of the Merger.

We have assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either FNBNY or Bridge since the date of the last financial statements of each such entity that were made available to us.  We also have assumed that the audited financial statements for FNBNY contemplated to be delivered to Bridge following the date hereof will not reflect any such material changes.  We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for FNBNY and Bridge are adequate to cover such losses.  In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of FNBNY or Bridge, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of FNBNY or Bridge under any state or federal laws, including those relating to bankruptcy, insolvency or other matters.  Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold.  Because such estimates are inherently subject to uncertainty; we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and related transactions will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed); (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the completion of the Merger and related transactions will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of FNBNY, the combined entity or the contemplated benefits of the Merger.  We have assumed that the Merger and related transactions will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.  We have further assumed that FNBNY has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to FNBNY, Bridge, the Merger, the related transactions and the Agreement.  KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of FNBNY Common Shares (other than Excluded Holders), collectively as a group, of the Aggregate Consideration in the Merger, without taking into account different classes or attributes of FNBNY Common Shares and without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.  We express no view or opinion as to any terms or other aspects of the Merger or any related transaction, including without limitation, the form or structure of the Merger or the Aggregate Consideration, the nature or amount of the Adjustment, the amount of the Agreed Upon Value (or the bases therefor), any consequences of the Merger to FNBNY, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise.  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.  It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion.  Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of FNBNY to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by FNBNY or the board of directors of FNBNY, (iii) the fairness of the amount or nature of any compensation to any of FNBNY’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of FNBNY, (iv) the relative fairness of the Aggregate Consideration between the classes of FNBNY Common Shares or the consideration to be received by any specific shareholder compared to the consideration to be received by any other specific shareholder, (v) the treatment of, the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of FNBNY other than FNBNY Common Shares, or any class of securities of any other party to any transaction contemplated by the Agreement, (vi) whether Bridge would have sufficient cash, available lines of credit or other sources of funds to enable it to pay the Estimated Post-Closing Cash Consideration, (vii) the actual value of Bridge Shares to be issued in the Merger, the prices, trading range or volume at which the securities of Bridge will trade following the public announcement of the Merger or the prices, trading range or volume at which the securities of Bridge will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to FNBNY, Bridge, their respective shareholders, or relating to or arising out of or as a consequence of the Merger, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger.  This opinion is not to be used for any other purpose or published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent.  This opinion does not constitute a recommendation to the Board in connection with the Merger nor does it constitute a recommendation to the shareholders of FNBNY as to how to vote in connection with the Merger or any other matter.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration in the Merger is fair, from a financial point of view, to holders of FNBNY Common Shares (other than Excluded Holders), collectively as a group.

Very truly yours,

/s/ Keefe, Bruyette & Woods
Keefe, Bruyette & Woods, Inc.

APPENDIX C

SECTION 623 AND SECTION 910 OF THE NEW YORK BUSINESS CORPORATION LAW

Section 623 — Procedure to enforce shareholder’s right to receive payment for shares.

(a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

(b) Within ten days after the shareholders’ authorization date, which term as used in this section means the date on which the shareholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

(c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

(d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

(e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenters’ rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

(f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

(g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders’ authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters’ rights. If the corporate action has not been consummated upon the expiration of the ninety day period after the shareholders’ authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders’ authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

(h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

(2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders’ authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert’s reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

(5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

(8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

(i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

(j) No payment shall be made to a dissenting shareholder under this section at a time when the corporation is insolvent or when such payment would make it insolvent. In such event, the dissenting shareholder shall, at his option:

(1) Withdraw his notice of election, which shall in such event be deemed withdrawn with the written consent of the corporation; or

(2) Retain his status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the non-dissenting shareholders, and if it is not liquidated, retain his right to be paid for his shares, which right the corporation shall be obliged to satisfy when the restrictions of this paragraph do not apply.

(3) The dissenting shareholder shall exercise such option under subparagraph (1) or (2) by written notice filed with the corporation within thirty days after the corporation has given him written notice that payment for his shares cannot be made because of the restrictions of this paragraph. If the dissenting shareholder fails to exercise such option as provided, the corporation shall exercise the option by written notice given to him within twenty days after the expiration of such period of thirty days.

(k) The enforcement by a shareholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such shareholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in paragraph (e), and except that this section shall not exclude the right of such shareholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is unlawful or fraudulent as to him.

(l) Except as otherwise expressly provided in this section, any notice to be given by a corporation to a shareholder under this section shall be given in the manner provided in section 605 (Notice of meetings of shareholders).

(m) This section shall not apply to foreign corporations except as provided in subparagraph (e)(2) of section 907 (Merger or consolidation of domestic and foreign corporations).

Section 910 — Right of shareholder to receive payment for shares upon merger or consolidation, or sale, lease, exchange or other disposition of assets, or share exchange.

(a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder’s right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

(1) Any shareholder entitled to vote who does not assent to the taking of an action specified in clauses (A), (B) and (C).

(A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

(i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); or

(ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subclause (i), unless such merger effects one or more of the changes specified in subparagraph (b)(6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder; or

(iii) Notwithstanding subclause (ii) of this clause, to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders’ approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all of its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

(C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange or to a shareholder for the shares of any class or series of stock, which shares or depository receipt in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of exchange, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

(3) Any shareholder, not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party, whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.